     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 1998

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              FIFTH THIRD BANCORP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               OHIO                               6711                            31-0854434
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            ------------------------

                   FIFTH THIRD CENTER, CINCINNATI, OHIO 45263
                                 (513) 579-5300
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             PAUL L. REYNOLDS, ESQ.
                              FIFTH THIRD BANCORP
                            38 FOUNTAIN SQUARE PLAZA
                             CINCINNATI, OHIO 45263
                                 (513) 579-5300
                (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

             RICHARD G. SCHMALZL, ESQ.                           JAMES S. FLEISCHER, P.C.
               H. SAMUEL LIND, ESQ.                               MICHAEL S. SADOW, P.C.
              GRAYDON, HEAD & RITCHEY                         SILVER, FREEDMAN & TAFF, L.L.P.
              1900 FIFTH THIRD CENTER                                    SUITE 700
                 511 WALNUT STREET                                 1100 NEW YORK AVENUE
              CINCINNATI, OHIO 45202                               WASHINGTON, DC 20005
               (513) 651-3836 (FAX)                                (202) 682-0354 (FAX)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective and upon the effective time of the merger ("Merger") of CitFed Bancorp, Inc. ("CitFed Bancorp") with and into the Registrant pursuant to the Affiliation Agreement described in the enclosed Proxy Statement/Prospectus included as Part I of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS              AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
  OF SECURITIES TO BE REGISTERED       REGISTERED(1)             UNIT(2)                PRICE(2)           REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value........   11,000,000 shares             N/A              $688,859,888.04          $203,213.67
==============================================================================================================================

(1) Represents the maximum number of shares of Registrant's Common Stock that the Registrant expects would be issuable to Stockholders of CitFed Bancorp, a unitary savings and loan holding company owning all of the outstanding common stock of Citizens Federal Bank, F.S.B. in the event that certain adjustments to the merger consideration would be required pursuant to the Affiliation Agreement, including shares issuable upon the exercise of outstanding employee stock options or otherwise issuable upon consummation of the Merger.

(2) Estimated solely for the purpose of computing the registration fee based upon $50.94, the average of the high and low prices of the common stock, $.01 par value of CitFed Bancorp, as reported on the Nasdaq National Market on March 9, 1998, in accordance with Rule 457(f)(1) of the General Rules and Regulations under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH   , 1998

                              PROXY STATEMENT FOR
                              CITFED BANCORP, INC.

                        SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON APRIL    , 1998
                            ------------------------
                       PROSPECTUS OF FIFTH THIRD BANCORP
                                            SHARES
                           COMMON STOCK, NO PAR VALUE
                            ------------------------

     This Proxy Statement/Prospectus is being furnished to the stockholders of CitFed Bancorp, Inc. of Dayton, Ohio ("CitFed Bancorp"), a registered unitary savings and loan holding company under the Home Owners' Loan Act, in connection with the solicitation of proxies by the Board of Directors of CitFed Bancorp for
use at a Special Meeting of Stockholders to be held on April   , 1998 (the
"Special Meeting"). This Proxy Statement/ Prospectus, and the accompanying notice and form of proxy, are first being mailed to CitFed Bancorp Stockholders
on or about March   , 1998.

     At the Special Meeting, holders of shares of CitFed Bancorp's common stock, $0.01 par value per share ("CitFed Bancorp Common Stock"), will be asked to consider and vote upon the adoption of the Affiliation Agreement dated as of January 13, 1998 between Fifth Third Bancorp ("Fifth Third") and CitFed Bancorp, a copy of which is attached hereto as Annex A and is incorporated herein by reference (the "Affiliation Agreement"). If the Affiliation Agreement is adopted, and if all of the other conditions are satisfied or waived, CitFed Bancorp will merge into Fifth Third (the "Merger"). At the time the Merger becomes effective (the "Effective Time"), each share of CitFed Bancorp Common Stock will be canceled and converted, by virtue of the Merger, into .67 (the "Exchange Ratio") of a share of Fifth Third common stock, no par value per share ("Fifth Third Common Stock"). The Exchange Ratio will be adjusted so as to give the CitFed Bancorp stockholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected before the Effective Time. No fractional shares will be issued. Any stockholder otherwise entitled to receive a fractional share will receive cash in lieu thereof based upon the applicable market value per share of Fifth Third Common Stock at the Effective Time.

     In the event of a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions under certain circumstances as provided in the Affiliation Agreement, the CitFed Bancorp Board of Directors may elect to terminate the Affiliation Agreement and the Merger. If such an election were made, Fifth Third would have the option to override such termination by electing to increase the Exchange Ratio to an amount determined by a formula set forth in the Affiliation Agreement. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD -- Termination; Amendment; Waiver."

     Under the rules and regulations of the Securities and Exchange Commission (the "Commission"), the solicitation of CitFed Bancorp's stockholders to adopt the Merger constitutes an offering of Fifth Third Common Stock to be issued in connection with the Merger. Accordingly, Fifth Third has filed with the
Commission a Registration Statement (File No. 333-     ) under the Securities
Act of 1933, as amended (the "Securities Act"), with respect to such offering, and this Proxy Statement/Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

     This Proxy Statement/Prospectus shall not constitute a prospectus for public reoffering of the Fifth Third Common Stock issuable pursuant to the Merger.

THE SECURITIES OF FIFTH THIRD TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
  COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
     UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OF FIFTH THIRD COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         The date of this Proxy Statement/Prospectus is March   , 1998.

                             AVAILABLE INFORMATION

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH, WITH THE EXCEPTION OF THE 1997 ANNUAL REPORT TO STOCKHOLDERS FOR FIFTH THIRD, ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SEE "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." THESE DOCUMENTS (EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM PAUL L. REYNOLDS, ASSISTANT SECRETARY, FIFTH THIRD BANCORP, FIFTH THIRD CENTER, CINCINNATI, OHIO 45263 (TELEPHONE NUMBER: (513) 579-5300), AS RELATES TO FIFTH THIRD, AND FROM JOHN H. CURP, SECRETARY, CITFED BANCORP, INC., ONE CITIZENS FEDERAL CENTRE, DAYTON, OHIO 45402 (TELEPHONE NUMBER: (937) 223-4234), AS RELATES TO CITFED BANCORP. IN ORDER TO ENSURE TIMELY DELIVERY OF THE
DOCUMENTS, ANY REQUEST SHOULD BE MADE BY APRIL   , 1998.

     No person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Proxy Statement/Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Fifth Third or CitFed Bancorp. This Proxy Statement/Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which it would be unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus at any time, nor any offer or solicitation made hereunder, shall under any circumstances imply that the information set forth herein or incorporated herein is correct as of any time subsequent to its date.

     Fifth Third and CitFed Bancorp are each subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, file reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by Fifth Third and CitFed Bancorp can be inspected and copied at Room 1024 of the Offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511), and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Fifth Third and CitFed Bancorp each file its reports, proxy statements and other information with the Commission electronically, and the Commission maintains a website located at http://www.sec.gov containing such information.

     Fifth Third Common Stock and CitFed Bancorp Common Stock are traded on the Nasdaq National Market tier of the Nasdaq Stock Market (the "Nasdaq National Market") under the symbols "FITB" and "CTZN", respectively. Documents filed by Fifth Third and CitFed Bancorp with the Commission also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     All information contained or incorporated in this Proxy
Statement/Prospectus with respect to CitFed Bancorp was supplied by CitFed Bancorp and all information contained or incorporated in this Proxy Statement/Prospectus with respect to Fifth Third was supplied by Fifth Third.

     Although neither CitFed Bancorp nor Fifth Third has any knowledge that would indicate that any statements or information relating to the other party contained herein is inaccurate or incomplete, neither CitFed Bancorp nor Fifth Third can warrant the accuracy or completeness of such statements or information as they relate to the other party.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by Fifth Third with the Commission (File No. 0- 8076) are hereby incorporated into this Proxy Statement/Prospectus by reference:

          (a) Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1997;

          (b) Pages 1 and 13 through 38 of Fifth Third's 1997 Annual Report to Stockholders (enclosed with this Proxy Statement/Prospectus); and

          (c) Fifth Third's Proxy Statement dated February 9, 1998.

     The following documents previously filed by CitFed Bancorp with the Commission (File No. 0-19611) are hereby incorporated into this Proxy Statement/Prospectus by reference:

          (a) CitFed Bancorp's Annual Report on Form 10-K for the year ended March 31, 1997, including all documents incorporated by reference therein;

          (b) CitFed Bancorp's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1997, September 30, 1997 and December 31, 1997; and

          (c) CitFed Bancorp's Current Report on Form 8-K dated January 28, 1998 and Form 8-K/A dated January 30, 1998.

     In addition, all subsequent documents filed with the Commission by Fifth Third and by CitFed Bancorp, respectively, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the Special Meeting are incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

     This Proxy Statement/Prospectus (including information included or incorporated by reference herein) contains or may contain forward-looking statements that involve risks and uncertainties. This Proxy Statement/Prospectus contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of Fifth Third and CitFed Bancorp and of Fifth Third on a pro forma combined basis following the consummation of the Merger, including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions.

     These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) expected cost savings from the Merger cannot be fully realized or realized within the expected time frame; (2) revenues following the Merger are lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the Merger are greater than expected; (3) competitive pressures among depository and other financial institutions increase significantly; (4) costs or difficulties related to the integration of the businesses of Fifth Third and CitFed Bancorp are greater than expected; (5) changes in the interest rate environment reduce margins; (6) general economic or business conditions, either nationally or in the states in which Fifth Third will be doing business, are less favorable than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (7) legislative or regulatory changes adversely affect the businesses in which Fifth Third will be engaged; and (8) changes in the securities markets.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................    2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    3
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................    3
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS...................    6
THE SPECIAL MEETING.........................................   16
  Special Meeting...........................................   16
  Purpose of the Meeting....................................   16
  Voting Rights; Vote Required..............................   16
  Proxies and Proxy Solicitation............................   17
  No Appraisal Rights.......................................   18
  Stockholder Proposals.....................................   18
PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD.......   18
  General...................................................   18
  Background of and Reasons for the Merger..................   19
  Opinion of Financial Advisor to CitFed Bancorp............   21
  Effective Time............................................   25
  Effects of Merger.........................................   25
  Exchange of Certificates..................................   26
  Federal Income Tax Consequences...........................   27
  Accounting Treatment......................................   28
  Conduct Pending Merger; Representations and Warranties....   28
  Conditions to Closing.....................................   29
  Termination; Amendment; Waiver............................   30
  Effect on CitFed Bancorp Employees........................   32
  Interests of Certain Persons in the Merger................   32
  Stock Option Agreement....................................   35
  Resale of Fifth Third Common Stock by Affiliates..........   38
FIFTH THIRD BANCORP.........................................   39
  Description of Business...................................   39
  Recent Developments.......................................   39
  Capital Requirements......................................   40
  General Regulation of Bank Holding Companies..............   40
  General Regulation of Commercial Banks....................   41
  Acquisitions of Savings Associations by Holding
     Companies..............................................   41
  Additional Information....................................   42
CITFED BANCORP, INC. .......................................   43
  Description of Business...................................   43
  Additional Information....................................   43
EFFECTS OF GOVERNMENTAL POLICIES............................   44
UNAUDITED PRO FORMA FINANCIAL INFORMATION...................   45
SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD...........   51
SELECTED HISTORICAL FINANCIAL DATA OF CITFED BANCORP........   53

DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF
  STOCKHOLDERS..............................................   55
  Voting Rights.............................................   55
  Dividends.................................................   56
  Preemptive Rights.........................................   57
  Rights Upon Liquidation...................................   57
  Indemnification and Personal Liability of Directors and
     Officers...............................................   57
  Stockholders' Meetings; Quorum............................   58
  Removal of Directors......................................   58
  Amendment to Certificate of Incorporation and Bylaws......   59
  Vacancies on the Board of Directors.......................   60
  Advance Notice Requirement for Presentation of New
     Business and Nominations of Directors at Meeting of
     Stockholders...........................................   61
  Subscription, Conversion, Redemption Rights; Stock
     Nonassessable..........................................   61
  Change of Control Provisions..............................   61
  Stockholder Rights Protection Plan........................   64
LEGAL MATTERS...............................................   65
EXPERTS.....................................................   65

ANNEXES:

  Annex A: Affiliation Agreement dated as of January 13, 1998 between Fifth Third Bancorp and CitFed Bancorp, Inc. (excluding exhibits)

  Annex B: Stock Option Agreement dated as of January 13, 1998 between CitFed Bancorp, Inc., as issuer, and Fifth Third Bancorp, as grantee

  Annex C:  Form of Fairness Opinion of Keefe, Bruyette & Woods, Inc.

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus and the documents incorporated herein by reference and/or enclosed herewith. This summary is not intended to be a summary of all information relating to the Merger and should be read in conjunction with, and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement/Prospectus, including the Annexes hereto, and the documents incorporated by reference in, and/or enclosed with, this Proxy Statement/Prospectus.

PARTIES TO THE TRANSACTION:

FIFTH THIRD:                 Fifth Third is a registered multi-bank holding
                             company, incorporated under Ohio law, which conducts its principal activities through its banking and non-banking subsidiaries. Fifth Third's nine subsidiary banks operate a general banking business from 411 offices located throughout Ohio, Indiana, Kentucky and Florida. At December 31,
                             1997, on a consolidated basis, Fifth Third had consolidated assets, deposits and stockholders' equity of approximately $21.4 billion, $14.9 billion and $2.3 billion, respectively. Fifth Third
                             Common Stock is traded on the Nasdaq National
                             Market under the symbol "FITB." Fifth Third's principal executive offices are located at Fifth
                             Third Center, Cincinnati, Ohio 45263, and its telephone number is (513) 579-5300.

CITFED BANCORP:              CitFed Bancorp is a registered unitary savings and
                             loan holding company incorporated under Delaware law. CitFed Bancorp owns all of the stock of Citizens Federal Bank, F.S.B. ("Citizens Federal
                             Bank") which is headquartered in Dayton, Ohio.
                             Citizens Federal Bank operates its main office and 35 full service branch offices located within the greater Dayton, Ohio and Butler County, Ohio areas and 15 loan production offices located in Dayton, Columbus and Cincinnati, Ohio; Florence, Lexington and Louisville, Kentucky; Williamsburg and Virginia
                             Beach, Virginia; Indianapolis, Indiana; and
                             Charlotte, North Carolina. At December 31, 1997,
                             CitFed Bancorp, on a consolidated basis, had total assets, total deposits and stockholders' equity of approximately $3.5 billion, $1.9 billion and $209.9 million, respectively. CitFed Bancorp Common Stock is traded on the Nasdaq National Market under the symbol "CTZN." CitFed Bancorp's principal executive offices are located at One Citizens Federal Centre, Dayton, Ohio, and its telephone number is (937)
                             223-4234.

SPECIAL MEETING OF CITFED BANCORP STOCKHOLDERS:

TIME AND DATE:                           , Eastern Daylight Savings Time, on
                             April   , 1998

PLACE:

PURPOSE: To consider and vote upon the proposal to adopt the Affiliation Agreement which provides for the Merger of CitFed Bancorp with and into Fifth Third. Pursuant to the Affiliation Agreement, CitFed Bancorp's stockholders will receive .67 of a share of Fifth Third Common Stock in exchange for each share of CitFed Bancorp Common Stock and cash in lieu of any fractional shares of Fifth Third Common Stock. See "THE SPECIAL MEETING -- Purpose of the Meeting" and "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD."

REQUIRED VOTE; RECORD DATE:  Adoption of the Affiliation Agreement requires the affirmative vote of holders of at least a majority
                             of the        shares of CitFed Bancorp

                             Common Stock outstanding as of the close of
                             business on March   , 1998 (the "Record Date").
                             Adoption of the Affiliation Agreement will also authorize the CitFed Bancorp Board of Directors to exercise its discretion on whether to proceed with the Merger in the event CitFed Bancorp has the right to terminate the Affiliation Agreement. An abstention or failure to vote has the same effect as voting against the proposal. Accordingly, stockholders are urged to sign and return their proxies. See "THE SPECIAL MEETING -- Voting Rights; Vote Required", "-- Proxies and Proxy Solicitation" and "PROPOSAL -- MERGER OF CITFED INTO FIFTH
                             THIRD -- Termination; Amendment; Waiver."

                             It is expected that substantially all of the
                                    shares of CitFed Bancorp (excluding shares
                             underlying stock options) beneficially owned by directors and executive officers of CitFed Bancorp, its subsidiaries and their affiliates at the Record
                             Date (     % of the total outstanding shares at
                             that date) will be voted for the adoption of the Affiliation Agreement.

                             Additionally, as of January 13, 1998, certain Fifth Third subsidiaries may be deemed to be the beneficial owners of 383,661 shares of CitFed Bancorp Common Stock, which shares are held in a fiduciary capacity (the "Fiduciary Shares"). Fifth Third has sole voting power with respect to 2,925 of such Fiduciary Shares, shared voting power with respect to no such Fiduciary Shares, sole investment power as to 2,925 of such Fiduciary Shares and shared investment power with respect to no such Fiduciary Shares. Fifth Third has no voting or investment power with respect to the remaining 380,736 Fiduciary Shares.

                             To the best of its knowledge, no executive officer or director of Fifth Third beneficially owns any shares of CitFed Bancorp Common Stock.

BENEFICIAL OWNERSHIP BY
  OFFICERS AND DIRECTORS:    As of the close of business on March   , 1998, the
                             executive officers and directors of CitFed Bancorp
                             and their affiliates (including directors of
                             Citizens Federal Bank) beneficially owned
                             shares, or approximately      %, of CitFed Bancorp
                             Common Stock. These figures exclude options to
                             purchase        shares of CitFed Bancorp Common
                             Stock which were exercisable on that date or which will become exercisable within 60 days of such date. See "CERTAIN BENEFICIAL OWNERS OF CITFED
                             BANCORP COMMON STOCK."

PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD:

REASONS FOR THE MERGER AND
  RECOMMENDATION OF THE
  BOARD OF DIRECTORS OF
  CITFED BANCORP:            The Board of Directors of CitFed Bancorp considered
                             the terms of the Affiliation Agreement, including the consideration to be received by CitFed
                             Bancorp's stockholders in the Merger, in light of economic, financial, legal, social and market factors and concluded that the Merger is advisable and fair to, and in the best interests of, CitFed
                             Bancorp and its stockholders. The terms of the Affiliation Agreement are the result of arms' length negotiations between CitFed Bancorp and Fifth Third. See "PROPOSAL -- MERGER OF CITFED
                             BANCORP INTO FIFTH THIRD -- Background of and
                             Reasons for the Merger."

                             THE BOARD OF DIRECTORS OF CITFED BANCORP RECOMMENDS UNANIMOUSLY THAT CITFED BANCORP STOCKHOLDERS VOTE FOR THE ADOPTION OF THE AFFILIATION AGREEMENT.

OPINION OF FINANCIAL
ADVISOR: Keefe, Bruyette & Woods, Inc. ("Keefe Bruyette") has issued its opinion that, as of the date hereof, the Exchange Ratio is fair to the stockholders of CitFed Bancorp from a financial point of view.

                             THE FULL TEXT OF THE OPINION OF KEEFE BRUYETTE, WHICH SETS FORTH A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD -- Opinion of Financial Advisor to CitFed Bancorp" and Annex C hereto.

EFFECTIVE TIME:              Unless the parties agree otherwise, the Effective
                             Time will occur on a Friday which is as soon as is
                             reasonably possible following the date on which all
                             of the conditions precedent to the consummation of
                             the Merger, including receipt of all regulatory
                             approvals and the expiration of any applicable
                             waiting periods, have been fully met or effectively
                             waived. The parties anticipate that the Effective
                             Time will occur in           1998. CitFed Bancorp
                             and Fifth Third each will have the right to terminate the Affiliation Agreement, among other reasons, if the Effective Time does not occur on or before September 30, 1998, subject to certain conditions. See "PROPOSAL -- MERGER OF CITFED
                             BANCORP INTO FIFTH THIRD -- Effective Time."

TERMS OF THE MERGER:
  CONVERSION OF CITFED
BANCORP
  COMMON STOCK;
  CONSIDERATION:             At the Effective Time, each stockholder of CitFed
                             Bancorp will receive, for each share of CitFed
                             Bancorp Common Stock canceled and extinguished as a
                             result of the Merger, the right to receive .67 of a
                             share of Fifth Third Common Stock (i.e., the
                             Exchange Ratio) plus cash in lieu of any fractional
                             shares, if any, of Fifth Third Common Stock which
                             such stockholder would otherwise be entitled to
                             receive. Based on the closing price per share of
                             Fifth Third Common Stock on the Nasdaq National
                             Market on             , 1998, the value of .67 of a
                             share of Fifth Third Common Stock was $          .

                             The Exchange Ratio will be adjusted so as to give the CitFed Bancorp stockholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected before the Effective Time. Additionally, in the event of a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions under certain circumstances as provided in the Affiliation Agreement, the CitFed Bancorp Board of Directors may have the right to terminate the Affiliation Agreement. If such right is exercised, Fifth Third would then have the option to increase the Exchange Ratio in accordance with the formula set forth in the Affiliation Agreement in lieu of such termination. See "SUMMARY OF THE PROXY STATE-

                             MENT/PROSPECTUS -- Right to terminate" and "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD -- Effects of Merger" and "-- Termination; Amendment; Waiver."

                             THE VALUE OF THE FIFTH THIRD COMMON STOCK TO BE RECEIVED BY CITFED BANCORP STOCKHOLDERS WILL DEPEND ON THE MARKET PRICE OF SHARES OF FIFTH THIRD COMMON STOCK AT THE EFFECTIVE TIME. THE MARKET PRICE OF FIFTH THIRD COMMON STOCK IS SUBJECT TO CHANGE AT ALL TIMES BASED ON THE FUTURE FINANCIAL CONDITION AND OPERATING RESULTS OF FIFTH THIRD, FUTURE MARKET CONDITIONS AND OTHER FACTORS, AND THE MARKET PRICE OF FIFTH THIRD COMMON STOCK AT THE EFFECTIVE TIME MAY BE SUBSTANTIALLY HIGHER OR LOWER THAN RECENT PRICES.

NO FRACTIONAL SHARES:        No fractional shares will be issued in connection
                             with the Merger. CitFed Bancorp stockholders will receive cash in lieu of any fractional shares which they otherwise would be entitled to receive based on the per share closing price of Fifth Third
                             Common Stock at the Effective Time. See
                             "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH
                             THIRD -- Effects of Merger."

PROCEDURE FOR EXCHANGE
  OF SHARES:                 Promptly after the Effective Time, Fifth Third will
                             mail to each stockholder of CitFed Bancorp a form of transmittal letter and instructions for the surrender of CitFed Bancorp Common Stock certificates for certificates representing the shares of Fifth Third Common Stock to which such stockholder is entitled. Certificates for shares of Fifth Third Common Stock will be issued to stockholders of CitFed Bancorp only after their certificates for CitFed Bancorp Common Stock have been surrendered in accordance with such instructions. See "PROPOSAL -- MERGER OF CITFED
                             BANCORP INTO FIFTH THIRD -- Exchange of
                             Certificates."

FEDERAL INCOME TAX
  CONSEQUENCES:              Fifth Third and CitFed Bancorp have structured the
                             Merger with the intention that no gain or loss
                             (other than with respect to cash received in lieu of fractional shares) will be recognized by CitFed
                             Bancorp's stockholders upon the exchange of their CitFed Bancorp Common Stock for Fifth Third Common
                             Stock. See "PROPOSAL -- MERGER OF CITFED BANCORP
                             INTO FIFTH THIRD -- Federal Income Tax
                             Consequences." STOCKHOLDERS ARE URGED TO CONSULT
                             THEIR OWN TAX ADVISORS AS TO THE SPECIFIC
                             CONSEQUENCES TO THEM OF THE MERGER UNDER FEDERAL,
                             STATE, LOCAL, FOREIGN AND ANY OTHER APPLICABLE TAX
                             LAWS.

ACCOUNTING:                  The Merger is intended to qualify for
                             pooling-of-interests accounting treatment and consummation of the Merger is conditioned, in part, upon receipt by both Fifth Third and CitFed Bancorp of a letter from Deloitte & Touche LLP, independent public accountants, to the effect that the Merger will qualify for such treatment. See
                             "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH
                             THIRD -- Accounting Treatment" and "FIFTH THIRD
                             BANCORP -- Recent Developments."

NO APPRAISAL RIGHTS:         Pursuant to Section 262 of the Delaware General
                             Corporation Law ("Section 262"), because CitFed
                             Bancorp Common Stock is traded on the

                             Nasdaq National Market as of the Record Date, stockholders of CitFed Bancorp will not have appraisal rights or rights as dissenting stockholders in the Merger. See "THE SPECIAL MEETING -- No Appraisal Rights."

CONDITIONS OF CLOSING:       The Merger is subject to the satisfaction of
                             certain conditions, including but not limited to, CitFed Bancorp stockholder approval, and approval by the Board of Governors of the Federal Reserve
                             System and the Ohio Division of Financial
                             Institutions. Applications for such regulatory approvals have been filed. See "PROPOSAL -- MERGER
                             OF CITFED BANCORP INTO FIFTH THIRD -- Conditions to
                             Closing."

RIGHT TO TERMINATE:          The Affiliation Agreement may be terminated at any
                             time prior to the Effective Time by written notice of either Fifth Third or CitFed Bancorp to the other upon: the mutual written consent of Fifth
                             Third and CitFed Bancorp; a material breach of the Affiliation Agreement; a material and adverse change in the business or financial condition of either Fifth Third or CitFed Bancorp, in each case taken as a whole; the failure to close the Merger by September 30, 1998; the failure of the CitFed
                             Bancorp stockholders to approve the Affiliation
                             Agreement; or if any event occurs which renders impossible one or more conditions to the obligations of the other party to effect the Merger and non-compliance is not waived by the unaffected party.

                             Additionally, in the event of a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions under certain circumstances as provided in the Affiliation Agreement, the CitFed Bancorp Board of Directors may elect to terminate the Affiliation Agreement and the Merger. Approval of the proposal will also authorize the CitFed Bancorp Board of Directors to exercise its discretion whether to proceed with the Merger in the event that CitFed Bancorp has the right to exercise its termination right as described in the preceding sentence. CitFed Bancorp expects that the CitFed Bancorp Board of Directors would exercise such discretion and decide whether to terminate the Affiliation Agreement without a resolicitation of stockholders. If such an election were made, Fifth Third would have the option to override such termination by electing to increase the Exchange Ratio to an amount determined by a formula set forth in the Affiliation Agreement. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD -- Termination; Amendment; Waiver."

EFFECT ON CITFED
  BANCORP EMPLOYEES:         Fifth Third intends (but is not obligated) to
                             employ at Fifth Third or other Fifth Third subsidiaries or affiliates as many of the employees of CitFed Bancorp and its subsidiaries who desire such employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth
                             Third's standard staffing levels and personnel policies. The Affiliation Agreement contains provisions for the treatment of employees of CitFed
                             Bancorp and its subsidiaries, including provisions for participation in benefit and retirement plans, as well as for severance payments in certain circumstances. See "PROPOSAL -- MERGER OF CITFED
                             BANCORP INTO FIFTH THIRD -- Effect on CitFed
                             Bancorp Employees" and the Affiliation Agreement attached as Annex A hereto.

INTERESTS OF CERTAIN
PERSONS
  IN THE MERGER:             Certain members of CitFed Bancorp's management and
                             the CitFed Bancorp's Board of Directors may be deemed to have certain interests in the Merger in addition to their interests as stockholders of CitFed Bancorp, generally. The CitFed Bancorp Board of Directors was aware of these interests and considered them in adopting the Affiliation
                             Agreement. Set forth below are descriptions of interests of directors and executive officers of CitFed Bancorp in the Merger in addition to their interests as stockholders of CitFed Bancorp generally.

                             Fifth Third has agreed to appoint Jerry L. Kirby, the Chairman, President and Chief Executive Officer of CitFed Bancorp, and Allen M. Hill, a director of CitFed Bancorp, to the Fifth Third Board of Directors upon consummation of the Merger. In the event their initial terms on the Fifth Third Board of Directors expires prior to the Fifth Third annual meeting of stockholders in the year 2001, Fifth Third has agreed to nominate such person for a second term on the Fifth Third Board of Directors. Upon consummation of the Merger, Mr. Kirby will also be approved as the Chairman of the Board of Directors of The Fifth Third Bank of Western Ohio, a wholly owned subsidiary of Fifth Third and into which Citizens Federal Bank will be merged.

                             In April 1996, CitFed Bancorp entered into employment agreements (the "CitFed Agreements") with Jerry L. Kirby, William M. Vichich, John H. Curp, Sebastian J. Melluzzo and Mary L. Larkins (the "Executive Officers"). The CitFed Agreements each provide for payment to the employee of 299% of the employee's "base amount" (five-year average) compensation under certain circumstances in connection with a change in control of CitFed Bancorp. As a consequence of the Merger, Messrs. Kirby, Vichich, Curp, Melluzzo and Ms. Larkins shall receive, as of the Effective Time, payments pursuant to the terms of their respective CitFed Agreements of $1.8 million, $1.0 million, $621,000, $455,000 and $767,000, respectively.

                             The Executive Officers will each enter into new employment contracts with Fifth Third on the Closing Date. The employment agreements provide for, among other things, the payment of salary, grants of stock options and annual retirement benefits. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD -- Interests of Certain Persons in the Merger."

                             Each of the Executive Officers has a supplemental retirement agreement with CitFed Bancorp. Upon consummation of the Merger, Fifth Third has agreed to assume the obligations of CitFed Bancorp under such agreements.

                             The outstanding CitFed Bancorp options under its stock option plan will be assumed by Fifth Third. The number of shares subject to CitFed Bancorp stock options will be adjusted to allow the holder, upon exercise, to receive shares of Fifth Third Common Stock calculated by multiplying the Exchange Ratio (.67) by the number of shares of CitFed Bancorp Common Stock subject to the CitFed Bancorp stock options, and the exercise price of the CitFed Bancorp stock options will be adjusted by dividing the exercise price per share by the Exchange Ratio. All other terms and conditions of the CitFed Bancorp stock options will remain unchanged.

                             CitFed Bancorp will freeze its defined benefit pension plan as of the Effective Time. Under the Affiliation Agreement, CitFed Bancorp can make any necessary amendments or adjustments to ensure that the excess funding, if any, at the Effective Time goes to the benefit of participants in the CitFed Bancorp pension plan and to fully vest all such benefits to participants, provided such actions do not adversely affect the qualified status of the plan.

                             The officers and directors of CitFed Bancorp will be provided certain directors' and officers' liability insurance protection for three years following the Effective Time, as long as such insurance may be purchased on the terms specified in the Affiliation Agreement. Also, Fifth Third has affirmatively assumed the obligation to indemnify officers and directors of CitFed Bancorp, Citizens Federal Bank and their subsidiaries under specified circumstances. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD -- Interests of Certain Persons in the Merger."

STOCK OPTION AGREEMENT:      As an inducement and condition to the willingness
                             of Fifth Third to enter into the Affiliation
                             Agreement, CitFed Bancorp, as issuer, entered into a stock option agreement with Fifth Third, as grantee, dated as of January 13, 1998 (the "Stock
                             Option Agreement"). The Stock Option Agreement is attached to this Proxy Statement/Prospectus as Annex B.

                             Pursuant to the Stock Option Agreement, CitFed Bancorp granted to Fifth Third an irrevocable option (the "Option") to purchase a number of shares of CitFed Bancorp Common Stock up to 19.9% of the number of shares of CitFed Common Stock outstanding immediately after exercise of the Option for a purchase price of $37.75 per share, subject to adjustment in certain circumstances.

                             The Option will generally become exercisable, if, prior to the termination of the Affiliation Agreement, a third party makes a proposal to engage in an acquisition of the issuer and an acquisition is consummated within 18 months following such termination. Under certain circumstances Fifth Third also could elect to sell the Option, and any shares previously purchased thereunder, back to CitFed Bancorp at a price generally reflecting the price offered or paid by the third-party acquiror for other shares of the issuer. Alternatively, under certain circumstances, Fifth Third could surrender the Option to CitFed Bancorp for a cash payment from CitFed Bancorp of $30,000,000.

                             The purchase of any shares of CitFed Bancorp Common Stock pursuant to the Option is subject to compliance with applicable law, including the receipt of necessary approvals under the Bank Holding Company Act of 1956, as amended (the "BHCA").

                             Arrangements such as the Stock Option Agreement are entered into in connection with corporate mergers and acquisitions in an effort to increase the likelihood that the transaction will be consummated in accordance with its terms and to compensate the grantee for the efforts undertaken and the expenses, losses and opportunity costs incurred by it in connection with the transaction if it is not consummated under certain circumstances involving an acquisition or potential acquisition of the issuer by a third party. The Stock Option Agreement was entered into to accomplish these objectives. The Stock Option Agreement may have the effect of discouraging offers by third parties to acquire CitFed Bancorp prior to the Merger, even if such persons might have been prepared to offer to pay consideration to CitFed Bancorp's stockholders that has a higher current market price than the shares of Fifth Third Common Stock to be received by such holders pursuant to the Affiliation Agreement.

                             To the best knowledge of CitFed Bancorp and Fifth Third, no event giving rise to the right to exercise the Option has occurred as of the date of this Proxy Statement/Prospectus.

                             See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD -- Background of and Reasons for the Merger" and "-- Stock Option Agreement" and Annex B to this Proxy Statement/Prospectus.

MERGER: At the Effective Time, CitFed Bancorp will merge with and into Fifth Third and CitFed Bancorp will cease to exist as a separate entity. Immediately following the Merger, Fifth Third plans to have Citizens Federal Bank merge with and into Fifth Third's wholly owned subsidiary, The Fifth Third Bank of Western Ohio. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD -- Effects of Merger."

SECURITIES INVOLVED:         For a comparative analysis of CitFed Bancorp Common
                             Stock and Fifth Third Common Stock, see
                             "DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE
                             RIGHTS OF STOCKHOLDERS."

RECENT DEVELOPMENTS:         In addition to the Affiliation Agreement, Fifth
                             Third has also recently agreed to acquire, in two
                             separate transactions, The Ohio Company and State
                             Savings Company. Such transactions require the
                             payment by Fifth Third of consideration having an
                             aggregate value of approximately $          . Fifth
                             Third will pay such consideration by issuing approximately 1,000,000 shares of Fifth Third
                             Common Stock to the shareholders of The Ohio
                             Company and 11,083,560 shares of Fifth Third Common
                             Stock in the aggregate to the shareholders of State
                             Savings Company. Fifth Third also plans to issue approximately 2.8 million shares of Fifth Third
                             Common Stock prior to the Effective Time in order to enable Fifth Third to account for the Merger as a pooling-of-interests, which may include shares of Fifth Third Common Stock issued in The Ohio Company acquisition if it is completed prior to the Effective Time. See "FIFTH THIRD BANCORP -- Recent
                             Developments" and "PROPOSAL -- MERGER OF CITFED
                             BANCORP INTO FIFTH THIRD -- Effects of Merger."

UNAUDITED PRO FORMA
  FINANCIAL INFORMATION:     See "UNAUDITED PRO FORMA FINANCIAL INFORMATION."

HISTORICAL FINANCIAL DATA:   See "SELECTED HISTORICAL FINANCIAL DATA OF FIFTH
                             THIRD", the Consolidated Financial Statements and the Notes thereto for Fifth Third, incorporated herein by reference, "SELECTED HISTORICAL FINANCIAL
                             DATA OF CITFED BANCORP" and the Consolidated
                             Financial Statements and the Notes thereto for CitFed Bancorp incorporated herein by reference.

COMPARATIVE MARKET PRICES
  AND DIVIDENDS:             Fifth Third Common Stock and CitFed Bancorp Common
                             Stock are traded on the Nasdaq National Market
                             under the symbols "FITB" and "CTZN", respectively.
                             On January 13, 1998, the business day immediately
                             preceding the public announcement of the execution
                             of the Affiliation Agreement setting forth the
                             terms of the Merger and on             , 1998, the
                             most recent practicable date prior to the printing of this Proxy State-ment/Prospectus, comparative market prices of Fifth
                             Third Common Stock and CitFed Bancorp Common Stock and the equivalent price per share of CitFed
                             Bancorp Common Stock giving effect to the Merger, were as follows:

                                                              JANUARY 13, 1998         , 1998
                                                              ----------------    -----------------
                                       Fifth Third Common
                                         Stock..............       $80.50              $
                                         (Closing sales
                                         price)
                                       CitFed Bancorp Common
                                         Stock..............       $37.75              $
                                         (Closing sales
                                         price)
                                       Equivalent price per
                                         share of CitFed
                                         Bancorp Common
                                         Stock..............       $53.94              $

                             The following table sets forth (in per share amounts), for the quarterly periods indicated, the high and low closing sales prices and the dividends declared during each quarterly period:

                                                                               CITFED BANCORP
                                        FIFTH THIRD COMMON STOCK(1)           COMMON STOCK(2)
                                        ----------------------------    ----------------------------
                                                           DIVIDENDS                       DIVIDENDS
                                         HIGH      LOW     DECLARED      HIGH      LOW     DECLARED
                                        ------    ------   ---------    ------    ------   ---------
1996:
  First Calendar Quarter..............  $39.67    $29.00    $0.173      $16.33    $14.78    $0.031
  Second Calendar Quarter.............  $38.75    $33.00    $0.173      $17.83    $15.11    $0.031
  Third Calendar Quarter..............  $38.92    $33.17    $0.193      $18.00    $16.11    $0.036
  Fourth Calendar Quarter.............  $49.50    $38.33    $0.193      $23.00    $16.78    $0.053
1997:
  First Calendar Quarter..............  $59.67    $40.50    $0.193      $24.83    $20.83    $0.053
  Second Calendar Quarter.............  $57.08    $46.42    $0.220      $26.00    $22.00    $0.053
  Third Calendar Quarter..............  $66.50    $54.50    $0.220      $33.92    $25.08    $0.060
  Fourth Calendar Quarter.............  $83.50    $61.63    $0.220      $43.13    $31.50    $0.090
1998:
  First Calendar Quarter (through
     March 13, 1998)..................  $82.75    $75.81    $   --      $52.88    $37.75    $0.090

---------------

(1) Per share amounts of Fifth Third Common Stock reflect the three-for-two stock split effected in the form of a stock dividend declared June 17, 1997 and distributed July 15, 1997.

(2) Per share amounts of CitFed Bancorp Common Stock reflect the three-for-two stock split effected in the form of a stock dividend declared October 17, 1997 and distributed November 28, 1997.

COMPARATIVE PER SHARE DATA:  The following table sets forth certain per-share information for both Fifth Third and CitFed Bancorp at the dates indicated and for the periods then ended. The equivalent values of such information are based on the Exchange Ratio of .67 of a share of Fifth Third Common Stock for each share of CitFed Bancorp Common Stock. Neither CitFed Bancorp nor Fifth Third can give any assurances that the following table will accurately reflect figures and values applicable at the date of consummation of the Merger.

                                                                                                 EQUIVALENT
                                                                                                    SHARE
                                                                                              BASIS .67 SHARES
                                                                               CITFED          OF FIFTH THIRD
                                              FIFTH THIRD                     BANCORP           COMMON STOCK
                                  ------------------------------------   ------------------   -----------------
                                     HISTORICAL          PRO FORMA           HISTORICAL
                                  -----------------   ----------------   ------------------
                                   BASIC    DILUTED   BASIC    DILUTED    BASIC     DILUTED   BASIC    DILUTED
                                  -------   -------   ------   -------   --------   -------   ------   --------
NET INCOME PER SHARE
Twelve months ended December 31,
  for Fifth Third, and nine
  months ended December 31, for
  CitFed Bancorp:
    1997........................  $ 2.59     $2.54    $ 2.62    $2.58    $  1.63     $1.57    $1.74     $1.70
    1996........................    2.15      2.11      2.19     2.15        .70       .67     1.44      1.41
    1995........................    1.94      1.89      1.98     1.92        .91       .87     1.30      1.27
Twelve months ended March 31,
  for CitFed Bancorp:
    1997........................   --           --        --       --       1.18      1.14       --        --
    1996........................   --           --        --       --       1.27      1.22       --        --
    1995........................   --           --        --       --        .69       .68       --        --
DIVIDENDS DECLARED PER SHARE
Twelve months ended December 31,
  for Fifth Third, and nine
  months ended December 31, for
  CitFed Bancorp:
    1997........................  $  .853       --        --       --    $   .167              .572        --
    1996........................     .733       --        --       --        .12               .491        --
    1995........................     .64        --        --       --       .0889              .429        --
Twelve months ended March 31,
  for CitFed Bancorp:
    1997........................   --           --        --       --        .173       --       --        --
    1996........................   --           --        --       --        .120       --       --        --
    1995........................   --           --        --       --        .102       --       --        --
BOOK VALUE PER SHARE
At December 31:
    1997........................  $14.67        --    $16.76             $ 16.14              $9.83        --

                              THE SPECIAL MEETING

     This Proxy Statement/Prospectus and the accompanying form of proxy are being furnished to the stockholders of CitFed Bancorp in connection with the solicitation of proxies by the CitFed Bancorp Board of Directors for use at the Special Meeting and at any adjournment or postponement thereof.

SPECIAL MEETING

     Time and Date; Record Date.  The Special Meeting will be held at
          , on April   , 1998 at [  :  ].m., Eastern Daylight Savings Time. This
Proxy Statement/Prospectus and the enclosed Fifth Third 1997 Annual Report to Stockholders are being sent to holders of record of CitFed Bancorp Common Stock
as of March   , 1998 (the "Record Date"), and are accompanied by a form of proxy which the CitFed Bancorp Board of Directors requests that stockholders execute and return to CitFed Bancorp for use at the Special Meeting and at any and all adjournments or postponements thereof.

     The CitFed Bancorp Board of Directors has fixed the Record Date as of the
close of business on March   , 1998 as the time for determining holders of
CitFed Bancorp Common Stock who are entitled to notice of and to vote at the Special Meeting. Only holders of record of CitFed Bancorp Common Stock on the Record Date will be entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were outstanding and entitled to vote at the Special
Meeting             shares of CitFed Bancorp Common Stock.

PURPOSE OF THE MEETING

     At the Special Meeting, holders of CitFed Bancorp Common Stock will consider and vote upon a proposal to adopt the Affiliation Agreement. Holders of CitFed Bancorp Common Stock also may consider and vote upon such other matters as are properly brought before the Special Meeting, including proposals to adjourn the Special Meeting to permit further solicitation of proxies by the CitFed Bancorp Board of Directors in the event that there are not sufficient votes to adopt the Affiliation Agreement at the time of the Special Meeting; provided, however, that no proxy which is voted against the Affiliation Agreement will be voted in favor of adjournment to solicit further proxies for such proposal. As of the date hereof, the CitFed Bancorp Board of Directors knows of no business that will be presented for consideration at the Special Meeting, other than the matters described in this Proxy Statement/Prospectus.

     THE CITFED BANCORP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE AFFILIATION AGREEMENT.

VOTING RIGHTS; VOTE REQUIRED

     Each holder of record of CitFed Bancorp Common Stock on the Record Date will be entitled to cast one vote for each share registered in his, her, or its name on each matter presented for a vote of the stockholders at the Special Meeting. Such vote may be exercised in person or by a properly executed proxy. See "-- Proxies and Proxy Solicitation" below. Adoption of the Affiliation Agreement at the Special Meeting will require the affirmative vote of the holders of a majority of the outstanding shares of CitFed Bancorp Common Stock entitled to vote at the Special Meeting. The affirmative vote of a majority of shares represented at the Special Meeting may authorize the adjournment of the meeting. For purposes of counting votes on this proposal, failures to vote, abstentions and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons as to certain proposals on which such beneficial owners or persons are entitled to vote their shares but with respect to which the brokers or nominees have no discretionary power to vote without such instructions) will have the same effect as votes against the Affiliation Agreement. Adoption of the Affiliation Agreement by the stockholders of CitFed Bancorp is a condition to, and required for, consummation of the Merger. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD -- Conditions to Closing."

     As of the Record Date, CitFed Bancorp directors and executive officers and
their affiliates beneficially owned      shares (excluding options underlying
            shares of CitFed Common Stock) or   percent of
the outstanding shares, of CitFed Common Stock entitled to vote at the Special Meeting. It is expected that substantially all of these shares will be voted for the Affiliation Agreement.

     Pursuant to the Stock Option Agreement, Fifth Third has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 3,230,411 shares of CitFed Bancorp Common Stock, subject to adjustment as provided in the Stock Option Agreement, provided that in no event shall the number of shares of CitFed Bancorp Common Stock for which the Option is exercisable exceed 19.9% of the issued and outstanding shares of CitFed Bancorp Common Stock after the exercise of the Option. If Fifth Third were to acquire such shares, it would have sole voting power and, subject to certain restrictions set forth in the Stock Option Agreement, sole power to dispose or direct the disposition of such shares. Because of the limited circumstances in which the option granted under the Stock Option Agreement is exercisable, Fifth Third disclaims beneficial ownership of such shares of CitFed Bancorp Common Stock subject to the Stock Option Agreement.

     Additionally, as of January 13, 1998, certain Fifth Third subsidiaries may be deemed to be the beneficial owners of 383,661 shares of CitFed Bancorp Common Stock, which shares are held in a fiduciary capacity (the "Fiduciary Shares"). Fifth Third has sole voting power with respect to 2,925 of such Fiduciary Shares, shared voting power with respect to no such Fiduciary Shares, sole investment power as to 2,925 of such Fiduciary Shares and shared investment power with respect to no such Fiduciary Shares. Fifth Third has no voting or investment power with respect to the remaining 380,736 Fiduciary Shares. The Option Shares and the Fiduciary Shares collectively represent approximately 22.3% of the outstanding shares of CitFed Bancorp Common Stock giving effect to the full exercise of the Option. Fifth Third disclaims beneficial ownership of all of the Option Shares and all of the Fiduciary Shares.

     To the best of its knowledge, no executive officer or director of Fifth Third beneficially owns any shares of CitFed Bancorp Common Stock.

PROXIES AND PROXY SOLICITATION

     If a CitFed Bancorp stockholder properly executes and returns a proxy in the form distributed by CitFed Bancorp, the proxies named will vote the shares represented by that proxy at the Special Meeting. Where a stockholder specifies a choice, the proxy will be voted in accordance with the stockholder's specification. If no specific direction is given, the proxies will vote the shares in favor of adoption of the Affiliation Agreement. If other matters are presented, the shares for which proxies have been received will be voted in accordance with the discretion of the proxies.

     The affirmative vote of a majority of the shares represented at the Special Meeting may authorize the adjournment of the Special Meeting; provided, however, that no proxy which is voted against the Affiliation Agreement will be voted in favor of adjournment to solicit further proxies for such proposal.

     Any proxy given pursuant to this solicitation or otherwise may be revoked by the person giving it at any time before it is voted by delivering to the Secretary of CitFed Bancorp at One Citizens Federal Centre, Dayton, Ohio 45402, on or before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of CitFed Bancorp Common Stock or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy.

     In addition to solicitation by mail, directors, officers, and employees of CitFed Bancorp, who will not be specifically compensated for such services, may solicit proxies from the stockholders of CitFed Bancorp, personally or by telephone, telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy material to beneficial owners. In addition, CitFed Bancorp has engaged Chase Mellon Shareholder Services ("Chase Mellon") to assist CitFed Bancorp in distributing proxy materials and contacting record and beneficial owners of CitFed Bancorp Common Stock. CitFed Bancorp has agreed to
pay Chase Mellon a fee of $            plus out-of-pocket expenses for its
services to be rendered on behalf of CitFed Bancorp. CitFed Bancorp will bear its own expenses in connection with the solicitation of proxies for the Special Meeting, except Fifth Third has agreed to pay all expenses of printing and mailing this Proxy Statement/Prospectus.

     HOLDERS OF CITFED BANCORP COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND TO RETURN IT PROMPTLY TO CITFED IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

NO APPRAISAL RIGHTS

     Holders of CitFed Bancorp Common Stock are not entitled to appraisal rights under the Delaware General Corporation Law (the "DGCL") in connection with the Merger. Under Section 262 of the DGCL, appraisal rights are available to dissenting stockholders in connection with certain mergers or consolidations. However, unless the certificate of incorporation otherwise provides, which CitFed Bancorp's certificate of incorporation (the "CitFed Bancorp Certificate of Incorporation") does not, Section 262 does not provide for appraisal rights
(i) if the shares of the corporation are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders (as long as the stockholders receive in the merger shares of the surviving corporation or of any other corporation the shares of which are listed on a national securities exchange or designated as a national market system security on an inter-dealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders) or (ii) if the corporation is the surviving corporation and no vote of its stockholders is required on the merger. The CitFed Bancorp Certificate of Incorporation does not provide for appraisal rights beyond those specifically provided under the DGCL.

STOCKHOLDER PROPOSALS

     CitFed Bancorp will hold a 1998 Annual Meeting of Stockholders only if the Merger is not consummated before the time of such meeting, which is presently expected to be held in mid-July 1998. In such event, as disclosed in the proxy materials for CitFed Bancorp's 1997 Annual Meeting of Stockholders, in order to be eligible for inclusion in CitFed Bancorp's proxy materials for the 1998 Annual Meeting of Stockholders, any stockholder proposal to take action at such meeting must have been received at the main office of CitFed Bancorp, One Citizens Federal Centre, Dayton, Ohio 45402, no later than February 10, 1998. Any such proposal is subject to the requirements of the proxy rules adopted under the Exchange Act.

             PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD

GENERAL

     The following description contains, among other information, summaries of certain provisions of the Affiliation Agreement and is qualified in its entirety by reference to the full text thereof, a copy of which is appended as Annex A to this Proxy Statement/Prospectus. All stockholders are urged to read the Affiliation Agreement in its entirety.

     Pursuant to the Affiliation Agreement, each stockholder of CitFed Bancorp will receive for each share of CitFed Bancorp Common Stock which such stockholder holds at the Effective Time, the right to receive .67 of a share of Fifth Third Common Stock. Based on the closing price per share of Fifth Third
Common Stock on the Nasdaq National Market on March   , 1998, the value of .67
of a share of Fifth Third Common Stock was $          . The Exchange Ratio will
be adjusted so as to give the CitFed Bancorp stockholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected before the Effective Time. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD -- Termination; Amendment; Waiver."

BACKGROUND OF AND REASONS FOR THE MERGER

     Since becoming a public company in 1992, CitFed Bancorp has pursued a strategy of expanding its traditional savings bank mortgage lending and mortgage banking business through internal growth and diversifying its revenue base to include asset management and commercial lending. CitFed Bancorp has also sought to expand its Ohio banking franchise with acquisitions contiguous to its principal market in Montgomery County and in 1995 completed the successful acquisition of PSB Holdings in neighboring Greene County. During 1996 and 1997, CitFed Bancorp pursued several acquisition candidates but was unsuccessful in reaching an agreement.

     Because CitFed Bancorp is the largest banking institution headquartered in Dayton, Ohio with an estimated 13% market share of deposits in the Dayton-Springfield Metropolitan Statistical Area and has the leading mortgage banking business in Montgomery County, CitFed Bancorp has from time to time received overtures from larger banking institutions interested in expanding into the Dayton market or combining their existing franchise with CitFed Bancorp. One of these overtures in the second quarter of 1997 lead to further discussions with another financial institution. CitFed Bancorp's Executive Committee met in June 1997 to consider whether to continue discussions with such financial institution at which meeting the Executive Committee determined that CitFed Bancorp would be better served to continue to execute its strategic plan, including its pursuit of acquisition opportunities. On July 28, 1997, CitFed Bancorp formally retained Keefe Bruyette as its financial advisor to assist in the planning and execution of acquisition strategies and to advise in considering the desirability of any future potential strategic alliance or sale of CitFed Bancorp.

     On October 15, 1997, senior executives of Fifth Third initiated a meeting with Jerry Kirby, the Chairman of CitFed Bancorp, to discuss the benefits of a strategic alliance between Fifth Third and CitFed Bancorp. At the meeting, senior executives of Fifth Third outlined Fifth Third's interest in pursuing a potential strategic alliance of the two companies and asked for a follow-up meeting to respond to Mr. Kirby's comments that CitFed Bancorp would consider only a compelling offer. On November 17, 1997, Mr. Kirby and Robert Niehaus, Executive Vice President of Fifth Third, met to explore the benefits of such an alliance and to discuss further what CitFed Bancorp would consider as a very compelling offer. On November 28, 1997, Mr. Kirby met with Mr. Niehaus, where Mr. Niehaus orally outlined Fifth Third's preliminary proposal for a strategic alliance with CitFed Bancorp, which proposal included a fixed exchange ratio of
 .6565 of a share of Fifth Third Common Stock for each share of CitFed Bancorp Common Stock.

     On December 1, 1997, Mr. Kirby alerted members of CitFed Bancorp's Executive Committee that CitFed had been approached by a potential interested suitor and that he intended to meet with the CitFed Bancorp Board of Directors to discuss the matter further. On December 2nd and 3rd, Mr. Kirby met with each CitFed Bancorp director individually to advise him of Fifth Third's interest in negotiating a strategic alliance. At such meetings, Mr. Kirby received the approval of each CitFed Bancorp director to appoint a committee of the CitFed Bancorp Board of Directors to assist Mr. Kirby in negotiations with Fifth Third (the "Committee"). On December 10, 1997, Mr. Kirby received a preliminary proposal from Fifth Third in writing and on December 12, 1997, Mr. Kirby met with the Committee to review Fifth Third's written proposal. On December 19, 1997, the CitFed Bancorp Board of Directors held its regularly scheduled meeting at which the CitFed Bancorp Board of Directors ratified the appointment of the Committee and authorized the Committee to commence due diligence procedures in connection with a possible strategic alliance with Fifth Third. On December 19, 1997, Fifth Third and CitFed Bancorp executed a confidentiality agreement, and thereafter exchanged regulatory and internal reports and business plans.

     On December 31, 1997, Mr. Kirby met with Mr. Niehaus to review the written proposal received from Fifth Third on December 10, 1997. Discussion and negotiations with respect to the definitive Affiliation Agreement and related agreements between Fifth Third, CitFed Bancorp, and their financial and legal advisors, and on-site due diligence by both parties continued during the first two weeks of January 1998. On January 11, 1998, at CitFed Bancorp's request, Keefe Bruyette and Salomon Smith Barney, financial advisor to Fifth Third, discussed by telephone an increase in the exchange ratio. Fifth Third agreed to increase its fixed exchange ratio to .67 of a share of Fifth Third Common Stock for each share of CitFed Bancorp Common Stock (based upon Fifth Third's closing stock price of $79.00 per share on January 9, 1998, which valued CitFed Bancorp Common Stock at

$52.93 per share) and submitted a formal offer to CitFed Bancorp. Fifth Third also offered a fixed price alternative of Fifth Third Common Stock valued at $46.67 per CitFed Bancorp share with a maximum exchange ratio of .6564 if Fifth Third's Common Stock price were to drop 10% from $79.00 to $71.10 and a minimum exchange ratio of .537 if Fifth Third's Common Stock price were to rise 10% from $79.00 to $86.90.

     On January 12, 1998, the Committee reviewed the proposed Affiliation Agreement incorporating the revised offer. Keefe Bruyette reviewed the alternative merger consideration proposals in detail with the Committee, after which the Committee voted to recommend the strategic alliance between Fifth Third and CitFed Bancorp to the CitFed Bancorp Board of Directors, based on a fixed exchange ratio of .67 of a share Fifth Third Common Stock for each share of CitFed Bancorp Common Stock. On January 13, 1998, at a meeting of the CitFed Bancorp Board of Directors that included the participation of Keefe Bruyette and CitFed Bancorp's outside legal counsel, the CitFed Bancorp Board of Directors reviewed the terms of the proposed Affiliation Agreement and unanimously authorized the execution and delivery of the Affiliation Agreement, based on the fixed exchange ratio proposal of .67 of a share of Fifth Third Common Stock for each share of CitFed Bancorp Common Stock. The Board also unanimously approved the execution and delivery of the related Stock Option Agreement granting Fifth Third an option to purchase up to 3,230,411 shares of CitFed Bancorp Common Stock (but in no event to exceed 19.9% of the number of shares of CitFed Bancorp Common Stock outstanding immediately after exercise of the Option) exercisable under certain limited circumstances.

     The terms of the Affiliation Agreement, including the consideration to be paid to CitFed Bancorp's stockholders, were the result of arm's-length negotiations between the representatives of Fifth Third and CitFed Bancorp. In the course of reaching its determination to approve the Affiliation Agreement, the CitFed Bancorp Board of Directors, without assigning any relative or specific weights, considered a number of factors, including the following material factors: (i) the financial and valuation analyses prepared, and the oral fairness opinion rendered, by Keefe Bruyette, (ii) the terms of the Affiliation Agreement and the other documents executed in connection with the Affiliation Agreement as negotiated (including the transaction structure, the form and amount of the merger consideration, and the potential impact of the proposed Affiliation Agreement and the Stock Option Agreement on other institutions that might have an interest in a business combination with CitFed Bancorp), (iii) the financial condition, operations and prospects of Fifth Third and the anticipated effect thereon of the proposed transaction, (iv) industry and economic factors, (v) the nature and compatibility of Fifth Third's management and business philosophy, (vi) the prospects for growth and expanded products and services, and other anticipated impacts on depositors, employees, customers and communities served by CitFed Bancorp, and (vii) regulatory and similar factors.

     In approving the Affiliation Agreement, the CitFed Bancorp Board of Directors was aware that (i) the Affiliation Agreement contains certain provisions prohibiting CitFed Bancorp from initiating, soliciting, or negotiating other offers or agreements to acquire CitFed Bancorp (see
"-- Conduct Pending Merger; Representations and Warranties"), and (ii) the Stock Option Agreement may have the effect of discouraging persons who may now, or prior to the Effective Time, be interested in acquiring all of or a significant interest in CitFed Bancorp from considering or proposing such an acquisition, even if such person were prepared to offer to pay consideration to stockholders of CitFed Bancorp which had a higher current market price than the Merger Consideration to be received for each share of CitFed Bancorp Common Stock pursuant to the Affiliation Agreement. See "-- Stock Option Agreement." However, the CitFed Bancorp Board of Directors was also aware that such terms were specifically bargained for inducements for Fifth Third to enter into the Affiliation Agreement, and that the obligation of the CitFed Bancorp Board of Directors under the Affiliation Agreement to recommend approval of the Affiliation Agreement by its stockholders was explicitly made subject to, among other conditions, the fiduciary obligations of the CitFed Bancorp Board of Directors under applicable law. Accordingly, the Affiliation Agreement permits the CitFed Bancorp Board of Directors, if required by the exercise of its fiduciary duties under applicable law, to withdraw, modify or change such recommendation. See "-- Conduct Pending Merger; Representations and Warranties." In addition, in connection with its approval of the proposed Merger, the CitFed Bancorp Board of Directors was advised by Keefe Bruyette that the indicated value of the Merger exceeded the upper end of Keefe Bruyette's range of estimates of CitFed Bancorp's stand-alone value (i.e., the market price of CitFed Bancorp Common Stock if CitFed Bancorp remained an independent company). In presenting this advice, Keefe Bruyette stated that these findings were necessarily based upon economic, market, monetary and other conditions as they existed and could be evaluated at the time, represented its best business judgment under the circumstances and should not be construed in any way as a financial fairness or other form of expert opinion. Keefe Bruyette's fairness opinion is described below and included as Annex C to this Prospectus/Proxy Statement. See
"-- Opinion of Financial Advisor to CitFed Bancorp."

     Fifth Third's primary reason for consummating the Merger is to further a long range commitment of realigning and expanding its branch system to better meet and satisfy the needs of its customers, including those in CitFed Bancorp's service area. Fifth Third's acquisition strategy has generally been to fill in its markets along the interstate highways in Ohio, Kentucky and Indiana. These acquisitions are designed to strengthen Fifth Third's ability to compete in these markets by increasing its presence, consumer access and sales force.

     THE BOARD OF DIRECTORS OF CITFED BANCORP UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF CITFED BANCORP VOTE FOR ADOPTION OF THE AFFILIATION AGREEMENT.

OPINION OF FINANCIAL ADVISOR TO CITFED BANCORP

     In July 1997, Keefe Bruyette was retained by CitFed Bancorp to assist in the planning and execution of acquisition strategies and to advise CitFed Bancorp in considering the desirability of any future potential strategic alliance or the sale of CitFed Bancorp. Keefe Bruyette, as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings and distributions of listed and unlisted securities. Keefe Bruyette is familiar with the market for common stocks of publicly traded banks, thrifts and bank and thrift holding companies. The CitFed Bancorp Board of Directors selected Keefe Bruyette on the basis of the firm's reputation and its experience and expertise in transactions similar to the Merger and its prior work for and relationship with CitFed Bancorp.

     Pursuant to its engagement, Keefe Bruyette was asked to render an opinion as to the fairness, from a financial point of view, of the consideration to stockholders of CitFed Bancorp in the Merger (the "Merger Consideration"). The Exchange Ratio, upon which the Merger Consideration will be based, was determined through arm's-length negotiations between CitFed Bancorp and Fifth Third, although CitFed Bancorp was advised during such negotiations by Keefe Bruyette. On January 13, 1998, at a meeting of the CitFed Bancorp Board of Directors held to evaluate the proposed Merger, Keefe Bruyette delivered to the CitFed Bancorp Board of Directors an oral opinion to the effect that, as of such date, the Exchange Ratio was fair to the stockholders of CitFed Bancorp from a financial point of view. Keefe Bruyette has delivered to the CitFed Bancorp Board of Directors its written opinion dated the date of this Proxy Statement/Prospectus to the effect that as of such date the Exchange Ratio is fair, from a financial point of view, to the holders of CitFed Bancorp Common Stock. In connection with its opinion dated the date of this Prospectus/Proxy Statement, Keefe Bruyette updated certain analyses performed in connection with its oral opinion and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

     Keefe Bruyette's opinion is addressed to the CitFed Bancorp Board of Directors and does not constitute a recommendation as to how any stockholder of CitFed Bancorp should vote with respect to the Affiliation Agreement. No limitations were imposed by the CitFed Bancorp Board of Directors upon Keefe Bruyette with respect to the investigations made or procedures followed by Keefe Bruyette in rendering its opinion.

     THE FULL TEXT OF THE OPINION OF KEEFE BRUYETTE, WHICH SETS FORTH A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. THE FOLLOWING SUMMARY OF THE OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     In rendering its opinion, Keefe Bruyette (i) reviewed, among other things, the Affiliation Agreement, Annual Reports to Stockholders and Annual Reports on 10-K of CitFed Bancorp for the four years ended March 31, 1997 and Annual Reports to Stockholders and Annual Report on Form 10-K of Fifth Third for the four years ended December 31, 1996, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of CitFed Bancorp and certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Fifth Third, and certain internal financial analyses and forecasts for CitFed Bancorp prepared by management; (ii) held discussions with members of senior management of CitFed Bancorp and Fifth Third regarding past and current business operations, regulatory relationships, financial condition and future prospects of the respective companies; (iii) compared certain financial and stock market information for Fifth Third with similar information for certain other companies the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations in the savings industry; and (v) performed such other studies and analyses as it considered appropriate.

     In conducting its review and arriving at its opinion, Keefe Bruyette relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and Keefe Bruyette did not attempt to verify such information independently. Keefe Bruyette relied upon the management of CitFed Bancorp as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to Keefe Bruyette and assumed that such forecasts and projections reflect the best available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods estimated by such management. Keefe Bruyette also assumed, without independent verification, that the aggregate allowances for loan losses for CitFed Bancorp and Fifth Third are adequate to cover such losses. In rendering its opinion, Keefe Bruyette did not make or obtain any evaluations or appraisals of the property of CitFed Bancorp or Fifth Third, nor did Keefe Bruyette examine any individual credit files.

     The following is a summary of the material financial analyses employed by Keefe Bruyette in connection with providing its oral opinion of January 13, 1998 and the written opinion as of the date of this Proxy Statement/ Prospectus and does not purport to be a complete description of all analyses employed by Keefe Bruyette.

     (a) Analysis of the Fifth Third Offer. Keefe Bruyette calculated multiples which were based on the assumed per share purchase price of $52.93 (derived by multiplying the Exchange Ratio of 0.67 by $79.00, the last reported sale price for the Fifth Third Common Stock on January 12, 1998) of CitFed Bancorp Common Stock. CitFed Bancorp's September 30, 1997 stated and tangible book values were $15.92 and $14.47 respectively, and its calendar 1997 and 1998 earnings per share estimates (provided by CitFed Bancorp) were $2.03 and $2.46, per share, respectively. Based on this data, the price to stated and fully diluted tangible book value multiple was 3.32 times and 3.66 times respectively, and the price to the calendar 1997 and 1998 earnings estimates per share was 26.07 times and
21.52 times respectively.

     (b) Analysis of Selected Merger Transactions. Keefe Bruyette reviewed certain financial data related to 16 thrift holding company acquisitions in the Midwest region announced from August 2, 1996 to January 5, 1998 (the "Midwest Thrift Acquisitions") and 11 such acquisitions in the United States announced from February 28, 1997 to January 5, 1998 (the "Nationwide Thrift Transactions"). The Midwest Thrift Acquisitions analyzed were as follows: Fifth Third/State Savings Company; Alliance Bancorp/Southwest Bancshares; Magna Group, Inc./ Charter Financial, Inc.; Marshall & Ilsley/Advantage Bancorp; Star Banc Corp/Great Financial Corp.; Commercial Federal/Mid Continent Bancshares; Union Planters Corp/Sho-Me Financial; Associated Banc-Corp/First Financial Corp; Charter One Financial/Haverfield Corp.; TCF Financial Corp./Standard Financial; Marshall & Ilsley/Security Capital Corp; Mercantile Bancorp/Roosevelt Financial; ABN AMRO Holding/Standard Federal Bank; Pinnacle Financial/Indiana Federal Corp.; Mutual Savings Bank/First Federal Bancshares; and Hinsdale Financial Corp./Liberty Bancorp acquisitions. The Nationwide Thrift Acquisitions analyzed were as follows: Fifth Third/State Savings Company; Marshall & Ilsley/Advantage Bancorp; Peoples Heritage Financial Group/ CFX Corporation; North Fork Bancorp/New York Bancorp; HF Ahmanson & Company/Coast Savings Financial; Star Banc Corp./Great Financial Corp; Charter One Financial/RCSB Financial; TCF Financial Corp/Standard Financial; Marshall & Ilsley/Security Capital Corp; Washington Mutual/Great Western Financial; and Summit Bancorp/Collective Bancorp acquisitions.

     For the Midwest Thrift Acquisitions, Keefe Bruyette calculated an average multiple of price to the targets' earnings (trailing 12 months) as 19.43 times compared to a multiple of 26.07 times estimated 1997 earnings per share associated with the Merger; an average premium to the targets' stated book value of 196% compared to a premium of 332% associated with the Merger; and an average premium to the targets' tangible book value of 205% compared to a premium of 366% associated with the Merger.

     For the Nationwide Thrift Transactions, Keefe Bruyette calculated an average multiple of price to the targets' earnings (trailing 12 months) of 19.28 times compared to a multiple of 26.07 times estimated 1997 earnings per share associated with the Merger; an average premium to the targets' stated book value of 248% compared to a premium of 332% associated with the Merger; and an average premium to the targets' tangible book value of 258% compared to a premium of 366% associated with the Merger.

     No company or transaction used as a comparison in the above analysis is identical to CitFed Bancorp or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

     (c) Selected Peer Group Analysis. Keefe Bruyette compared the financial performance and market performance of Fifth Third based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including market/book values, price to earnings and dividend yields to those of a group of comparable holding companies. For purposes of such analysis, the financial information used by Keefe Bruyette was as of and for the quarter ended September 30, 1997 and the market price information was as of January 12, 1998. The companies in the peer group were nationwide banks which had total assets ranging from approximately $9 billion to $36 billion and included: Comerica Incorporated; State Street Corporation; Mercantile Bancorporation, Inc.; South Trust Corporation; Summit Bancorp; BB&T Corporation; Northern Trust Corporation; Huntington Bancshares, Incorporated; Crestar Financial Corporation; Regions Financial Corporation; Firstar Corporation; AmSouth Bancorporation; First Security Corporation; Marshall & Ilsley Corporation; Union Planters Corporation; First Tennessee National Corporation Star Banc Corporation; First American Corporation; and Synovus Financial Corp.

     Keefe Bruyette's analysis showed the following concerning Fifth Third's financial performance: that its return on equity on an annualized basis was 20.24% compared with an average of 18.80% for the peer group; that its return on assets on an annualized basis was 2.03% compared with an average of 1.50% for the peer group; that its net interest margin on an annualized basis was 4.14% compared with an average of 4.15% for the peer group; that its efficiency ratio on an annualized basis was 39.72% compared with an average of 56.34% for the peer group; that its equity to assets ratio was 10.24% compared to an average of 7.89% for the peer group; that its ratio of nonperforming assets to total loans and other real estate owned was 0.33% compared to an average of 0.54%for the peer group; and that its ratio of loan loss reserve to nonperforming loans was 495% compared to an average of 347% for the peer group.

     Keefe Bruyette's analysis further showed the following concerning Fifth Third's market performance: that Fifth Third's price to earnings multiple based on 1997 and 1998 estimated earnings was 30.98 times and 26.78 times respectively, compared to an average for the group of 20.30 times and 17.98 times; that its price to book value multiple was 5.71 times, compared to an average for the group of 3.61 times; and its dividend yield was 1.11%, compared to an average for the group of 1.91%. For purposes of the above calculations, all earnings estimates were based upon the published estimates of Keefe Bruyette's equity research department.

     (d) Contribution Analysis. Keefe Bruyette analyzed the relative contribution of each of Fifth Third and CitFed Bancorp to the pro forma balance sheet and income statement items of the combined entity, including assets, common equity, market capitalization, deposits and 1997 estimated net income. Keefe Bruyette compared the relative contribution of such balance sheet and income statement items with the estimated pro forma ownership for CitFed Bancorp stockholders based on an Exchange Ratio of 0.67. The contribution showed that CitFed Bancorp would contribute approximately, 12.2% of the combined assets, 7.9% of the combined common equity, 9.7% of the combined deposits, and 5.8% of the combined nine month annualized net income. Based upon an Exchange Ratio in the Merger of .67 of a share of Fifth Third Common Stock for each share of CitFed Bancorp Common Stock, holders of CitFed Bancorp Common Stock would own approximately 5.0% of the combined company on a fully diluted basis.

     (e) Discounted Cash Flow Analysis. Keefe Bruyette estimated the present value of future cash flows that would accrue to a holder of a share of CitFed Bancorp Common Stock assuming CitFed Bancorp were to remain independent and the stockholder held the stock through the year 2003 and then sold it at the end of year 2003. The analysis was based on several assumptions, including 13.52 million shares outstanding and earnings per share in 1998 of $2.46 and 21% earnings per share growth rate thereafter. A 10% dividend growth rate was assumed for CitFed Bancorp through the year 2003. There were two different scenarios used in determining a terminal value in 2003. In one case a market multiple of 15.6x 2003 earnings per share was assumed and in another scenario an acquisition multiple of 18.0x 2003 earnings per share was assumed. The terminal valuation and the estimated dividends were discounted at a rate of 11%, producing a present value of $59.19 and $67.23, respectively, based on market and acquisition multiples. Keefe Bruyette also presented a table showing the foregoing analysis on a stand-alone basis with a range of discount rates from 10% to 15% and a range of market multiples of 13x to 18x 2003 earnings per share, resulting in a range of present values for a share of CitFed Bancorp Common Stock of $41.50 to $70.73. These values were determined by adding
(i) the present value of the estimated future dividend stream that CitFed Bancorp could generate over the period beginning 1998 and ending in 2003, and
(ii) the present value of the terminal value of the CitFed Bancorp Common Stock.

     Keefe Bruyette also estimated the present value of future cash flows that would accrue to a holder of a share of CitFed Bancorp Common Stock utilizing the same assumptions as above except that earnings per share growth rate for CitFed Bancorp was assumed to be 15%. Again, in one scenario a market multiple of 15.6x 2003 earnings per share was assumed and in another scenario an acquisition multiple of 18.0x 2003 earnings per share was assumed. The terminal valuation and the estimated dividends were discounted at a rate of 11%, producing a present value of $47.31 and $53.55, respectively, based on market and acquisition multiples. Keefe Bruyette also presented a table showing the foregoing analysis on a stand-alone basis with a range of discount rates from 10% to 15% and a range of market multiples of 13x to 18x 2003 earnings per share, resulting in a range of present values for a share of CitFed Bancorp Common Stock of $33.51 to $56.29. These values were determined by adding (i) the present value of the estimated future dividend stream that CitFed Bancorp could generate over the period beginning 1998 and ending in 2003, and (ii) the present value of the terminal value of the CitFed Bancorp Common Stock.

     Keefe Bruyette also estimated the present value of future cash flows that would accrue to a holder of 0.67 of a share of Fifth Third Common Stock assuming the Merger were to occur and assuming the stockholder held the stock through the year 2003 and then sold it at the end of 2003. This analysis was based on several assumptions, including Fifth Third's 1998 earnings per share of $2.95 and a 16% earnings per share growth rate thereafter. A 16% dividend growth rate was assumed for Fifth Third pro forma through the year 2003. There were two different scenarios used in determining a terminal value in 2003. In one case a market multiple of 27x 2003 earnings per share was assumed and in another scenario an acquisition multiple value of 30x 2003 earnings per share was assumed. The terminal valuation and the estimated dividends were discounted at a rate of 11%. The result of this analysis was a present value of $63.58 and $70.72 (based upon 13.52 million shares outstanding) respectively, based on market and acquisition multiples. These values were determined by adding (i) the present value of the estimated future dividend stream from 0.67 of a share of Fifth Third beginning in 1998 and ending in 2003 and (ii) the present value of the terminal value of 0.67 shares of Fifth Third Common Stock.

     Keefe Bruyette stated that the discounted cash flow analysis is a widely-used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, dividend payout rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of CitFed Bancorp Common Stock.

     (f) Other Analysis. Keefe Bruyette also reviewed Fifth Third's five year and nine months ended September 30, 1997 financial highlights, business segment financial information, loan composition, deposit composition, historical stock price performance relative to the S&P 500 and to an index of bank and thrift stocks, historical price to earnings multiples relative to the Keefe Bank Index and the S&P 500, the pro-forma deposit market share in the Dayton-Springfield Metropolitan Statistical Area, pro forma branch locations in Ohio, Indiana and Kentucky and the pro forma earnings per share and book value projections for 1998 and 1999 pro forma for the Merger of CitFed Bancorp with Fifth Third.

     The summary contained herein provides a description of the material analyses prepared by Keefe Bruyette in connection with the rendering of its opinion. The summary set forth above does not purport to be a complete description of the analyses performed by Keefe Bruyette in connection with the rendering of its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Keefe

Bruyette believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Keefe Bruyette's presentations and opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be Keefe Bruyette's view of the actual value of CitFed Bancorp and Fifth Third. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analyses.

     In performing its analyses, Keefe Bruyette made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CitFed Bancorp and Fifth Third. The analyses performed by Keefe Bruyette are not necessarily indicative of actual values or actual future results which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Keefe Bruyette's analysis of the fairness, from a financial point of view, of the Exchange Ratio in the Merger. These analyses were provided to the CitFed Bancorp Board of Directors in connection with the delivery of Keefe Bruyette's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company actually might be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Keefe Bruyette's opinion, along with its presentation to the CitFed Bancorp Board of Directors, was just one of many factors taken into consideration by the CitFed Bancorp Board of Directors in unanimously approving the Affiliation Agreement.

     Keefe Bruyette, as part of its investment banking business, is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, Keefe Bruyette has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe Bruyette may, from time to time, purchase securities from, and sell securities to CitFed Bancorp or Fifth Third and as a market maker in securities Keefe Bruyette may from time to time have a long or short position in, and buy or sell, debt or equity securities of CitFed Bancorp or Fifth Third for Keefe Bruyette's own account and for the accounts of its customers.

     CitFed Bancorp has agreed to pay Keefe Bruyette a base fee of .31% of the market value at closing of the aggregate consideration offered in exchange for the fully diluted shares of CitFed Bancorp in the Merger (which would be equal
to $          as of the date of this Proxy Statement/Prospectus). Pursuant to the Keefe Bruyette engagement agreement, CitFed Bancorp also agreed to reimburse Keefe Bruyette, from time to time upon request, for all reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, incurred in connection with this retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

EFFECTIVE TIME

     Unless the parties agree otherwise, the Effective Time will occur on a Friday which is as soon as is reasonably possible following the date on which all conditions precedent contained in the Affiliation Agreement have been met or waived, including the expiration of all applicable waiting periods. It is
anticipated that the Effective Time will occur in                , 1998,
although no assurance can be given in this regard. CitFed Bancorp and Fifth Third each will have the right, but not the obligation, to terminate the Affiliation Agreement if the Effective Time does not occur on or before September 30, 1998, subject to certain conditions.

EFFECTS OF MERGER

     CORPORATE STRUCTURE AND GOVERNANCE. Upon consummation of the Merger, CitFed Bancorp will merge with and into Fifth Third and CitFed Bancorp will cease to exist as a separate entity. Immediately following the Merger, Fifth Third plans to have Citizens Federal Bank merge with and into The Fifth Third Bank of Western Ohio, a wholly owned subsidiary of Fifth Third.

     The Board of Directors of Fifth Third and The Fifth Third Bank of Western Ohio after the Merger is consummated will consist of all of the members of such Boards of Directors who are in office at the Effective Time, each of whom will continue to serve as directors for the term for which such directors were elected, subject to the applicable Code of Regulations and in accordance with law. The officers of Fifth Third and The Fifth Third Bank of Western Ohio after the Merger is consummated will be those officers who are in office at the Effective Time, subject to the applicable Code of Regulations and in accordance with law. Fifth Third has agreed to appoint Jerry L. Kirby, the Chairman, President and Chief Executive Officer of CitFed Bancorp, and Allen M. Hill, a director of CitFed Bancorp, to the Fifth Third Board of Directors. Additionally, Mr. Kirby will become the Chairman of the Board of Directors of The Fifth Third Bank of Western Ohio and William M. Vichich, John H. Curp, Sebastian J. Melluzzo and Mary L. Larkins will become officers of The Fifth Third Bank of Western Ohio. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH THIRD -- Interests of Certain Persons in the Merger."

     CITFED BANCORP COMMON STOCK. Each of the shares of CitFed Bancorp Common Stock (excluding treasury shares) then issued and outstanding immediately prior to the Effective Time will be canceled and converted, by virtue of the Merger and without further action, into the right to receive .67 of a share of Fifth Third Common Stock, i.e., the Exchange Ratio, subject to adjustment under certain circumstances. Based on the closing price per share of Fifth Third
Common Stock on the Nasdaq National Market on March   , 1998, the value of .67
of a share of Fifth Third Common Stock was $          . Under certain
circumstances, the Exchange Ratio may be raised in the event of a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH
THIRD -- Termination; Amendment; Waiver." The Exchange Ratio will also be adjusted so as to give the CitFed Bancorp stockholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected before the Effective Time. Certificates representing shares of Fifth Third Common Stock will be distributed to CitFed Bancorp stockholders upon the surrender of their certificates for shares of CitFed Bancorp Common Stock to Fifth Third.

     THE VALUE OF THE FIFTH THIRD COMMON STOCK TO BE RECEIVED BY CITFED BANCORP STOCKHOLDERS WILL DEPEND ON THE MARKET PRICE OF SHARES OF FIFTH THIRD COMMON STOCK AT THE EFFECTIVE TIME. THE MARKET PRICE OF FIFTH THIRD COMMON STOCK IS SUBJECT TO CHANGE AT ALL TIMES BASED ON THE FUTURE FINANCIAL CONDITION AND OPERATING RESULTS OF FIFTH THIRD, FUTURE MARKET CONDITIONS AND OTHER FACTORS. ON JANUARY 13, 1998, THE DATE CITFED BANCORP AND FIFTH THIRD ENTERED THE AFFILIATION AGREEMENT, FIFTH THIRD'S COMMON STOCK CLOSED AT $80.50. BETWEEN
JANUARY 13 AND MARCH   , 1998, FIFTH THIRD'S COMMON STOCK TRADED AS HIGH AS
$          AND AS LOW AS $          . ON MARCH   , 1998, FIFTH THIRD'S COMMON
STOCK CLOSED AT $          . THE MARKET PRICE OF FIFTH THIRD COMMON STOCK AT THE
EFFECTIVE TIME MAY BE SUBSTANTIALLY HIGHER OR LOWER THAN RECENT PRICES.

     NO FRACTIONAL SHARES. Only whole shares of Fifth Third Common Stock will be issued in connection with the Merger. In lieu of fractional shares, each holder of CitFed Bancorp Common Stock otherwise entitled to a fractional share of Fifth Third Common Stock will be paid therefor in cash (without interest) in an amount equal to the amount of such fraction multiplied by the per share closing price of Fifth Third Common Stock at the Effective Time. No such stockholder will be entitled to dividends, voting rights or other rights in respect of any such fractional share.

EXCHANGE OF CERTIFICATES

     After the Effective Time, holders of certificates previously representing shares of CitFed Bancorp Common Stock will cease to have any rights as stockholders of CitFed Bancorp and their sole rights will pertain to the right to receive the shares of Fifth Third Common Stock and cash in lieu of fractional shares, if any, into which their shares of CitFed Bancorp Common Stock will have been converted pursuant to the Affiliation Agreement. As soon as practicable after the Effective Time, Fifth Third will send to each former CitFed Bancorp stockholder a letter of transmittal for use in submitting to Fifth Third, acting as Exchange Agent (the "Exchange Agent"), certificates (or with instructions for handling lost CitFed Bancorp stock certificates) formerly representing shares of CitFed Bancorp Common Stock to be exchanged for certificates representing Fifth Third Common Stock (and, to the extent applicable, cash in lieu of fractional shares of Fifth Third Common Stock) which the former stockholders of CitFed Bancorp are entitled to receive as a result of the Merger. Stockholders who become holders of Fifth Third Common Stock in the Merger will not be entitled to receive any dividends or other distributions which may be payable to holders of record of Fifth Third Common Stock following the Effective Time until they have surrendered and exchanged their certificates evidencing ownership of shares of CitFed Bancorp Common Stock. Any dividends payable on Fifth Third Common Stock after the Effective Time will be paid to the Exchange Agent and, upon receipt of the certificates representing shares of CitFed Bancorp Common Stock, the Exchange Agent will forward to CitFed Bancorp stockholders (i) certificates representing their shares of Fifth Third Common Stock, (ii) dividends declared thereon subsequent to the Effective Time (without interest) and (iii) the cash value of any fractional shares (without interest). CITFED BANCORP'S STOCKHOLDERS ARE REQUESTED NOT TO SUBMIT STOCK CERTIFICATES UNTIL THEY HAVE RECEIVED WRITTEN INSTRUCTIONS TO DO SO.

     At the Effective Time, the stock transfer books of CitFed Bancorp will be closed and no transfer of CitFed Bancorp Common Stock will thereafter be made on such books. If a certificate formerly representing shares of CitFed Bancorp Common Stock is presented to CitFed Bancorp or Fifth Third, it will be forwarded to the Exchange Agent for cancellation and exchange for a certificate representing shares of Fifth Third Common Stock.

FEDERAL INCOME TAX CONSEQUENCES

     The following is a description of material federal income tax consequences applicable to CitFed Bancorp stockholders in connection with the Merger. For Federal income tax purposes: (i) the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), and Fifth Third and CitFed Bancorp will each be a party to such reorganization within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by CitFed Bancorp as a result of the Merger;
(iii) no gain or loss will be recognized by Fifth Third as a result of the Merger; (iv) no gain or loss will be recognized by a stockholder of CitFed Bancorp who receives solely Fifth Third Common Stock in exchange for shares of CitFed Common Stock pursuant to the terms of the Affiliation Agreement (disregarding for this purpose any cash received for any fractional share interest in Fifth Third Common Stock to which the stockholder may be entitled);
(v) the aggregate tax basis of the Fifth Third Common Stock received by a CitFed Bancorp stockholder who receives solely Fifth Third Common Stock in exchange for shares of CitFed Common Stock pursuant to the terms of the Affiliation Agreement will be, in each instance, the same as the aggregate Federal income tax basis of the CitFed Bancorp Common stock surrendered in exchange therefor (disregarding for this purpose any cash received in lieu of a fractional share interest); (vi) the holding period of the Fifth Third Common Stock received by a CitFed Bancorp stockholder will include, in each case, the period during which the CitFed Bancorp Common Stock surrendered in exchange therefor was held, provided that the CitFed Bancorp Common Stock was held as a capital asset by such stockholder on the date of the exchange; and (vii) a stockholder of CitFed Bancorp Common Stock who receives cash in lieu of a fractional share of Fifth Third Common Stock will be deemed to have received such fractional share of Fifth Third Common Stock and then as having received such cash in redemption of such fractional share subject to the provisions of Section 302 of the Code.

     The foregoing discussion is intended only as a summary of the material Federal income tax consequences of the Merger and does not purport to be a complete analysis or description of all potential tax effects of the Merger. The foregoing discussion, for example, does not address the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances (for example, individuals who receive Fifth Third Common Stock in exchange for CitFed Common Stock acquired as a result of the exercise of employee stock options or otherwise as compensation) or to taxpayers subject to special treatment under the Code (for example, insurance companies, financial institutions, dealers in securities, tax-exempt organizations, foreign corporations, foreign partnerships, or other foreign entities and individuals who are not citizens or residents of the United States).

     No information is provided herein with respect to the tax consequences, if any, of the Merger under applicable state, local, foreign, and other tax laws. The foregoing discussion is based upon the provisions of the

Code, applicable Treasury regulations thereunder, Internal Revenue Service rulings, and judicial decisions as in effect as of the date hereof. There can be no assurance that future legislative, administrative, or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth herein. Any such change could apply retroactively and could affect the accuracy of such discussion. No rulings have been or will be sought from the Internal Revenue Service concerning the tax consequences of the Merger.

     EACH STOCKHOLDER OF CITFED BANCORP IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

     The Merger is intended to qualify for pooling-of-interests accounting treatment and consummation of the Merger is conditioned, in part, upon receipt by both Fifth Third and CitFed Bancorp of a letter from Deloitte & Touche LLP, independent public accountants, to the effect that the Merger will qualify for pooling-of-interests accounting treatment. See "UNAUDITED PRO FORMA INFORMATION." In order to meet the requirements necessary to account for the Merger as a pooling-of-interests and to satisfy such condition in the Affiliation Agreement, Fifth Third intends to take certain actions as described under "FIFTH THIRD BANCORP -- Recent Developments."

CONDUCT PENDING MERGER; REPRESENTATIONS AND WARRANTIES

     CitFed Bancorp has agreed, among other things, that prior to the Effective Time it will carry on its business in the ordinary course. CitFed Bancorp also has agreed to give Fifth Third and Fifth Third's representatives reasonable access during business hours to its facilities and personnel. CitFed Bancorp further has agreed that, without Fifth Third's prior written consent, it will not, among other things: make any changes in its capital or corporate structures (other than to redeem the outstanding Rights (as defined herein), see
"-- Conditions to Closing"); issue any additional shares of CitFed Bancorp Common Stock or any other equity securities, except upon exercise of any stock options granted prior to the date of the Affiliation Agreement or pursuant to the Stock Option Agreement; issue as borrower any long term debt (other than Federal Home Loan Bank ("FHLB") advances having maturities not exceeding one year) or convertible or other securities of any kind, or right to acquire any of its securities; or make any material changes in its method of business operations. CitFed Bancorp also has agreed not to make or become obligated to make any capital expenditures in excess of the amounts set forth in CitFed Bancorp's capital expenditures budget as delivered to Fifth Third prior to the execution of the Affiliation Agreement, or make or renew any agreement for services to be provided to CitFed Bancorp or any of its subsidiaries or permit the automatic renewal of any such agreement, except any agreement for services in the ordinary course of business consistent with past practices, provided that CitFed Bancorp must consult with Fifth Third prior to the renewal of any such agreement requiring the annual expenditure of more than $150,000. CitFed Bancorp additionally has agreed not to: make, declare, pay or set aside for payment any cash dividends on its stock other than normal and customary cash dividends not to exceed $.09 per quarter through June 30, 1998 and $.10 per quarter thereafter, paid in such amounts and at times CitFed Bancorp historically has paid on its common stock; pay or set aside for payment any stock dividends (except as described above) or make any other distributions on its stock; provide any increases in employee salaries or benefits other than in the ordinary course of business; or sell or otherwise dispose of or encumber any of the shares of the capital stock of any of its subsidiaries which are now owned by it.

     In addition, CitFed Bancorp agreed in the Affiliation Agreement that, except with the prior approval of Fifth Third, CitFed Bancorp will not, and will not permit its representatives to, directly or indirectly, subject to the exercise by the CitFed Bancorp Board of Directors of their fiduciary duties, initiate, solicit, negotiate with, encourage discussions with, provide information to, or agree to a transaction with, any corporation, partnership, person or other entity or group concerning any merger of CitFed Bancorp, Citizens Federal Bank or any other CitFed Bancorp subsidiary or any sale of substantial assets, sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or similar transaction involving CitFed Bancorp, Citizens Federal Bank or any other CitFed Bancorp subsidiary (each, an "Acquisition Transaction"). CitFed Bancorp also agreed to immediately cease and cause to be terminated any activities, discussions or negotiations concerning, or providing any confidential information to, or have any discussion with, any person relating to an Acquisition Transaction. CitFed Bancorp further agreed in the Affiliation Agreement, promptly to communicate to Fifth Third the terms of any proposal which it may receive in respect of any Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to initiation of any Acquisition Transaction or discussions with respect thereto.

     Fifth Third and CitFed Bancorp have made numerous representations and warranties to each other with respect to financial and other matters. These include, without limitation, representations and warranties to the effect that both Fifth Third and CitFed Bancorp have the corporate power and authorization to enter into the proposed transaction, that each will have provided the other with financial statements and that Fifth Third has enough authorized Fifth Third Common Stock with which to accomplish the proposed transaction. No representations or warranties made by either CitFed Bancorp or Fifth Third will survive beyond the Effective Time. For more detailed information concerning the representations and warranties made by Fifth Third and CitFed Bancorp to each other, see the Affiliation Agreement attached hereto as Annex A.

CONDITIONS TO CLOSING

     The Affiliation Agreement must be adopted by the affirmative vote of holders of at least a majority of the outstanding shares of CitFed Bancorp Common Stock entitled to vote. The Merger also must be approved in writing by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the Ohio Division of Financial Institutions, applications for which have been filed, and must comply with any applicable waiting periods. No assurance can be given that the required governmental approvals will be forthcoming.

     Fifth Third's and CitFed Bancorp's obligations to consummate the Merger are subject to additional conditions set forth in the Affiliation Agreement, including, but not limited to, the absence at the Effective Time of any material actions, proceedings or investigations of any kind pending or threatened with respect to the transactions contemplated by the Affiliation Agreement and both institutions having performed all of the obligations required of them under the Affiliation Agreement.

     Fifth Third's obligation to consummate the Merger is further subject to conditions set forth in the Affiliation Agreement, unless waived by Fifth Third, including but not limited to, the continuing truth and accuracy in all material respects of all of the representations and warranties of CitFed Bancorp; delivery by CitFed Bancorp's counsel of a certain legal opinion addressed to Fifth Third; the aggregate amount of consolidated stockholders' equity of CitFed Bancorp immediately prior to the Effective Time, as shown by and reflected on its books and records of accounts on a consolidated basis in accordance with generally accepted accounting principles consistently applied, being not less than $212,000,000 (excluding certain extraordinary events identified in the Affiliation Agreement); the total issued and outstanding shares of CitFed Bancorp Common Stock not exceeding 13,522,966 shares; Fifth Third's independent public accountants shall have reviewed the unaudited consolidated financial statements of CitFed Bancorp as at the end of the month immediately preceding the Effective Time, as well as the unaudited separate financial statements of the subsidiaries of CitFed Bancorp as of the same date, performed such other auditing procedures as may be requested by Fifth Third and reported in good faith that they are not aware of any material modifications which would have a material adverse effect on the financial condition of CitFed Bancorp or any of its subsidiaries that should be made in order for such financial statements to
(i) be in conformity with generally accepted accounting principles, consistently applied, excluding the presentation of footnotes, and (ii) accurately state the financial condition and results of operations of CitFed Bancorp and each of its subsidiaries, and such modifications, in either case, would have a material adverse effect on the financial condition of CitFed Bancorp or any of its subsidiaries; all outstanding stock options to purchase CitFed Bancorp Common Stock being amended to provide that upon exercise the holder would be entitled to receive such number of shares of Fifth Third Common Stock as if such options had been exercised prior to the Effective Time; CitFed Bancorp having taken all actions necessary to freeze the CitFed Bancorp defined pension plan; receipt by both Fifth Third and CitFed of a letter from Deloitte & Touche, LLP, independent public accountants, that the Merger will qualify for pooling-of-interests accounting treatment; and CitFed Bancorp having redeemed the rights granted to holders of CitFed Bancorp Common Stock (the "Rights") pursuant to the Stockholders Protection Rights Agreement dated October 21, 1994 between CitFed Bancorp and Chemical Bank (the "Rights Plan") at a price of $.01 per Right.

     CitFed Bancorp's obligation to consummate the Merger is further subject to conditions set forth in the Affiliation Agreement, unless waived by CitFed Bancorp, including but not limited to, the continuing truth and accuracy in all material respects of Fifth Third's representations and warranties; delivery by counsel employed by The Fifth Third Bank of a certain legal opinion addressed to CitFed Bancorp; registration by Fifth Third of the shares of Fifth Third Common Stock to be issued to CitFed Bancorp stockholders and listing of those shares on the Nasdaq National Market; the execution and delivery by Fifth Third of certain employment agreements and the payment of or provision for certain severance payments to employees of CitFed Bancorp by Fifth Third.

TERMINATION; AMENDMENT; WAIVER

     The Affiliation Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by written notice delivered by Fifth Third to CitFed Bancorp or by CitFed Bancorp to Fifth Third in the following instances:
(i) by Fifth Third or CitFed Bancorp, if there has been a material misrepresentation, a material breach of warranty or a material failure to comply with any covenant on the part of the other party with respect to the representations, warranties and covenants set forth in the Affiliation Agreement and such misrepresentation, breach or failure to comply has not been cured within thirty (30) days after notice, provided the party in default has no right to terminate for its own default; (ii) by Fifth Third or CitFed Bancorp, in each case taken as a whole, if the business or assets or financial condition of the other party have materially and adversely changed from that in existence at September 30, 1997, other than changes attributable to or resulting from any change in law, regulation or generally accepted accounting principles, changes in interest rates, economic, financial or market conditions affecting the banking or thrift industry generally or changes that may occur as a consequence of actions or inactions that either party is expressly obligated to take under the Affiliation Agreement (including without limitation the payment by either party of its transaction expenses related to the actions contemplated by the Affiliation Agreement); (iii) by Fifth Third or CitFed Bancorp, if the Merger has not been consummated by September 30, 1998, provided the terminating party is not in material breach or default of any representation, warranty or covenant contained in the Affiliation Agreement on the date of such termination; (iv) by the mutual written consent of Fifth Third and CitFed Bancorp; (v) automatically if the CitFed Bancorp stockholders fail to adopt the Affiliation Agreement under certain circumstances; or (vi) by Fifth Third or CitFed Bancorp, if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of the other party to effect the Merger, and non-compliance is not waived by the unaffected party.

     In addition to the foregoing circumstances under which the Affiliation Agreement may be terminated, CitFed Bancorp may also have the right to terminate the Affiliation Agreement under certain circumstances if there is a substantial decline in the trading price of Fifth Third Common Stock relative to a group of peer institutions. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH
THIRD -- Effects of Merger." The provisions in the Affiliation Agreement governing such right are complex and designed to permit either a termination of the Affiliation Agreement or an adjustment to the Exchange Ratio if, and only if, the market value of Fifth Third Common Stock has declined substantially from the $80.50 market value on January 13, 1998 and the market value of Fifth Third Common Stock has declined substantially more than an index of 19 bank stocks on a comparative basis.

     The right of CitFed Bancorp to terminate the Affiliation Agreement in accordance with the foregoing will exist if both the following occur (the "Termination Conditions"):

          (i) For the 20 trading days ending the tenth trading day before the Effective Time (the "Determination Date"), the average closing price of Fifth Third Common Stock as reported on the Nasdaq National Market (the "Average Closing Price") is less than $64.40; and

          (ii) (a) the Average Closing Price divided by $80.50 (the closing price of Fifth Third Common Stock on January 13, 1998) is less than (b) the "Index Ratio", which is defined as (x) the weighted average closing
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

     price of the 19 bank holding companies identified below (the "Index Price") on the Determination Date divided by $49.90 (the Index Price on January 13,
     1998) minus (y) .20.

     The 19 bank holding companies are: Northern Trust Corp., Star Banc Corp., First Tennessee National Corp., State Street Corp., Marshall & Ilsley Corp., BB&T Corporation, Mercantile Bancorp, First American Corp., Summit Bancorp, South Trust Corp., First Security Corp., Comerica Inc., AmSouth Bancorporation, Union Planters Corp., Regions Financial Corp., Firstar Corporation, Crestar Financial Corp., Synovus Financial Corp., and Huntington Bancshares, Inc.

     If both of the Termination Conditions exist, then CitFed Bancorp will have the right to terminate the Affiliation Agreement. If CitFed Bancorp exercises such right, then Fifth Third will have the right to adjust the Exchange Ratio in lieu of such termination to the lesser of:

          (i) (a) the product of $64.40 multiplied by .67 ( the Exchange Ratio) or the Exchange Ratio as otherwise adjusted pursuant to the Affiliation Agreement, divided by (b) the Average Closing Price; and

          (ii) (a) the product of the Index Ratio multiplied by .67 ( the Exchange Ratio) or the Exchange Ratio as otherwise adjusted pursuant to the Affiliation Agreement, divided by (b) the Average Closing Price divided by $80.50 (the "Fifth Third Ratio").

     The adjustment of the Exchange Ratio in accordance with the foregoing formula is designed to increase the number of shares of Fifth Third Common Stock to be issued in exchange for each share of CitFed Bancorp Common Stock if the Termination Conditions exist.

     ILLUSTRATION. For purposes of the following illustration, assume that the Average Closing Price is $60.00 and that the Index Price on the Determination Date is $60.00. Under these assumptions, CitFed Bancorp would have the right to terminate the Affiliation Agreement because both Termination Conditions would be met, as follows:

          (i) the Average Closing Price of $60.00 would be less than $64.40; and

          (ii) the Average Closing Price of $60.00 divided by $80.50 would equal .75 and would be less than the Index Ratio of 1.00.

     Fifth Third would then have the right to adjust the Exchange Ratio in lieu of terminating the Affiliation Agreement to the lesser of the following:

          (i) .719, which is the product of $64.40 multiplied by the Exchange Ratio of .67, divided by the Average Closing Price of $60.00; and

          (ii) .893, which is the Index Ratio of 1.00 multiplied by the Exchange Ratio of .67, divided by the Fifth Third Ratio of .75.

     Therefore, Fifth Third could elect to increase the exchange ratio to .719 and proceed with the Merger. In that event, each share of CitFed Bancorp Common Stock would be canceled at the Effective Time in exchange for the right to receive .719 shares of Fifth Third Common Stock. Alternatively, Fifth Third could elect to not increase the Exchange Ratio and the Affiliation Agreement would terminate.

     The average closing price of Fifth Third Common Stock for the 20 trading
days before March   , 1998 was $          . Based on this price, neither
Termination Condition would be triggered and CitFed Bancorp would not have had any right to terminate the Affiliation Agreement.

     The determinations of whether the above tests are met, whether to terminate the Affiliation Agreement and whether to override any such termination are all subject to market conditions at the Determination Date and accordingly, such determinations cannot be made until after the date of this Proxy Statement/Prospectus. If the above tests are met, there can be no assurances as to whether the CitFed Bancorp Board of Directors will exercise its right to terminate the Affiliation Agreement or, if so, whether Fifth Third will override such termination.

     The Affiliation Agreement may be amended, modified or supplemented by the written agreement of each of the parties, upon the authorization of each company's respective Board of Directors at any time before or after approval of the Merger by CitFed Bancorp stockholders, without further approval of CitFed Bancorp's stockholders, except that no amendment, modification or supplement may be effected without CitFed Bancorp stockholder approval if to do so would change in any manner adverse to such stockholders the consideration provided pursuant to the Affiliation Agreement or the tax characterization of the transactions as structured pursuant to the Affiliation Agreement.

EFFECT ON CITFED BANCORP EMPLOYEES

     Fifth Third intends (but is not obligated) to employ at Fifth Third or other Fifth Third subsidiaries or affiliates as many of the employees of CitFed Bancorp and its subsidiaries who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies. In this regard, upon consummation of the Merger, The Fifth Third Bank of Western Ohio will operate Citizens Federal Bank's main office and 35 of its other existing offices as branches of The Fifth Third Bank of Western Ohio. The Affiliation Agreement contains provisions for the treatment of employees of CitFed Bancorp and its subsidiaries, including provisions for participation in benefit and retirement plans as well as for severance payments in certain circumstances. See the Affiliation Agreement attached hereto as Annex A for more detailed information concerning the effect of the Merger on employees of CitFed Bancorp and its Subsidiaries.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of CitFed Bancorp's management and the CitFed Bancorp Board of Directors may be deemed to have certain interests in the Merger in addition to their interests as stockholders of CitFed Bancorp, generally. The CitFed Bancorp Board of Directors was aware of these interests and considered them in adopting the Affiliation Agreement. Set forth below are descriptions of interests of directors and executive officers of CitFed Bancorp in the Merger in addition to their interests as stockholders of CitFed Bancorp generally.

     POST-MERGER DIRECTORS. Fifth Third has agreed to appoint Jerry L. Kirby, the Chairman, President and Chief Executive Officer of CitFed Bancorp, and Allen
M. Hill, a director of CitFed Bancorp, to the Fifth Third Board of Directors upon consummation of the Merger. In the event their initial terms on the Fifth Third Board of Directors expires prior to the Fifth Third annual meeting of stockholders in the year 2001, Fifth Third has agreed to nominate such person for a second term on the Fifth Third Board of Directors. Upon consummation of the Merger, Mr. Kirby will also be approved as the Chairman of the Board of Directors of The Fifth Third Bank of Western Ohio, a wholly owned subsidiary of Fifth Third and into which Citizens Federal Bank will be merged.

     EXISTING EMPLOYMENT AGREEMENTS. In April 1996, CitFed Bancorp entered into employment agreements (the "CitFed Agreements") with Jerry L. Kirby, William M. Vichich, John H. Curp, Sebastian J. Melluzzo and Mary L. Larkins (the "Executive Officers"). The CitFed Agreements each provide for payment to the employee of 299% of the employee's "base amount" (five-year average) compensation under certain circumstances in connection with a change in control of CitFed Bancorp. As a consequence of the Merger, Messrs. Kirby, Vichich, Curp, Melluzzo and Ms. Larkins shall receive, as of the Effective Time, payments pursuant to the terms of their respective CitFed Agreements of $1.8 million, $1.0 million, $621,000, $455,000 and $767,000, respectively.

     NEW EMPLOYMENT CONTRACTS. To attract and retain the services of the Executive Officers after the Effective Time, Fifth Third will enter into new employment agreements with the Executive Officers on the Closing Date. These employment agreements are summarized below.

     Under Mr. Kirby's employment agreement, Mr. Kirby will serve as a director of Fifth Third and as Chairman of the Board of Directors of The Fifth Third Bank of Western Ohio. Mr. Kirby's employment agreement is for a term of three years and calls for an annual base salary of $550,000 plus an annual cash bonus of $150,000. As an inducement for Mr. Kirby to enter into the employment agreement, he will receive options to acquire 50,000 shares of Fifth Third Common Stock pursuant to the terms of Fifth Third's existing stock option plan, which options will vest over a three year period unless accelerated upon termination of his employment for any reason other than for cause or resignation without good reason. The vested options are exercisable until ten years from the Effective Date. Mr. Kirby will also receive an annual benefit upon retirement equal to 17% of his annual base salary and cash bonus. Retirement benefit payments begin upon the earlier of retirement from Fifth Third, termination for any reason or three years from the effective date of the employment agreement (the

"Effective Date"). If he resigns without good reason or is terminated for cause during the term of the agreement, the present value of the retirement benefit will be reduced by a percentage equal to the percentage of the contract period remaining. Mr. Kirby will also receive a minimum annual payment of 14% of his annual base salary and cash bonus through his participation in Fifth Third's Master Profit Sharing Plan or as an an additional payment. Mr. Kirby is also eligible for other normal benefits and programs of Fifth Third commensurate with his senior management role. Mr. Kirby's employment agreement contains a covenant not to compete during the Restricted Period with Fifth Third. The Restricted Period begins on the Effective Date and ends eight years thereafter, or if later, the termination of Mr. Kirby's services as a director of Fifth Third. Mr. Kirby will be paid $250,000 per year in monthly installments over five years beginning upon expiration of the three year term of his agreement as consideration for his covenant not to compete.

     Under Mr. Vichich's employment agreement, Mr. Vichich will serve as an officer of The Fifth Third Bank of Western Ohio. Mr. Vichich's employment agreement is for a term of three years and calls for an annual base salary of $325,000 and an annual cash bonus of $113,750. As an inducement for Mr. Vichich to enter into the employment agreement, he will receive options to acquire 29,000 shares of Fifth Third Common Stock pursuant to the terms of Fifth Third's existing stock option plan, which options will vest over a three year period unless accelerated upon termination of his employment for any reason other than for cause, or resignation without good reason. Mr. Vichich will also receive an annual benefit upon retirement equal to 19% of his annual base salary and cash bonus. Retirement benefit payments begin upon the earlier of retirement from Fifth Third, termination for any reason or three years from the Effective Date. If he resigns without good reason or is terminated for cause during the term of the agreement, the present value of the retirement benefit will be reduced by a percentage equal to the percentage of the contract period remaining. Mr. Vichich will also receive a minimum annual payment of 14% of his annual base salary and cash bonus through his participation in Fifth Third's Master Profit Sharing Plan or as an additional payment. Mr. Vichich is also eligible for other normal benefits and programs of Fifth Third commensurate with his senior management role. Mr. Vichich's employment agreement also provides, that, if terminated for any reason other than for cause or resignation without good reason, he will receive his annual base salary, cash bonus and profit sharing for the balance of the first year plus liquidated damages of $234,750 in lieu of any additional salary, bonus and profit sharing contribution.

     Under Mr. Curp's employment agreement, Mr. Curp will serve as an officer of The Fifth Third Bank of Western Ohio. Mr. Curp's employment agreement is for a term of three years and calls for an annual base salary of $189,000 and an annual cash bonus of $45,000. As an inducement for Mr. Curp to enter into the employment agreement, he will receive options to acquire 18,000 shares of Fifth Third Common Stock, pursuant to the terms of Fifth Third's existing stock option plan, which options will vest over a three year period unless accelerated upon termination of his employment for any reason other than for cause or resignation without good reason. Mr. Curp will also receive an annual benefit upon retirement equal to 16% of his annual base salary and cash bonus. Retirement benefit payments begin upon the earlier of retirement from Fifth Third, termination for any reason or three years from the Effective Date. If he resigns without good reason or is terminated for cause during the term of the agreement, the present value of the retirement benefit will be reduced by a percentage equal to the percentage of the contract period remaining. Mr. Curp will also receive a minimum annual payment of 14% of his annual base salary and cash bonus through his participation in Fifth Third's Master Profit Sharing Plan or as an additional payment. Mr. Curp is also eligible for other normal benefits and programs of Fifth Third commensurate with his senior management role. Mr. Curp's employment agreement also provides, that, if terminated for any reason other than cause or resignation without good reason, he will receive his annual base salary, cash bonus and profit sharing for the balance of the first year plus liquidated damages of $141,750 in lieu of any additional salary, bonus and profit sharing contribution.

     Under Mr. Melluzzo's employment agreement, Mr. Melluzzo will serve as an officer of The Fifth Third Bank of Western Ohio. Mr. Meluzzo's employment agreement is for a term of one year and calls for an annual base salary of $135,000 and an annual cash bonus of $40,500. As an inducement for Mr. Melluzzo to enter into the employment agreement, he will receive options to acquire 7,000 shares of Fifth Third Common Stock pursuant to the terms of Fifth Third's existing stock option plan, which options will vest over a one year period unless accelerated upon termination of his employment for any reason other than for cause or resignation without good reason. Mr. Melluzzo will also receive a minimum annual payment of 14% of his annual base salary and cash bonus through his participation in Fifth Third's Master Profit Sharing Plan or as an additional payment. Mr. Melluzzo is also eligible for other normal benefits and programs of Fifth Third commensurate with his senior management role. If Mr. Melluzzo is involuntarily terminated other than for cause or in the event of his resignation for good reason during the term of this agreement, he will receive his annual base salary, cash bonus and profit sharing for the balance of the agreement term. If Mr. Melluzzo dies or becomes totally disabled while employed during the term of this agreement, he or his estate will receive the balance of his annual base salary, adjusted in the case of total disability for any payments made pursuant to a salary continuation or disability insurance plan of Fifth Third.

     Under Ms. Larkins' employment agreement, Ms. Larkins will serve as an officer of The Fifth Third Bank of Western Ohio. Ms. Larkins's employment agreement is for a term of three years and calls for an annual base salary of $240,000 and an annual cash bonus of $30,000. As an inducement for Ms. Larkins to enter into the employment agreement, she will receive options to acquire 25,000 shares of Fifth Third Common Stock, pursuant to the terms of Fifth Third's existing stock option plan, which options will vest over a three year period unless accelerated upon termination of her employment for any reason other than for cause or resignation without good reason. Ms. Larkins will also receive an annual benefit upon retirement equal to 20% of her annual base salary and cash bonus. Retirement benefit payments begin upon the earlier of retirement from Fifth Third, termination for any reason or three years from the Effective Date. If she resigns without good reason or is terminated for cause during the term of the agreement, the present value of the retirement benefit will be reduced by a percentage equal to the percentage of the contract period remaining. Ms. Larkins will also receive a minimum annual payment of 14% of her annual base salary and cash bonus through her participation in Fifth Third's Master Profit Sharing Plan or as an additional payment. Ms. Larkins is also eligible for other normal benefits and programs of Fifth Third commensurate with her senior management role. Ms. Larkins' employment agreement also provides that, if terminated for any reason other than cause or resignation without good reason, she will receive her annual base salary, cash bonus and profit sharing for the balance of the first year plus liquidated damages of $180,000 in lieu of any additional salary, bonus and profit sharing contribution.

     SUPPLEMENTAL RETIREMENT AGREEMENTS.  Each of the Executive Officers has a
supplemental retirement agreement with CitFed Bancorp dated April   , 1996. Upon
consummation of the Merger, Fifth Third has agreed to assume the obligations of CitFed Bancorp under such agreements.

     STOCK OPTION PLAN. The CitFed Bancorp outstanding options under its stock option plan will be converted by Fifth Third. The number of shares subject to CitFed Bancorp stock options will be adjusted to allow the holder, upon exercise, to receive shares of Fifth Third Common Stock calculated by multiplying the Exchange Ratio (.67) by the number of shares of CitFed Bancorp Common Stock subject to the CitFed Bancorp stock options, and the exercise price of the CitFed Bancorp stock options will be adjusted by dividing the exercise price per share by the Exchange Ratio. All other terms and conditions of the CitFed Bancorp stock options will remain unchanged.

     DEFINED BENEFIT PENSION PLAN. CitFed Bancorp will freeze its defined benefit pension plan as of the Effective Time. Under the Affiliation Agreement, CitFed Bancorp can make any necessary amendments or adjustments to ensure that the excess funding, if any, at the Effective Time goes to the benefit of participants in the CitFed Bancorp pension plan and to fully vest all such benefits to participants, provided such actions do not adversely affect the qualified status of the plan.

     INDEMNIFICATION AND LIABILITY INSURANCE. The Affiliation Agreement provides that all provisions for indemnification and limitation of liability now existing in favor of the directors or officers of CitFed Bancorp, Citizens Federal Bank or any of their subsidiaries, arising under applicable Delaware and Federal law and under the CitFed Bancorp Certificate of Incorporation and Bylaws, the Citizens Federal Bank Charter and Bylaws and the organizational document of any of the other CitFed Bancorp subsidiaries, shall survive the Merger, shall be assumed by Fifth Third and shall continue in full force and effect with respect to acts or omissions occurring on or prior to the Effective Time. The Affiliation Agreement further provides that Fifth Third's assumption of such indemnification obligations shall continue for a period of five years after the Effective Time, or in the case of claims asserted prior to the fifth anniversary of the Effective Time, until such matters are finally resolved. Fifth

Third also shall purchase and keep in force for a three-year period a policy of directors' and officers' liability insurance to provide coverage for acts or omissions of the type currently covered by CitFed Bancorp's existing directors' and officers' liability insurance for acts or omissions occurring at or prior to the Effective Time, but only to the extent such insurance may be purchased or kept in full force on commercially reasonable terms, taking into account the cost thereof and the benefits provided thereby and the annual cost not to exceed 150% of the annual cost currently paid for such coverage by CitFed Bancorp and its subsidiaries. Fifth Third has agreed that all rights to indemnification existing in favor of officers and directors and employees of Fifth Third affiliates shall be accorded to officers and directors and employees of CitFed Bancorp who become affiliated with any Fifth Third affiliate in such capacities after the Effective Time and that such indemnification will relate to covered actions or inactions only after the Effective Time. See also "DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF STOCKHOLDERS -- Indemnification and Personal Liability of Directors and Officers."

STOCK OPTION AGREEMENT

     As an inducement and condition to Fifth Third's willingness to enter into the Affiliation Agreement, CitFed Bancorp entered into the Stock Option Agreement with Fifth Third. The following description of the Stock Option Agreement is qualified in its entirety by reference to the text of such Stock Option Agreement, a copy of which is attached hereto as Annex B and which is incorporated herein by reference.

     Pursuant to the Stock Option Agreement, CitFed Bancorp granted Fifth Third the Option, which permits Fifth Third to purchase up to 3,230,411 shares of CitFed Bancorp Common Stock (or up to approximately 19.9% of the number of shares of CitFed Bancorp Common Stock outstanding immediately after exercise of the Option). The exercise price of the Option is $37.75 per share, subject to adjustment under specified circumstances (such exercise price, as so adjusted, being referred to herein as the "Option Price").

     The Option will become exercisable in whole or in part if, but only if, both an "Initial Triggering Event" and a "Subsequent Triggering Event" occur with respect to CitFed Bancorp prior to the occurrence of an "Exercise Termination Event," as such terms are defined below. The purchase of any shares of CitFed Bancorp Common Stock pursuant to the Option is subject to compliance with applicable law, including the receipt of necessary approvals under the Bank Holding Company Act of 1956, as amended ("BHCA").

     The Stock Option Agreement generally defines the term "Initial Triggering Event" to mean any of the following events or transactions:

          (i) CitFed Bancorp or any of its subsidiaries, without Fifth Third's prior written consent, enters into an agreement to engage in an "Acquisition Transaction" (as defined below) with a third party or the Board of Directors of CitFed Bancorp recommends that the stockholders of CitFed Bancorp approve or accept any Acquisition Transaction, other than as contemplated by the Affiliation Agreement;

          (ii) A third party shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of CitFed Bancorp Common Stock;

          (iii) The stockholders of CitFed Bancorp shall have voted and failed to approve the Affiliation Agreement at the CitFed Bancorp stockholder meeting called for such purpose or such meeting has not been held in violation of the Affiliation Agreement if, prior to such stockholder meeting (or if such stockholder meeting shall not have been or shall have been canceled, prior to such termination), it shall have been publicly announced that any third party shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction with respect to CitFed Bancorp;

          (iv) CitFed Bancorp's Board of Directors withdraws or modifies (or publicly announces its intention to withdraw or modify) in any manner adverse to Fifth Third its recommendation that the stockholders of CitFed Bancorp approve the Affiliation Agreement at the CitFed Bancorp stockholder meeting, or CitFed Bancorp, without Fifth Third's prior written consent, authorizes, recommends or proposes (or publicly announces its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with a third party;

          (v) A third party makes a proposal to CitFed Bancorp or its stockholders to engage in an Acquisition Transaction and such proposal has been publicly announced;

          (vi) A third party shall have filed with the Commission a registration statement with respect to a potential exchange offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the Commission with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange offer);

          (vii) CitFed Bancorp willfully breaches any covenant or obligation contained in the Affiliation Agreement in anticipation of engaging in an Acquisition Transaction, and following such breach Fifth Third would be entitled to terminate the Affiliation Agreement (whether immediately or after the giving of notice or passage of time or both); or

          (viii) A third party files an application or notice with the OTS or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

     As used in the Stock Option Agreement, the term "Acquisition Transaction" means (a) a merger or consolidation or any similar transaction, involving CitFed Bancorp or any "Significant Subsidiary" (as defined in Rule 1-02 of Regulation S-X promulgated by the Commission) of CitFed Bancorp (other than mergers, consolidations or similar transactions involving solely CitFed Bancorp and/or one or more of its wholly-owned subsidiaries or in which the CitFed Bancorp stockholders immediately prior to the transaction own at least 50% of the outstanding CitFed Bancorp Common Stock immediately after the transaction), provided that any such transaction is not entered into in violation of the terms of the Affiliation Agreement, (b) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of CitFed Bancorp or any of its Significant Subsidiaries or (c) a purchase or other acquisition (including by merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of CitFed Bancorp or any of its subsidiaries.

     The Stock Option Agreement generally defines the term "Subsequent Triggering Event" to mean any of the following events or transactions: (i) the acquisition by a third party of beneficial ownership of 25% or more of the then outstanding common stock of CitFed Bancorp or (ii) CitFed Bancorp or any of its subsidiaries, without having received the prior written consent of Fifth Third, enters into an agreement to engage in an Acquisition Transaction with a third party or the Board of Directors of CitFed Bancorp recommends that the stockholders of CitFed Bancorp approve or accept any Acquisition Transaction, other than as contemplated by the Affiliation Agreement; provided, that for purposes of the definition of "Subsequent Triggering Event," the percentage referred to in clause (c) of the definition of "Acquisition Transaction" above shall be 25% rather than 10%.

     The Stock Option Agreement defines the term "Exercise Termination Event" to mean any of (i) the Effective Time; (ii) termination of the Affiliation Agreement in accordance with its terms, if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Fifth Third if there has been a material misrepresentation, a material breach of a warranty or a material failure to comply with any covenant by CitFed Bancorp and such misrepresentation, breach or failure has not been cured (if capable of being cured) within 30 days after CitFed Bancorp's receipt of written notice from Fifth Third of such default; (iii) the passage of 18 months, subject to extension in order to obtain required regulatory approvals, to comply with applicable regulatory waiting periods or to avoid liability under Section 16(b) of the Exchange Act, after termination of the Affiliation Agreement if such termination is concurrent with or follows the occurrence of an Initial Triggering Event or is a termination of the type described in clause (ii) above. Notwithstanding anything to the contrary contained in the Stock Option Agreement, the Option may not be exercised at any time when Fifth Third is in material breach of the Affiliation Agreement such that CitFed Bancorp shall be entitled to terminate the Affiliation Agreement pursuant to the terms thereof, and the Stock Option Agreement shall automatically terminate upon the termination of the Affiliation Agreement by CitFed Bancorp pursuant to the terms thereof as a result of (i) a material breach by Fifth Third of the Affiliation Agreement or (ii) the substantial decline of the price of Fifth Third Common Stock as provided therein.

     If the Option becomes exercisable, it may be exercised in whole or in part within six months following the applicable Subsequent Triggering Event. Fifth Third's right to exercise the Option and certain other rights under the Stock Option Agreement are subject to an extension in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods and to avoid liability under Section 16(b) of the Exchange Act. The Option Price and the number of shares issuable under the Option are subject to adjustment in the event of specified changes in the capital stock of CitFed Bancorp.

     Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Fifth Third will have certain registration rights with respect to the shares of CitFed Bancorp Common Stock issued or issuable pursuant to the Option.

     The Stock Option Agreement also provides that at any time after the occurrence of a "Repurchase Event" (as defined below), upon request, CitFed Bancorp shall be obligated to repurchase the Option and all or any part of the shares ("Option Shares") received upon the full or partial exercise of the Option from the holder thereof. Such repurchase of the Option shall be at a price per share equal to the amount by which the "Market/Offer Price" (as defined below) exceeds the Option Price (as adjusted). A repurchase of Option Shares shall be at a price per share equal to the Market/Offer Price. The term Market/Offer Price means the highest of (i) the price per share at which a tender or exchange offer has been made for CitFed Bancorp Common Stock, (ii) the price per share of CitFed Bancorp Common Stock that any third party is to pay pursuant to an agreement with CitFed Bancorp, (iii) the highest closing price per share of CitFed Bancorp Common Stock within the six-month period immediately preceding the date that notice to repurchase is given or (iv) in the event of a sale of all or substantially all of CitFed Bancorp's assets or deposits, the sum of the price paid for such assets or deposits and the current market value of the remaining assets (as determined by a nationally recognized investment banking firm), divided by the number of shares of CitFed Bancorp Common Stock outstanding at the time of such sale. The term "Repurchase Event" is defined to mean (i) the acquisition by any third party of beneficial ownership of 50% or more of the outstanding shares of CitFed Bancorp Common Stock or (ii) the consummation of an Acquisition Transaction; provided, that for purposes of the definition of "Repurchase Event," the percentage referred to in clause (c) of the definition of "Acquisition Transaction" above shall be 50% rather than 10%.

     The Stock Option Agreement also provides that Fifth Third may, at any time following a Repurchase Event and prior to an Exercise Termination Event, surrender the Option (and any Option Shares obtained upon the exercise thereof and still held by Fifth Third) for a surrender fee (the "Surrender Fee") equal to $30.0 million (i) plus, if applicable, Fifth Third's purchase price with respect to any Option Shares and (ii) minus any net cash received pursuant to the sale of Option Shares to any third party (less the purchase price of such Option Shares). Fifth Third may not exercise its right to surrender the Option and receive the Surrender Fee if CitFed Bancorp has previously repurchased any Option Shares as described in the preceding paragraph.

     Pursuant to the terms of the Stock Option Agreement, in the event that, prior to an Exercise Termination Event, CitFed Bancorp enters into certain transactions in which CitFed Bancorp is not the surviving corporation, certain fundamental changes in the capital stock of CitFed Bancorp occur or CitFed Bancorp sells all or substantially all of its or certain of its subsidiaries' assets, the Option shall be converted into a substitute option (the "Substitute Option"), with terms similar to those of the Option, to purchase capital stock of the entity that is the effective successor to CitFed Bancorp.

     The Stock Option Agreement provides that neither Fifth Third nor CitFed Bancorp may assign any of its rights or obligations thereunder without the written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Fifth Third may, subject to certain limitations, assign its rights and obligations thereunder in whole or in part (subject to extension in certain cases).

     Arrangements such as the Stock Option Agreement are customarily entered into in connection with corporate mergers and acquisitions in an effort to increase the likelihood that the transactions will be consummated in accordance with their terms, and to compensate the grantee for the efforts undertaken and the expenses, losses and opportunity costs incurred by it in connection with the transactions if they are not consummated under certain circumstances involving an acquisition or potential acquisition of the issuer by a third party. The Stock Option Agreement was entered into to accomplish these objectives. The existence of the

Option could significantly increase the cost to a potential acquiror of acquiring CitFed Bancorp compared to the cost had the Stock Option Agreement not been entered into. The provisions of the Stock Option Agreement may prevent an acquiror from accounting for its acquisition of CitFed Bancorp using the pooling-of-interests method of accounting. Accordingly, the Stock Option Agreement may have the effect of discouraging or precluding offers by third parties to acquire CitFed Bancorp prior to the Merger, even if such persons were prepared to offer to pay consideration to CitFed Bancorp's stockholders which has a higher current market price than the shares of Fifth Third Common Stock to be received by such holders pursuant to the Affiliation Agreement.

     To the best knowledge of Fifth Third and CitFed Bancorp, no event giving rise to the right to exercise the Option has occurred as of the date of this Proxy Statement/Prospectus.

RESALE OF FIFTH THIRD COMMON STOCK BY AFFILIATES

     The shares of Fifth Third Common Stock to be issued to stockholders of CitFed Bancorp in connection with the Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an "affiliate" (as defined under the Securities Act, but generally including directors, certain executive officers and 10 percent or more stockholders) of CitFed Bancorp or Fifth Third at the time of the Special Meeting.

     Rules 144 and 145 promulgated under the Securities Act restrict the sale of Fifth Third Common Stock received in the Merger by affiliates and certain of their family members and related interests. Generally speaking, during the one year following the Effective Time, affiliates of Fifth Third and CitFed Bancorp may not resell publicly the Fifth Third Common Stock received by them in connection with the Merger except in compliance with certain limitations as to the amount of Fifth Third Common Stock sold in any three-month period and as to the manner of sale. After the one-year period, such affiliates of CitFed Bancorp who are not affiliates of Fifth Third may resell their shares without restriction. The ability of affiliates to resell shares of Fifth Third Common Stock received in the Merger under Rule 144 or 145 as summarized herein generally will be subject to Fifth Third having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates also would be permitted to resell Fifth Third Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act covering such shares or an available exemption from the Securities Act registration requirements. This Proxy Statement/Prospectus does not cover any resales of Fifth Third Common Stock received by persons who may be deemed to be affiliates of Fifth Third or CitFed Bancorp.

     The Affiliation Agreement provides that CitFed Bancorp will use its best efforts to cause each director, executive officer and other person who is deemed by CitFed Bancorp to be an affiliate (for purposes of Rule 145 and for purposes of qualifying the Merger for pooling-of-interests accounting treatment) of CitFed Bancorp to execute and deliver to Fifth Third a written agreement intended to ensure compliance with the Securities Act and to ensure that the Merger will qualify as a pooling-of-interests.

     Commission guidelines regarding qualifying for pooling-of-interests accounting treatment also limit sales by affiliates of Fifth Third and CitFed Bancorp in the Merger. Commission guidelines indicate that pooling-of-interests accounting treatment generally will not be challenged on the basis of sales by affiliates if they do not dispose of any of the shares of either combining company they owned prior to the consummation of a merger or shares of the surviving company received in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the surviving company have been published.

                              FIFTH THIRD BANCORP

DESCRIPTION OF BUSINESS

     Fifth Third is an Ohio corporation organized in 1975 as a bank holding company registered under the BHCA, and subject to regulation by the Federal Reserve Board. Fifth Third, with its principal office located in Cincinnati, owns all of the outstanding stock of nine commercial banks with 411 offices in Ohio, Kentucky, Indiana and Florida. Those banks are: The Fifth Third Bank, The Fifth Third Bank of Columbus, The Fifth Third Bank of Northwestern Ohio, N.A., The Fifth Third Bank of Southern Ohio, The Fifth Third Bank of Western Ohio, Fifth Third Bank of Florida, Fifth Third Bank of Northern Kentucky, Inc., Fifth Third Bank of Kentucky, Inc. and The Fifth Third Bank of Central Indiana.

     At December 31, 1997, Fifth Third, its affiliated banks and other subsidiaries had consolidated total assets of approximately $21.4 billion, consolidated total deposits of approximately $14.9 billion and consolidated total stockholders' equity of approximately $2.3 billion.

     Fifth Third, through its subsidiaries, engages primarily in commercial, retail and trust banking, investment services and leasing activities and also provides credit life, accident and health insurance, discount brokerage services and property management for its properties. Those subsidiaries consist of The Fifth Third Company, Fifth Third Securities, Inc., The Fifth Third Leasing Company, Midwest Payment Systems, Inc. ("MPS"), Fifth Third International Company and Heartland Capital Management, Inc. Fifth Third's affiliates provide a full range of financial products and services to the retail, commercial, financial, governmental, educational and medical sectors, including a wide variety of checking, savings and money market accounts, and credit products such as credit cards, installment loans, mortgage loans and leasing. Each of the banking affiliates has deposit insurance provided by the Federal Deposit Insurance Corporation ("FDIC") through the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF").

     Fifth Third, through its banking subsidiaries, operates for itself and other financial institutions a proprietary automated teller machine ("ATM") network, Jeanie(R). The Jeanie system participates in a shared ATM network called "Money Station(R)," which includes several Ohio bank holding companies and over 1,000 ATM's. The "Money Station" network participates in another shared ATM network called "PLUS System(R)," which is a nationwide network with over 17,000 participating ATM's. The Fifth Third Bank, through its wholly owned subsidiary, MPS, also provides electronic switch services for several regional banks and bank holding companies in Ohio, Kentucky and Illinois.

     Fifth Third is a corporate entity legally separate and distinct from its affiliates. The principal source of Fifth Third's income is dividends from its affiliates. There are certain regulatory restrictions as to the extent to which the affiliates can pay dividends or otherwise supply funds to Fifth Third. See "DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS."

RECENT DEVELOPMENTS

     In addition to entering into the Affiliation Agreement with CitFed Bancorp relating to the Merger, Fifth Third has also recently agreed to acquire The Ohio Company and State Savings Company.

     On December 22, 1997, Fifth Third agreed to acquire The Ohio Company, a company that provides broker/ dealer services, investment banking services and investment advisory services. A newly formed wholly owned acquisition subsidiary of Fifth Third will merge with and into The Ohio Company such that The Ohio Company will become a wholly owned Fifth Third subsidiary upon completion of that merger. In connection with the acquisition of The Ohio Company, Fifth Third will issue in exchange for all of the outstanding shares of capital stock of The Ohio Company such number of shares of Fifth Third Common Stock having a fair market value of $80.0 million. Based on the fair market value per share of Fifth
Third Common Stock as of           , 1998, approximately 1,000,000 shares of
Fifth Third Common Stock would be issued to the shareholders of The Ohio Company. Fifth Third expects that its acquisition of The Ohio Company will be completed in mid-1998 prior to the Effective Time and that such acquisition will be accounted for as a purchase.

     On January 2, 1998, Fifth Third agreed to acquire State Savings Company ("State Savings"), a savings and loan holding company based in Columbus, Ohio which owns State Savings Bank, F.S.B. and certain related subsidiaries. State Savings will merge with and into Fifth Third, and the various State Savings subsidiaries will become wholly owned subsidiaries of Fifth Third. Subject to adjustment as provided in the affiliation agreement between Fifth Third and State Savings, each share of State Savings common stock will be converted into the right to receive 1,847.26 shares of Fifth Third Common Stock. Based on the 6,000 shares of State Savings common stock outstanding as of January 2, 1998, Fifth Third would issue approximately 11,083,560 shares of Fifth Third Common Stock in that merger. Based on the fair market value per share of Fifth Third
Common Stock as of           , 1998, the value of such shares would have an
aggregate value of $          . Fifth Third expects that its acquisition of
State Savings will be completed after The Ohio Company acquisition, but either prior to or after the Effective Time, and that such acquisition will be accounted for as a pooling-of-interests.

     In order to enable Fifth Third to account for both the Merger and/or the acquisition of State Savings as a pooling-of-interests, Fifth Third will issue and sell approximately 2.8 million shares of Fifth Third Common Stock prior to the consummation of such mergers. The number of shares issued for this purpose may include shares issued in connection with Fifth Third's acquisition of The Ohio Company, if completed prior to the Effective Time. Fifth Third anticipates that some or all of the shares of Fifth Third Common Stock issued to enable pooling-of-interests accounting treatment may be offered pursuant to a registration statement to be filed with the Commission. The exact number of shares of Fifth Third Common Stock to be offered, the price and the timing of any such offering has not yet been determined and will only be made pursuant to a separate prospectus. In addition, in January 1998, Fifth Third rescinded its previously announced open market share repurchase programs which would otherwise preclude pooling-of-interests accounting treatment.

     The consummation of the Merger is not contingent upon the closing of either The Ohio Company acquisition or the State Savings merger. There can be no assurances that either or both transactions will be successfully consummated.

CAPITAL REQUIREMENTS

     The federal banking regulators have issued regulations to implement certain capital requirements on commercial banks and large bank holding companies, such as Fifth Third. Under these regulations, commercial banks are required to maintain a minimum Tier 1 capital ratio to adjusted total assets of 4%. Tier 1 capital generally consists of common stockholders' equity, retained income and certain non-cumulative perpetual preferred stock and related income, except that no intangibles and certain purchased mortgage servicing rights and purchased credit card relationships may be included in capital.

     Additionally, commercial banks are required to maintain "total capital" equal to at least 8% of total risk-weighted assets. For purposes of the risk-based capital requirement, "total capital" means Tier 1 capital (as described above) plus "Tier 2 capital," provided that the amount of Tier 2 capital may not exceed the amount of Tier 1 capital, less certain assets. The components of Tier 2 capital include certain permanent and maturing capital instruments that do not qualify as Tier 1 capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets.

     The Federal Reserve Board has established capital requirements for bank holding companies that generally parallel the capital requirements for commercial banks.

     Fifth Third, and each of its subsidiary banks, is in compliance with the current capital requirements. As of December 31, 1997, Fifth Third had a leverage ratio of 10.16%, its Tier 1 risk-based capital ratio was 12.09% and its total risk-based capital ratio was 14.70%.

GENERAL REGULATION OF BANK HOLDING COMPANIES

     Fifth Third is extensively regulated under both federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

     As a bank holding company, Fifth Third is registered with and subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the BHCA.

     The Federal Reserve Board also may make examinations of a bank holding company. The BHCA requires each bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire substantially all of the assets of any bank, or before it may acquire ownership or control of any voting shares of any company if, after such acquisition, it would own or control directly or indirectly, more than 5% of the voting shares of such bank.

     The BHCA also restricts the types of businesses and operations in which a bank holding company and its subsidiaries (other than bank subsidiaries) may engage. Generally, permissible activities are limited to banking and activities found by the Federal Reserve Board to be closely related to banking.

GENERAL REGULATION OF COMMERCIAL BANKS

     The operations of the subsidiary banks of Fifth Third are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these banking subsidiaries.

     National banks are subject to the supervision and examination of the Office of the Comptroller of the Currency. In addition, national banks must be members of the Federal Reserve System and their deposits are insured by the FDIC. As such, national banks are subject to certain regulations issued by the FDIC and Federal Reserve Board. State chartered banking corporations are subject to federal and state regulation of their business and activities, including, in the case of banks chartered in Ohio, by the Ohio Division of Financial Institutions, in the case of banks chartered in Kentucky, by the Kentucky Department of Financial Institutions, and in the case of banks chartered in Indiana, by the Indiana Department of Financial Institutions.

ACQUISITIONS OF SAVINGS ASSOCIATIONS BY HOLDING COMPANIES

     Section 4 of the BHCA prohibits bank holding companies from acquiring or retaining shares of any company that is not a bank or is not engaging in any activity other than managing and controlling banks, except under certain circumstances. The primary exception permits bank holding companies to conduct activities and acquire companies solely in activities the Federal Reserve Board has determined in to be closely related to banking and a proper incident thereto. Section 346 of the Reigle Community Development and Regulatory Improvement Act of 1994 ("Section 346") amends amended Section 4 of the BHCA to establish a new notice procedure for obtaining Federal Reserve Board approval under Section 4(a)(2) and 4(c)(8) of the BHCA. Under Section 346, a proposal requiring Federal Reserve Board approval under Section 4(a)(2) or 4(c)(8) may be consummated 60 days after providing the Federal Reserve Board with complete written notice of the proposal, unless the notice period is extended as provided in the statute. Section 346 also permits proposals to be consummated at any time during this notice period if approved by the Federal Reserve Board during this period. This interim rule replaced the application procedures of Section 4(c)(8) of the BHCA with a new notice procedure and streamlined the procedures for obtaining Federal Reserve Board approval for nonbanking proposals in several respects. The interim rule contemplates action by the Federal Reserve Board on nonbanking proposals involving listed activities (including the acquisition of a thrift or thrift assets) within 30 days after a notice containing all of the information required by the rule has been received by the Federal Reserve Board. In approving the activities contained in such a notice, the Federal Reserve Board is precluded from opposing any restrictions on transactions between the bank holding company and the acquired savings association, except as required by
Section 23A or 23B of the Federal Reserve Act or any other applicable law.

     Section 18(c) of the Federal Deposit Insurance Act ("FDI Act") (12 U.S.C. 1828(c)) authorizes the Federal Reserve Board to approve the application of a bank to effect a merger, consolidation, acquisition of assets or assumption of deposit liabilities, and, incident thereto, to establish a branch or branches pursuant to Section 9 of the Federal Reserve Act (12 U.S.C. 321) and Section 5(d)(3) of the FDI Act (12 U.S.C. 1815(d)(3)) authorizes the Federal Reserve Board to approve the application of a bank to effect a merger, consolidation or acquisition of assets or assumption of deposit liabilities of a savings association by a bank that is insured by the Bank Insurance Fund ("BIF").

ADDITIONAL INFORMATION

     For more detailed information about Fifth Third, reference is made to the Fifth Third Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference, and to the Fifth Third 1997 Annual Report to Stockholders which accompanies this Proxy Statement/Prospectus. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                              CITFED BANCORP, INC.

DESCRIPTION OF BUSINESS

     CitFed Bancorp is a Delaware corporation organized in January 1991 and headquartered in Dayton, Ohio. CitFed Bancorp was formed for the purpose of becoming a unitary savings and loan holding company of Citizens Federal Bank, its principal operation subsidiary. CitFed Bancorp and Citizens Federal Bank are subject to regulation and oversight by the Office of Thrift Supervision. Citizens Federal Bank is a federally chartered stock savings bank organized in 1934 and headquartered in Dayton, Ohio. Its deposits are insured up to applicable limits by the FDIC through the Savings Association Insurance Fund. Citizens Federal Bank serves the Dayton, Ohio and surrounding areas through its network of 35 full-service retail banking offices located with the greater Dayton and Butler County, Ohio areas and 15 loan production offices located in Dayton, Columbus and Cincinnati, Ohio; Florence, Lexington and Louisville, Kentucky; Williamsburg and Virginia Beach, Virginia; Indianapolis, Indiana; and Charlotte, North Carolina markets. Based on assets, at December 31, 1997, Citizens Federal Bank was the fourth largest thrift institution in the State of Ohio and the largest financial institution headquartered in Dayton, Ohio.

     At December 31, 1997, CitFed Bancorp had total assets of $3.5 billion, deposits of $1.9 billion and stockholders' equity of $209.9 million.

     CitFed Bancorp, through its subsidiary, engages primarily in the business of attracting retail deposits from the general public and investing those funds, together with borrowings, primarily in one- to four-family residential mortgage loans. Citizens Federal Bank also acquires funds on a wholesale basis from a variety of sources, manages a high-quality securities portfolio, services a significant volume of loans for others, makes consumer, commercial real estate and commercial non-real estate loans and provides trust services. All mortgage loans are originated by CitFed Mortgage Corporation of America, Citizens Federal Bank's wholly owned mortgage banking subsidiary.

     CitFed Bancorp is a corporate entity legally separate and distinct from its affiliates. The principal source of CitFed Bancorp's income is dividends from Citizens Federal Bank. There are certain regulatory restrictions as to the extent to which Citizens Federal Bank can pay dividends or otherwise supply funds to CitFed Bancorp. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     The executive offices of CitFed Bancorp and Citizens Federal Bank are located at One Citizens Federal Centre, Dayton, Ohio 45402. The telephone number at that address is (937) 223-4234.

ADDITIONAL INFORMATION

     For more detailed information about CitFed Bancorp and its subsidiaries, reference is made to the CitFed Bancorp annual report to stockholders for the fiscal year ended March 31, 1997 and quarterly reports on Form 10-Q for the quarters ended June 30, 1997, September 30, 1997 and December 31, 1997, which are incorporated herein by reference, including the consolidated financial statements and management's discussion and analysis of financial condition and results of operations portions thereof. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                        EFFECT OF GOVERNMENTAL POLICIES

     The earnings of both CitFed Bancorp and Fifth Third and its subsidiaries are affected not only by domestic and foreign economic conditions, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board, foreign governments and other official agencies. The Federal Reserve Board can and does implement national monetary policy, such as the curbing of inflation and combating of recession, by its open market operations in United States Government securities, control of the discount rate applicable to borrowings and the establishment of reserve requirements against deposits and certain liabilities of depository institutions. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary and fiscal policies are not predictable.

     From time to time various proposals are made in the United States Congress and in state legislatures and before various regulatory authorities that would alter the powers or the existing regulatory framework for banks, bank holding companies, savings banks and other financial institutions. It is impossible to predict whether any of the proposals will be adopted and the impact, if any, of such adoption on the business of CitFed Bancorp or Fifth Third and its subsidiaries.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information (the "Pro Forma Financial Information") is based on the historical financial statements of Fifth Third and CitFed Bancorp and has been prepared to illustrate the effects of the acquisitions described below and the related financing transactions.

     The unaudited pro forma balance sheet as of December 31, 1997 assumes the following transactions were consummated on December 31, 1997: (i) the Merger, accounted for as a pooling-of-interests, (ii) Fifth Third's acquisition of The Ohio Company, accounted for as a purchase, (iii) Fifth Third's acquisition of State Savings Company, accounted for as a pooling-of-interests, and (iv) Fifth Third's issuance of additional shares of Fifth Third Common Stock.

     The unaudited pro forma consolidated statements of income for the years ended December 31, 1997, 1996 and 1995 give effect to each of the following transactions as if such transactions had been effective during the periods shown, except as noted: (i) the Merger, accounted for as a pooling-of-interests,
(ii) Fifth Third's acquisition of The Ohio Company, accounted for as a purchase as of January 1, 1997, (iii) Fifth Third's acquisition of State Savings Company, accounted for as a pooling-of-interests, and (iv) Fifth Third's issuance of additional shares of Fifth Third Common Stock. For the year ended December 31, 1997, the unaudited pro forma consolidated statements of income reflect the results of operations for CitFed Bancorp for the nine month period ended December 31, 1997 because its fiscal year will not end until March 31, 1998.

     The unaudited Pro Forma Financial Information should be read in conjunction with Fifth Third's Consolidated Financial Statements and notes thereto incorporated by reference in this Proxy Statement/Prospectus and CitFed Bancorp's Consolidated Financial Statements and notes thereto incorporated by reference in this Proxy Statement/Prospectus.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                       UNAUDITED PRO FORMA BALANCE SHEET

                            AS OF DECEMBER 31, 1997

                                    ($000'S)

                                                                                                   ADJUSTED
                                               FIFTH THIRD                                       FIFTH THIRD
                                                 BANCORP         THE OHIO          PURCHASE        BANCORP
                                                   AND          COMPANY AND       ACCOUNTING         AND          EQUITY
                                               SUBSIDIARIES   SUBSIDIARIES(1)   ADJUSTMENTS(1)   SUBSIDIARIES   OFFERING(2)
                                               ------------   ---------------   --------------   ------------   -----------
ASSETS
  Cash and Due from Banks....................  $   720,133        $ 2,955          $             $   723,088     $
  Securities Available for Sale..............    6,397,077         28,413           (4,310)        6,421,180      146,600
  Securities Held to Maturity................       72,236                                            72,236
  Other Short-Term Investments...............       29,424                                            29,424
  Loans and Leases...........................   13,438,717                                        13,438,717
  Reserve for Credit Losses..................     (200,931)                                         (200,931)
                                               -----------        -------          -------       -----------     --------
      Net Loans and Leases...................   13,237,786             --               --        13,237,786           --
  Bank Premises and Equipment................      251,898          8,035                            259,933
  Accrued Income Receivable..................      178,803                                           178,803
  Goodwill*..................................       61,753                          58,251           120,004
  Premium on Purchased Deposits*.............      244,117                                           244,117
  Other Assets...............................      181,827         53,565                            235,392
                                               -----------        -------          -------       -----------     --------
Total Assets.................................  $21,375,054        $92,968          $53,941       $21,521,963     $146,600
                                               ===========        =======          =======       ===========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Total Deposits.............................  $14,914,132        $                $             $14,914,132     $
  Federal Funds Borrowed.....................    1,253,553                                         1,253,553
  Short-Term Bank Notes......................      555,000                                           555,000
  Other Short-Term Borrowings................    1,252,378         11,177                          1,263,555
  Accrued Taxes, Interest and Expenses.......      505,048                                           505,048
  Other Liabilities..........................      159,654         42,594           13,138           215,386
  Long-Term Debt.............................      457,878                                           457,878
                                               -----------        -------          -------       -----------     --------
Total Liabilities............................   19,097,643         53,771           13,138        19,164,552           --
STOCKHOLDERS' EQUITY
  Common Stock...............................      344,599          3,810           (1,590)          346,819        4,068
  Capital Surplus............................      483,054                                           483,054       30,743
  Retained Earnings..........................    1,548,451         35,387          (35,387)        1,548,451
  Net Unrealized Gains (Losses) on Securities
    Available for Sale.......................       90,876                                            90,876
  Treasury Stock.............................     (189,569)                         77,780          (111,789)     111,789
                                               -----------        -------          -------       -----------     --------
Total Stockholders' Equity...................    2,277,411         39,197           40,803         2,357,411      146,600
                                               -----------        -------          -------       -----------     --------
Total Liabilities and Stockholders' Equity...  $21,375,054        $92,968          $53,941       $21,521,963     $146,600
                                               ===========        =======          =======       ===========     ========

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                                           STATE SAVINGS                         CITFED
                                            COMPANY AND                        BANCORP AND                       PRO FORMA
                                          SUBSIDIARIES(3)   ADJUSTMENTS(3)   SUBSIDIARIES(4)   ADJUSTMENTS(4)    COMBINED
                                          ---------------   --------------   ---------------   --------------   -----------
ASSETS
  Cash and Due from Banks...............    $   32,487         $               $   65,089         $             $   820,664
  Securities Available for Sale.........       450,852                          1,140,299                         8,158,931
  Securities Held to Maturity...........        11,357                            245,418                           329,011
  Other Short-Term Investments..........       114,900                                                              144,324
  Loans and Leases......................     2,146,612                          1,808,802                        17,394,131
  Reserve for Credit Losses.............       (34,487)                           (18,182)                         (253,600)
                                            ----------         --------        ----------         --------      -----------
      Net Loans and Leases..............     2,112,125               --         1,790,620               --       17,140,531
  Bank Premises and Equipment...........        28,854                             20,867
  Accrued Income Receivable.............        13,198                             19,080                           211,081
  Goodwill*.............................                                           18,144                           138,148
  Premium on Purchased Deposits*........                                                                            244,117
  Other Assets..........................        38,430                            160,780
                                            ----------         --------        ----------         --------      -----------
Total Assets............................    $2,802,203         $     --        $3,460,297         $     --      $27,931,063
                                            ==========         ========        ==========         ========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
  Total Deposits........................    $2,332,918         $               $1,852,344         $             $19,099,394
  Federal Funds Borrowed................                                          297,165                         1,550,718
  Short-Term Bank Notes.................                                                                            555,000
  Other Short-Term Borrowings...........        40,000                            303,000                         1,606,555
  Accrued Taxes, Interest and
    Expenses............................        13,890                             41,879                           560,817
  Other Liabilities.....................        41,903                                                              257,289
  Long-Term Debt........................       106,821                            756,044                         1,320,743
                                            ----------         --------        ----------         --------      -----------
Total Liabilities.......................     2,535,532               --         3,250,432               --       24,950,516
STOCKHOLDERS' EQUITY
  Common Stock..........................           600           24,006               130           19,210          394,833
  Capital Surplus.......................                        (24,006)           57,056          (19,210)         527,637
  Retained Earnings.....................       260,433                            154,939                         1,963,823
  Net Unrealized Gains (Losses) on
    Securities Available for Sale.......         5,638                             (2,260)                           94,254
  Treasury Stock........................                                                                                 --
                                            ----------         --------        ----------         --------      -----------
Total Stockholders' Equity..............       266,671               --           209,865               --        2,980,547
                                            ----------         --------        ----------         --------      -----------
Total Liabilities and Stockholders'
  Equity................................    $2,802,203         $     --        $3,460,297         $     --      $27,931,063
                                            ==========         ========        ==========         ========      ===========

---------------

 * Goodwill and premium on purchased deposits are generally amortized over periods of up to 25 years.

(1) To record the sale of excluded assets by The Ohio Company prior to the proposed merger date and to record the purchase of The Ohio Company by Fifth Third Bancorp, effected through the issuance of approximately 1,000,000 shares of Fifth Third Bancorp Common Stock, $2.22 stated value (assuming a closing price of $80.00).

(2) To record the issuance of 1,832,520 shares of Fifth Third Bancorp Common Stock, $2.22 stated value, (assuming consideration of $80.00 per share) prior to the Effective Time and the subsequent investment of the proceeds into securities.

(3) To record the issuance of 11,083,560 shares of Fifth Third Common Stock, $2.22 stated value, to effect the merger of State Savings Company into Fifth Third Bancorp accounted for as a pooling-of-interests.

(4) To record the issuance of 8,711,883 shares of Fifth Third Common Stock, $2.22 stated value, to effect the merger of CitFed Bancorp into Fifth Third Bancorp accounted for as a pooling-of-interests.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                    UNAUDITED PRO FORMA STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                        ($000'S, EXCEPT PER SHARE DATA)

                           FIFTH THIRD   STATE SAVINGS      CITFED        THE OHIO
                             BANCORP        COMPANY        BANCORP         COMPANY       PRO FORMA
                           YEAR ENDED     YEAR ENDED     9 MOS. ENDED    YEAR ENDED     ADJUSTMENTS   PRO FORMA
                            12/31/97       12/31/97        12/31/97      12/31/97(2)    (1),(8),(9)      1997
                           -----------   -------------   ------------   -------------   -----------   ----------
Interest Income(1).......  $1,478,388      $216,119        $165,482        $              $10,115     $1,870,104
Interest Expense.........     733,426       121,551         112,081                                      967,058
                           ----------      --------        --------        ------         -------     ----------
Net Interest Income......     744,962        94,568          53,401            --          10,115        903,046
Provision for Credit
  Losses.................      80,342         6,603           2,700                                       89,645
                           ----------      --------        --------        ------         -------     ----------
Net Interest
  Differential...........     664,620        87,965          50,701            --          10,115        813,401
Other Operating Income:
  Service Charges on
     Deposits............      94,474         4,550          10,517                                      109,541
  Other Operating
     Income..............     350,987        18,541          15,138        68,776                        453,442
                           ----------      --------        --------        ------         -------     ----------
Total Other Income.......     445,461        23,091          25,655        68,776              --        562,983
Operating Expenses:
  Salaries, Wages and
     Benefits............     236,584        30,521          20,102        37,098                        324,305
  Equipment and Occupancy
     Expenses............      58,557         5,029          10,535         5,814                         79,935
  Other Operating
     Expenses(2).........     211,017        23,562          15,104        16,309           2,330        268,322
                           ----------      --------        --------        ------         -------     ----------
Total Operating
  Expenses...............     506,158        59,112          45,741        59,221           2,330        672,562
                           ----------      --------        --------        ------         -------     ----------
Earnings Before Taxes....     603,923        51,944          30,615         9,555           7,785        703,822
Applicable Income
  Taxes..................     202,686        18,891           9,510         3,194           3,540        237,821
                           ----------      --------        --------        ------         -------     ----------
Net Income...............  $  401,237      $ 33,053        $ 21,105        $6,361         $ 4,245     $  466,001
                           ==========      ========        ========        ======         =======     ==========
Average shares
  outstanding(3),(4),(5),(6)...    155,103                                                 22,628        177,731
Average diluted shares
  outstanding(3),(4),(5),(6)...    157,684                                                 22,628        180,312
Earnings per share.......  $     2.59                                                                 $     2.62
Diluted earnings per
  share..................  $     2.54                                                                 $     2.58

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                                        FIFTH THIRD   STATE SAVINGS     CITFED
                                          BANCORP        COMPANY       BANCORP      PRO FORMA
                                        YEAR ENDED     YEAR ENDED     YEAR ENDED   ADJUSTMENTS   PRO FORMA
                                         12/31/96       12/31/96       3/31/97     (1),(8),(9)      1996
                                        -----------   -------------   ----------   -----------   ----------
Interest Income(1)....................  $1,385,113      $198,628       $190,286      $9,910      $1,783,937
Interest Expense......................     695,869       112,351        123,367                     931,587
                                        ----------      --------       --------      ------      ----------
Net Interest Income...................     689,244        86,277         66,919       9,910         852,350
Provision for Credit Losses...........      64,014         1,518          2,850                      68,382
                                        ----------      --------       --------      ------      ----------
Net Interest Differential.............     625,230        84,759         64,069       9,910         783,968
Other Operating Income:
  Service Charges on Deposits.........      83,590         3,755         10,692                      98,037
  Other Operating Income..............     284,825        15,593         17,583                     318,001
                                        ----------      --------       --------      ------      ----------
Total Other Income....................     368,415        19,348         28,275          --         416,038
Operating Expenses:
  Salaries, Wages and Benefits........     230,475        24,430         26,249                     281,154
  Equipment and Occupancy Expenses....      55,602         4,166         13,283                      73,051
  Other Operating Expenses(2).........     207,253        28,233         30,501                     265,987
                                        ----------      --------       --------      ------      ----------
Total Operating Expenses..............     493,330        56,829         70,033          --         620,192
                                        ----------      --------       --------      ------      ----------
Earnings Before Taxes.................     500,315        47,278         22,311       9,910         579,814
Applicable Income Taxes...............     165,256        15,155          7,149       3,469         191,029
                                        ----------      --------       --------      ------      ----------
Net Income............................  $  335,059      $ 32,123       $ 15,162      $6,442      $  388,786
                                        ==========      ========       ========      ======      ==========
Average shares
  outstanding(3),(4),(5),(6)..........     155,991                                   21,628         177,619
Average diluted shares
  outstanding(3),(4),(5),(6)..........     154,603                                   21,628         181,231
Earnings per share....................  $     2.15                                               $     2.19
Diluted earnings per share............  $     2.11                                               $     2.15

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                                        FIFTH THIRD   STATE SAVINGS     CITFED
                                          BANCORP        COMPANY       BANCORP      PRO FORMA
                                        YEAR ENDED     YEAR ENDED     YEAR ENDED   ADJUSTMENTS   PRO FORMA
                                         12/31/95       12/31/95       3/31/96     (1),(8),(9)      1995
                                        -----------   -------------   ----------   -----------   ----------
Interest Income(1)....................  $1,173,165      $180,561       $165,728      $ 9,646     $1,529,100
Interest Expense......................     609,733       107,506        107,983                     825,222
                                        ----------      --------       --------      -------     ----------
Net Interest Income...................     563,432        73,055         57,745        9,646        703,878
Provision for Credit Losses...........      42,962         1,322          1,650                      45,934
                                        ----------      --------       --------      -------     ----------
Net Interest Differential.............     520,470        71,733         56,095    9,646....        657,944
Other Operating Income:
  Service Charges on Deposits.........      66,344         2,863          7,612                      76,819
  Other Operating Income..............     239,371        10,531         17,676                     267,578
                                        ----------      --------       --------      -------     ----------
Total Other Income....................     305,715        13,394         25,288           --        344,397
Operating Expenses:
  Salaries, Wages and Benefits........     195,193        22,683         23,735                     241,611
  Equipment and Occupancy Expenses....      45,176         3,957         13,025                      62,158
  Other Operating Expenses(2).........     155,248        19,483         21,085                     195,816
                                        ----------      --------       --------      -------     ----------
Total Operating Expenses..............     395,617        46,123         57,845                     499,585
                                                                                         ---
                                        ----------      --------       --------                  ----------
                                                                                     -------
Earnings Before Taxes.................     430,568        39,004         23,538    9,646....        502,756
Applicable Income Taxes...............     142,883        12,378          7,402        3,376        166,039
                                        ----------      --------       --------      -------     ----------
Net Income............................  $  287,685      $ 26,626       $ 16,136      $ 6,270     $  336,717
                                        ==========      ========       ========      =======     ==========
Average shares
  outstanding(3),(4),(5),(6)..........     148,314                                    21,628        169,947
Average diluted shares
  outstanding(3),(4),(5),(6)..........     153,963                                    21,628        175,591
Earnings per share....................  $     1.94                                               $     1.98
Diluted earnings per share............  $     1.89                                               $     1.92

---------------

ASSUMPTIONS

(1) The proceeds from the equity offering were invested at an estimated after-tax yield of 4.48%, 4.39%, and 4.28% in 1997, 1996, and 1995, respectively.

(2) Goodwill recognized in The Ohio Company purchase will be amortized over 25 years.

(3) The approximate 1,000,000 shares issued in The Ohio Company transaction, accounted for as a purchase, were issued January 1, 1997.

(4) The approximate 1,832,520 shares issued in the proposed equity offering were issued as of January 1, 1995.

(5) The 11,083,560 shares issued in the State Savings Company transaction, accounted for as a pooling-of-interests, were issued as of January 1, 1995.

(6) The 8,711,883 shares issued in the CitFed Bancorp transaction, accounted for as a pooling-of-interests, were issued as of January 1, 1995.

(7) Does not give effect to the 1997 discontinued operations of The Ohio
    Company.

(8) Does not give effect to non-recurring merger related charges which will be expensed prior to consummation of the business combinations.

(9) Does not give effect to any cost savings which may be achieved after consummation of the business combinations.

               SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD

     The following table sets forth certain historical financial data concerning Fifth Third for the five years ended December 31, 1997. All information is based on information contained in Fifth Third's 1997 Annual Report to Stockholders. The Fifth Third Annual Report accompanies this Proxy Statement/Prospectus, and all such financial information is incorporated herein by reference and should be read in conjunction therewith. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                                        YEARS ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1997       1996       1995       1994       1993
                                          --------    -------    -------    -------    -------
                                                   ($000'S EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Net interest income.....................  $744,962    689,244    563,432    516,753    473,515
Provision for credit losses.............    80,342     64,014     42,962     35,780     48,037
                                          --------    -------    -------    -------    -------
Net interest income after provision for
  credit losses.........................   664,620    625,230    520,470    480,973    425,478
Other operating income..................   445,461    368,415    305,715    255,908    231,150
Operating expenses(1)...................   506,158    493,330    395,617    371,545    352,720
                                          --------    -------    -------    -------    -------
Income before income taxes..............   603,923    500,315    430,568    365,336    303,908
Applicable income taxes.................   202,686    165,256    142,883    120,877     97,673
                                          --------    -------    -------    -------    -------
Net income..............................  $401,237    335,059    287,685    244,459    206,235
                                          ========    =======    =======    =======    =======
COMMON SHARE DATA:(2)
Earnings per share......................  $   2.59       2.15       1.94       1.69       1.46
Diluted earnings per share..............      2.54       2.11       1.89       1.65       1.43
Cash dividends declared per share.......      .853       .733        .64       .533       .453
Book value at period end................     14.67      13.50      11.45       9.61       8.86
Average shares outstanding (000's):        155,103    155,991    148,319    144,870    140,960
Average diluted shares outstanding
  (000's):                                 157,684    159,603    153,963    150,582    147,011

---------------
(1) Operating expenses for 1996 include the impact of the special SAIF assessment of $16.6 million pretax ($10.8 million after tax or $.06 per share).

(2) Per share amounts and shares outstanding reflect the three-for-two stock split effected in the form of a stock dividend declared June 17, 1997 and distributed July 15, 1997.

                                                      YEARS ENDED DECEMBER 31,
                                   ---------------------------------------------------------------
                                      1997          1996         1995         1994         1993
                                   -----------   ----------   ----------   ----------   ----------
                                                  ($000'S EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION
  AT PERIOD END:
Securities.......................  $ 6,469,313    6,400,685    4,338,269    3,637,035    2,674,468
Loans and leases.................  $13,438,717   12,514,792   11,690,643   10,286,457    9,566,898
Assets...........................  $21,375,054   20,548,998   17,052,883   14,957,009   13,128,544
Deposits.........................  $14,914,132   14,374,656   12,485,780   10,630,878    9,477,306
Short-term borrowings............  $ 3,060,931    3,265,432    2,005,495    2,452,218    1,691,744
Long-term debt and convertible
  subordinated notes.............  $   457,878      277,661      425,396      178,713      407,864
Stockholders' equity.............  $ 2,277,411    2,144,125    1,724,575    1,398,774    1,277,660

                                                      YEARS ENDED DECEMBER 31,
                                   ---------------------------------------------------------------
                                      1997          1996         1995         1994         1993
                                   -----------   ----------   ----------   ----------   ----------
                                                  ($000'S EXCEPT PER SHARE AMOUNTS)
RATIOS:
PROFITABILITY RATIOS:
Return on average assets(1)......         1.96%        1.72         1.78         1.77         1.71
Return on average stockholders'
  equity(1)......................         19.6%        17.2         18.1         18.6         17.8
Net interest margin..............         4.11%        3.99         3.90         4.16         4.39
Overhead ratio(1)(2).............         41.0%        45.0         43.9         46.6         48.6
Other operating income to total
  income(3)......................         37.1%        34.6         34.8         33.1         32.2
CAPITAL RATIOS:
Average stockholders' equity to
  average assets.................        10.03%        9.99         9.82         9.50         9.61
Tier 1 risk-adjusted capital.....        12.09%       11.37        11.03        11.26        11.50
Total risk-adjusted capital......        14.70%       14.06        14.33        13.21        13.85
Tier 1 leverage..................        10.16%        9.22         9.47         9.62         9.59
RATIO OF EARNINGS TO FIXED
  CHARGES:(4)
Including deposit interest.......         1.82         1.71         1.70         1.89         1.89
Excluding deposit interest.......         3.92         3.93         3.49         4.75         5.77
CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming assets...........       516.84%      531.48       436.06       570.50       362.84
Reserve for credit losses to
  loans and leases outstanding...         1.50%        1.50         1.52         1.52         1.51
Net charge-offs to average loans
  and leases outstanding.........          .54%         .49          .27          .18          .31
Nonperforming assets to loans,
  leases and other real estate
  owned..........................          .29%         .28          .35          .27          .42

---------------
(1) Operating expenses for 1996 include the impact of the special SAIF assessment of $16.6 million pretax ($10.8 million after tax or $.06 per share). For comparability, excluding the impact of this assessment, return on average assets, return on average equity and the overhead ratio would have been 1.78%, 17.8% and 43.5%, respectively.

(2) Operating expenses divided by the sum of taxable equivalent net interest income and other operating income.

(3) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.

(4) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

              SELECTED HISTORICAL FINANCIAL DATA OF CITFED BANCORP

     The following table sets forth certain historical financial data concerning CitFed Bancorp. This information is based on information contained in CitFed Bancorp's 1997 Annual Report to Stockholders for the fiscal year ended March 31, 1997, and Quarterly Reports on Form 10-Q for the nine month periods ended December 31, 1997 and 1996, respectively, all of which are available on request and are incorporated by reference in this Proxy Statement/Prospectus and should be read in conjunction therewith.

                                NINE MONTHS ENDED
                                  DECEMBER 31,                             YEARS ENDED MARCH 31,
                             -----------------------   -------------------------------------------------------------
                                1997         1996         1997         1996         1995         1994        1993
                             ----------   ----------   ----------   ----------   ----------   ----------   ---------
                                                        ($000'S EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Net interest income........  $   53,401   $   49,702   $   66,919   $   57,745   $   53,327   $   52,831   $  53,224
  Provision for credit
    losses.................       2,700        2,400        2,850        1,650        3,153        4,858       6,004
                             ----------   ----------   ----------   ----------   ----------   ----------   ---------
Net interest income after
  provision for credit
  losses...................      50,701       47,302       64,069       56,095       50,174       47,973      47,220
Other operating income.....      25,655       21,459       28,275       25,288       14,743       16,433      17,663
  Operating expenses(1)....      45,741       55,449       70,033       57,845       51,778       46,198      46,193
                             ----------   ----------   ----------   ----------   ----------   ----------   ---------
  Income before income
    taxes..................      30,615       13,312       22,311       23,538       13,139       18,208      18,690
Applicable income taxes....       9,510        4,379        7,149        7,402        4,336        6,049       8,760
Cumulative effect of a
  change in accounting
  principle(2).............          --           --           --           --           --        1,500        (496)
                             ----------   ----------   ----------   ----------   ----------   ----------   ---------
Net income.................  $   21,105        8,933       15,162       16,136        8,803       13,659       9,434
                             ==========   ==========   ==========   ==========   ==========   ==========   =========
COMMON SHARE DATA:(3)
Earnings per share.........  $     1.63         0.70         1.18         1.27         0.69         1.07        1.01
Diluted earnings per share
  before accounting
  change...................  $     1.57         0.67         1.14         1.22         0.68         0.83        0.90
Diluted earnings per
  share....................  $     1.57         0.67         1.14         1.22         0.68         0.94        0.90
Cash dividends declared per
  share....................  $     0.20         0.12         0.17         0.12         0.10         0.07          --
Book value at period end...  $    16.14        14.36        14.40        13.61        12.63        12.12       13.01
Average shares
  outstanding..............  12,969,298   12,836,902   12,846,728   12,695,582   12,727,903   12,710,996   9,309,357
Average diluted shares
  outstanding..............  12,432,690   13,338,083   13,346,702   13,231,088   13,017,924   13,040,082   9,507,661

---------------
(1) Operating expenses for the fiscal year ended March 31, 1997 include the impact of the special SAIF assessment of $10.3 million pretax ($7.2 million after tax or $.54 per diluted share).

(2) Includes the effect of the change in accounting principle of adopting Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes".

(3) Per share amounts and shares outstanding reflect the three-for-two stock split effected in the form of a stock dividend declared October 17, 1997 and distributed November 28, 1997.

                                       NINE MONTHS
                                   ENDED DECEMBER 31,                       YEARS ENDED MARCH 31,
                                  ---------------------   ---------------------------------------------------------
                                    1997        1996        1997        1996        1995        1994        1993
                                  ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                          ($000'S EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION AT PERIOD
  END:
Securities......................  1,385,717   1,053,666   1,016,059     844,422     687,150     777,198     787,542
Loans and leases................  1,790,620   1,615,215   1,673,957   1,521,500   1,378,261   1,070,705     908,192
Assets..........................  3,460,297   2,918,160   2,937,269   2,597,886   2,293,861   2,030,739   1,882,957
Deposits........................  1,852,344   1,606,669   1,683,998   1,649,265   1,575,201   1,375,914   1,421,855
Short-term borrowings...........    353,165     276,137     229,038      45,607     239,238      66,366         336
Long-term debt and convertible
  subordinated notes............  1,003,044     814,672     803,817     702,454     290,061     416,724     318,993
Stockholders' equity............    209,865     184,944     185,987     174,109     159,616     155,288     121,105
RATIOS:
PROFITABILITY RATIOS:
Return on average assets(1).....       0.89%       0.44         .55         .68         .42         .69         .50
Return on average stockholders'
  equity(1).....................      13.99%       6.70        8.43        9.62        5.67       10.32        8.12
Net interest margin.............       2.37%       2.61        2.58        2.60        2.71        2.84        2.99
Overhead ratio (1)(2)...........      56.24%      75.87       71.25       67.69       67.71       66.28       64.86
Other operating income to total
  income(3).....................      32.40%      30.16       29.62       30.36       27.84       21.61       22.44
CAPITAL RATIOS:
Average stockholders' equity to
  average assets................       6.34%       6.57        6.53        7.05        7.41        6.73        6.10
Tier 1 risk-adjusted capital....      12.23%      12.25       12.64       13.25       13.40       15.73         N/A
Total risk-adjusted capital.....      13.36%      13.39       13.78       14.43       14.60       16.90         N/A
Tier 1 leverage.................       6.16%       6.23        6.42        6.80        6.97        7.45         N/A
RATIO OF EARNINGS TO FIXED
  CHARGES:(4)
Including deposit interest......       1.27%       1.14        1.18        1.21        1.16        1.25        1.22
Excluding deposit interest......       1.58%       1.35        1.41        1.64        1.41        1.97        2.37
CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming assets..........     136.09%     103.31      128.08       74.34      132.83       72.44       38.96
Reserve for credit losses to
  loans and leases
  outstanding...................       1.06%       0.99        1.02        1.12        1.15        1.24        1.13
Net charge-offs (recoveries) to
  average loans and leases
  outstanding...................       0.07%       0.19         .15         .08        (.01)        .22         .32
Nonperforming assets to loans,
  leases and other real estate
  owned.........................       0.78%       0.95         .79        1.50         .86        1.70        2.86

---------------
(1) Operating expenses for the fiscal year ended March 31, 1997 include the impact of the special SAIF assessment of $10.3 million pretax ($7.2 million after tax or $.54 per diluted share). For comparability, excluding the impact of this assessment, return on averages assets, return on average equity and the overhead ratio would have been .81%, 12.48% and 60.53%, respectively.

(2) Operating expenses divided by the sum of taxable equivalent net interest income and other operating income.

(3) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.

(4) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

                        DESCRIPTION OF CAPITAL STOCK AND
                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     Fifth Third is authorized to issue 300,000,000 shares of Fifth Third Common Stock, no par value, and 500,000 shares of preferred stock, no par value ("Fifth Third Preferred Stock"). As of December 31, 1997, Fifth Third had outstanding 155,224,561 shares of Fifth Third Common Stock and no shares of Fifth Third Preferred Stock. Pursuant to Article Fourth of Fifth Third's Second Amended Articles of Incorporation, as amended, the Board of Directors of Fifth Third may, without further action of the stockholders, (a) divide into one or more new series the authorized shares of Fifth Third Preferred Stock which have not previously been designated, (b) fix the number of shares constituting any such new series, and (c) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third Preferred Stock shall not be entitled to vote on any matter.

     CitFed Bancorp is authorized to issue 20,000,000 shares of CitFed Bancorp Common Stock, and 5,000,000 shares, $.01 par value per share, of preferred stock ("CitFed Bancorp Preferred Stock"). As of January 13, 1998, CitFed Bancorp had outstanding 13,002,811 shares of CitFed Bancorp Common Stock, and options to purchase a total of 520,155 shares of CitFed Bancorp Common Stock, and no shares of CitFed Bancorp Preferred Stock. The Board of Directors of CitFed Bancorp may, pursuant to Article Fourth of its Certificate of Incorporation, (a) provide for the specific terms of CitFed Bancorp Preferred Stock to be issued in series, and
(b) state the rights, preferences, limitations and relative, participating, optional or other special rights of the shares of each such series, and the qualifications, limitations or restrictions thereof.

     Set forth below is a description of Fifth Third Common Stock and CitFed Bancorp Common Stock. This description and analysis are brief summaries of relevant provisions of the Second Amended Articles of Incorporation, as amended, and Code of Regulations of Fifth Third, the Certificate of Incorporation and Bylaws of CitFed Bancorp and the relevant provisions of Ohio and Delaware law, and are qualified in their entirety by reference to such documents.

VOTING RIGHTS

     Holders of both Fifth Third Common Stock and CitFed Bancorp Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The CitFed Bancorp Certificate of Incorporation, however, imposes a voting limitation on any record owner who beneficially owns in excess of 10% of the outstanding shares of CitFed Bancorp Common Stock (the "Limit") by prohibiting such owner to vote the shares held in excess of the Limit. This provision would make it impractical for a third party to acquire beneficial ownership of more than 10% of the outstanding voting stock of CitFed Bancorp without first receiving stockholder and regulatory approvals, since any party who acquired shares in excess of the 10% threshold would lose all significant rights associated with the voting of such shares.

     The Code of Regulations of Fifth Third and the Certificate of Incorporation and Bylaws of CitFed Bancorp provide for the division of their respective Boards of Directors into three classes of approximately equal size. Directors of each Board of Directors are elected for three-year terms, and the terms of office of approximately one-third of the members of the classified Board of Directors expire each year. This classification of the Boards of Directors of Fifth Third and CitFed Bancorp may make it more difficult for a stockholder to acquire immediate control of either Company and remove management by means of a hostile takeover. Since the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the stockholders to replace a majority of the directors, whereas a majority of the directors of a non-classified board of directors may be replaced in one annual election.

     Fifth Third's Second Amended Articles of Incorporation, as amended, contains another potential anti-takeover device. As stated above, Fifth Third is authorized to issue 500,000 shares of Fifth Third Preferred Stock, and its Board of Directors may designate various characteristics and rights of such stock, including conversion rights. Accordingly, as an anti-takeover measure, Fifth Third's Board of Directors may authorize the conversion of shares of Fifth Third Preferred Stock into any number of shares of Fifth Third Common Stock and thus dilute the outstanding shares of Fifth Third Common Stock. CitFed Bancorp's Certificate of Incorporation affords its Board of Directors the same ability.

     The holders of Fifth Third Common Stock have the right to vote cumulatively in the election of directors. Under applicable Ohio law, unless a corporation's articles of incorporation are amended to provide that no stockholder of the corporation may cumulate his or her voting power, each stockholder has the right to vote cumulatively in the election of directors of such corporation if (i) written notice is given by any stockholder of such corporation to the President, a Vice President or the Secretary of such corporation, not less than forty-eight hours before the time fixed for holding the meeting at which directors are to be elected, indicating that such stockholder desires that voting for the election of directors be cumulative, and (ii) announcement of the giving of such notice is made upon the convening of the meeting by the Chairman or the Secretary or by or on behalf of the stockholder giving such notice. In such event, each stockholder will be entitled to cumulate such voting power as he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute such votes on the same principle among two or more candidates, as each stockholder sees fit. The availability of cumulative voting rights enhances the ability of minority stockholders to obtain representation on the Board of Directors.

     Pursuant to CitFed Bancorp's Certificate of Incorporation, the stockholders of CitFed Bancorp do not have the right to vote cumulatively in the election of directors.

     Generally actions required to be taken by Fifth Third stockholders require the affirmative vote of the holders of a majority of the shares of Fifth Third entitled to vote, except for certain actions which by statute require a two-thirds vote. Actions required to be taken by CitFed Bancorp stockholders under Delaware law require the affirmative vote of holders of a majority of the shares of CitFed Bancorp entitled to vote. CitFed Bancorp's Certificate of Incorporation does contain a super majority voting provision requiring the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote and a majority of the outstanding shares held by disinterested persons, with respect to certain business combinations with "related persons" (generally defined to include a person who beneficially owns 10% or more of the outstanding shares of the CitFed Bancorp Common Stock). The Certificate of Incorporation of CitFed Bancorp also requires approval by 80% of all of the outstanding shares entitled to vote to amend certain provisions of the Certificate of Incorporation. Such super-majority provisions enable the holders of more than 20% of the voting stock to prevent amendments to governing documents, even if they were favored by the holders of a majority of the voting stock. With respect to Fifth Third, no vote of its stockholders is required to approve the Merger.

DIVIDENDS

     Holders of Fifth Third Common Stock and CitFed Bancorp Common Stock are each entitled to dividends as and when declared by the respective Boards of Directors of each institution out of funds legally available for the payment of dividends. Fifth Third and CitFed Bancorp have, in the past, declared and paid dividends on a quarterly basis, and intend to continue to do so in the immediate future in such amounts as their respective Boards of Directors shall determine.

     Most of the revenues of Fifth Third and CitFed Bancorp available for payment of dividends derive from amounts paid to each such corporation by its respective subsidiaries. Under applicable banking law, the total of all dividends declared in any calendar year by a national bank or a state-chartered bank may not, without the approval of the Comptroller of the Currency, the Federal Reserve Board, or the FDIC, as the case may be, exceed the aggregate of such bank's net profits (as defined) and retained net profits for the preceding two years. Under the law applicable to federally chartered savings associations, the amount of dividends which a savings association may make without the approval of the OTS depends upon the amount of capital possessed by such savings association. Savings associations which, like Citizens Federal Bank, have capital immediately prior to, and on a pro forma basis after giving effect to, a proposed dividend that is equal to or greater than the amount of their fully phased-in capital requirements, are generally authorized to pay dividends during a calendar year up to the greater of 100% of their net income during the calendar year plus the amount that would reduce by one-half their surplus capital or 75% of net income during the most recent four quarters (minus dividends previously paid over that period).

     The affiliates of Fifth Third include both state and nationally chartered banks. Under the applicable regulatory limitations, during the year 1998, the affiliates of Fifth Third could declare aggregate dividends limited to their 1998 eligible net profits, as defined, and their retained 1997 and 1996 net income, without the approval of their respective regulators. The Comptroller of the Currency, banking authorities of the States of Ohio, Indiana, Kentucky and Florida, the principal regulators of such affiliates, have the statutory authority to prohibit a depository institution under their supervision from engaging in what, in their opinion, constitutes an unsafe or unsound practice in conducting its banking or savings association business. The payment of dividends could, depending upon the financial condition of affiliates, be deemed to constitute such an unsafe or unsound practice. Neither CitFed Bancorp nor any affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

     If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company, savings association or savings and loan holding company under their jurisdiction. Compliance with the standards set forth in such guidelines could limit the amount of dividends which Fifth Third and CitFed Bancorp, and their respective affiliates, may pay.

PREEMPTIVE RIGHTS

     Neither CitFed Bancorp stockholders nor Fifth Third stockholders are entitled to preemptive rights with respect to any shares or other securities of CitFed Bancorp or Fifth Third, respectively, that may be issued.

RIGHTS UPON LIQUIDATION

     In the event of any liquidation, dissolution or winding up of CitFed Bancorp, the holders of CitFed Bancorp Common Stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of CitFed Bancorp (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of CitFed Bancorp available for distribution. If CitFed Bancorp Preferred Stock is issued, the holders thereof may have priority over the holders of CitFed Bancorp Common Stock in the event of liquidation or dissolution. With respect to Fifth Third, Fifth Third stockholders have identical rights on liquidation, dissolution or winding up, subject to identical considerations in the event of any issuance of Fifth Third Preferred Stock.

INDEMNIFICATION AND PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

     Fifth Third's Code of Regulations provides for the indemnification of each director and officer of the corporation, to the fullest extent permitted by Ohio law, against all expenses and liabilities reasonably incurred by or imposed on him or her in connection with any proceeding or threatened proceeding in which he or she may become involved by reason of his or her being or having been a director or officer. CitFed Bancorp's Certificate of Incorporation also provides for the indemnification of each director and officer of the corporation as well as employees and agents of CitFed Bancorp, to the fullest extent permitted by Delaware law. Fifth Third and CitFed Bancorp do not have any additional indemnification agreements with their directors or executive officers.

     Under Delaware law, subject to certain exceptions, a director is protected from monetary liability for breaches of his or her duty of care. Delaware law provides for such a limitation on director liability if the certificate of incorporation contains a provision to that effect. The CitFed Bancorp Certificate of Incorporation contains such a provision. Such a provision does not, however, eliminate or limit director liability for a breach of the director's duty of loyalty to the corporation or its shareholders or for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for willful or negligent conduct in paying dividends or repurchasing stock out of other than legally available funds, or for any transaction from which the director derived an improper personal benefit. The grant of indemnification in the context of a derivative or other comparable suit may have a circular effect, inasmuch as any damages recovered in such action will be offset by the cost of indemnification. If the Merger is consummated, Fifth Third will assume all such obligations of CitFed Bancorp for the indemnification of its officers and directors. See "PROPOSAL -- MERGER OF CITFED BANCORP INTO FIFTH
THIRD -- Interests of Certain Persons in the Merger."

STOCKHOLDERS' MEETINGS; QUORUM

     Special meetings of Fifth Third's stockholders may be called at any time by the Board of Directors or by the stockholders of Fifth Third upon the written application of the holders of at least 25% of all Fifth Third capital stock entitled to vote on the matters to be considered at the meeting. Such applications must set forth the purpose or purposes of the meeting. Special meetings of CitFed Bancorp's stockholders may only be called pursuant to a resolution adopted by a majority of its Board of Directors. The CitFed Bancorp Bylaws also provide that stockholder action may be taken only at an annual or special meeting of stockholders and not by written consent. These provisions may, among other things, discourage stockholder attempts to disrupt the business of CitFed Bancorp between annual meetings, deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of CitFed Bancorp between meetings, and prevent stockholders from using a special meeting as a forum to address certain other matters.

     The presence in person or by proxy of the holders of a majority of the shares of stock entitled to vote at a meeting on every matter that is to be voted on constitutes a quorum under the Code of Regulations of Fifth Third. The Bylaws of CitFed Bancorp provide that the presence in person or by proxy of the holders of a majority of the aggregate number of outstanding shares entitled to vote at the meeting constitutes a quorum for a meeting.

REMOVAL OF DIRECTORS

     The Delaware General Corporation Law (the "DGCL") provides that directors serving on a classified board may be removed only for cause unless the corporation's charter provides otherwise. Under the CitFed Bancorp Certificate of Incorporation, subject to the rights of the holders of any series of preferred stock then outstanding, any directors, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class. The CitFed Bancorp Certificate of Incorporation further states that, notwithstanding the foregoing, any director who has at any time been disqualified (for reasons enumerated in the Certificate of Incorporation) from office may be removed from office by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock of CitFed Bancorp entitled to vote generally in the election of directors, voting together as a single class.

     Ohio law provides that the directors may remove any director: (1) if by order of court he has been found to be of unsound mind, or if he is adjudicated a bankrupt; (2) if within sixty days, or within such other period of time as is prescribed in the articles or the regulations, from the date of his election he does not qualify by accepting in writing his election to such office or by acting at a meeting of the directors, and by acquiring the qualifications specified in the articles or the regulations; or if, for such period as is prescribed in the articles or the regulations, he ceases to hold the required qualifications; (3) where, as in the case of Fifth Third, the shareholders have a right to vote cumulatively in the election of directors, then, unless the articles or the regulations expressly provide that no director may be removed from office or that removal of directors requires a greater vote than that specified in this division, all the directors, all the directors of a particular class, or any individual director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, except that, unless all the directors, or all the directors of a particular class, are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against his removal that, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director.

     Fifth Third's Code of Regulations provide that no director shall be removed without cause during his term of office and that any director may be removed for cause at any time by the action of the holders of record of a majority of the outstanding shares of Fifth Third Common Stock entitled to vote thereon at a meeting of the stockholders, and the vacancy in the Board of Directors caused by such removal may be filled by action of the stockholders at such meeting or any subsequent meeting.

AMENDMENT TO CERTIFICATE OF INCORPORATION AND BYLAWS

     Amendments to CitFed Bancorp's Certificate of Incorporation must be approved by two-thirds of its Board of Directors and also by a majority of the outstanding shares of the corporation's voting stock, provided, however, that approval by at least 80% of the outstanding voting stock is generally required for certain provisions (i.e., provisions relating to number, classification, election and removal of directors; amendment of bylaws; call of special stockholder meetings; voting limitation; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing).

     The CitFed Bancorp Bylaws may be amended by a majority vote of its Boards of Directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of its stockholders.

     Ohio law provides that except in certain circumstances, amendments to a corporation's articles of incorporation must be adopted by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal or, if the articles provide or permit, by the affirmative vote of a greater or lesser proportion, but not less than a majority, of such voting power, and by such affirmative vote of the holders of shares of any particular class as is required by the articles. If, at the time an amendment to eliminate cumulative voting rights is acted upon by the shareholders, a corporation does not have issued and outstanding shares that are listed on a national securities exchange or are regularly quoted in an over-the-counter market by one or more members of a national or affiliated securities association, that amendment shall not be adopted if the votes of a sufficient number of shares are cast against the amendment that, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would at the time the amendment is acted upon by the shareholders be sufficient to elect at least one director.

     Regardless of limitations or restrictions in the articles on the voting rights of the shares of any class, the holders of shares of a particular class, and in the cases specified in (6), (7), and (8) below, the holders of shares of every class, shall be entitled to vote as a class on the adoption of an amendment that does any of the following: (1) increases or decreases the par value of the issued shares of the particular class; (2) changes issued shares of the particular class, whether with or without par value, into a lesser number of shares of the same class or into the same or a different number of shares of any other class, with or without par value, theretofore or then authorized; (3) changes the express terms, or adds express terms, of the shares of the particular class in any manner substantially prejudicial to the holders of the shares; (4) changes the express terms of issued shares of any class senior to the particular class in any manner substantially prejudicial to the holders of shares of the particular class; (5) authorizes shares of another class that are convertible into, or authorizes the conversion of shares of another class into, shares of the particular class, or authorizes the directors to fix or alter conversion rights of shares of another class that are convertible into shares of the particular class; (6) provides, in the case of an amendment described in clause (1) or (2) of this section, that the stated capital of the corporation shall be reduced or eliminated as a result of the amendment, or provides, in the case of an amendment described in clause (5) of this section, that the stated capital of the corporation shall be reduced or eliminated upon the exercise of such conversion rights, provided that any such reduction or elimination is consistent with section 1701.30 of the Revised Code; (7) changes substantially the purposes of the corporation, or provides that thereafter an amendment to the articles may be adopted that changes substantially the purposes of the corporation; (8) changes a corporation into a nonprofit corporation.

     Whenever under the provisions listed above, the holders of shares of any particular class are entitled to vote as a class on the adoption of an amendment, such amendment, in order to be adopted, must receive the affirmative vote of the holders of at least two-thirds or, if the articles provide or permit, a greater or lesser proportion, but not less than a majority, of the shares of such class. If the proposed amendment would authorize any particular corporate action that, under any applicable provision of law or under the existing articles, could be authorized only by or pursuant to a specified vote of shareholders, such amendment, in order to be adopted, must receive the affirmative vote so specified.

     Except for amendments by the Board of Directors concerning the fixing of the terms of any series of Fifth Third Preferred Stock, Fifth Third's Second Amended Articles of Incorporation, as amended, contain no other provisions concerning amendments.

     Ohio law provides that the code of regulations of a corporation may be amended, or new regulations may be adopted, by the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal, or may be amended, or new regulations may be adopted, without a meeting by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power on the proposal, or if the articles or regulations so provide or permit, by the affirmative vote or written consent of the holders of shares entitling them to exercise a greater or lesser proportion but not less than a majority of the voting power.

     Fifth Third's Code of Regulations provide that, except for certain provisions regarding the election and removal of directors (which may only be amended by the vote or consent of two-thirds of the voting power of Fifth Third), the Code of Regulations may be altered, amended or repealed at a meeting held for such purpose by the affirmative vote of the holders of shares of Fifth Third Common Stock entitling them to exercise a majority of the voting power of Fifth Third on the proposal, or may be adopted without a meeting by the written consent of the holders of shares of Fifth Third Common Stock entitling them to exercise two-thirds of the voting power of Fifth Third on the proposal.

VACANCIES ON THE BOARD OF DIRECTORS

     The CitFed Bancorp Certificate of Incorporation provides that vacancies in CitFed Bancorp's Board of Directors, whether occurring by reason of an increase in the number of directors, by resignation or otherwise, may be filled by the CitFed Bancorp Board acting by a vote of a majority of directors then in office, even if less than a quorum. The overall effect of such a provision may be to prevent a person or entity from immediately acquiring control of CitFed Bancorp through an increase in the number of CitFed Bancorp directors followed by election of that person's or entity's nominees to fill the newly created vacancies. Furthermore, the ability of the CitFed Bancorp Board to fill vacancies resulting from newly created directorships could allow the Board to retain control of CitFed Bancorp by creating new directorships and filling the vacancies created thereby.

     Ohio law provides that, unless the articles or the regulations otherwise provide, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any vacancy in the board for the unexpired term. A vacancy exists if the shareholders increase the authorized number of directors but fail at the meeting at which such increase is authorized, or an adjournment of that meeting, to elect the additional directors provided for, or if the shareholders fail at any time to elect the whole authorized number of directors. In case of any removal of a director pursuant to clause (3) in "-- Removal of Directors" above, a new director may be elected at the same meeting for the unexpired term of each director removed. Failure to elect a director to fill the unexpired term of any director removed is deemed to create a vacancy in the board.

     Fifth Third's Code of Regulations provide that, except for vacancies created by the removal of a director (which is filled as stated above in "-- Removal of Directors"), in the case of any increase in the number of directors, or any vacancy created by the death, resignation or otherwise of a director, the additional director or directors may be elected, or, as the case may be, the vacancy or vacancies may be filled either: (a) by the Board of Directors at any meeting by the affirmative vote of a majority of the remaining directors (though less than a quorum), or (b) by the holders of Fifth Third Common Stock entitled to vote thereon, either at an annual meeting of stockholders or at a special meeting called for that purpose.

ADVANCE NOTICE REQUIREMENTS FOR PRESENTATION OF NEW BUSINESS AND NOMINATIONS OF DIRECTORS
AT MEETING OF STOCKHOLDERS

     The CitFed Bancorp Bylaws generally provide that any stockholder desiring to make a proposal for new business at a meeting of stockholders or nominate candidates for election of directors must submit written notice which must be received at the executive offices of CitFed Bancorp at least 70 days in advance of the meeting. Adequate advance notice of stockholder proposals and nominations gives management time to evaluate such proposals and nominations and to determine whether to recommend to the stockholders that such proposals be adopted. In certain circumstances, such provisions could make it more difficult to oppose management's proposals or nominations if stockholders believe such proposals or nominations are not in their best interests. Fifth Third does not have any similar provisions.

SUBSCRIPTION, CONVERSION, REDEMPTION RIGHTS; STOCK NONASSESSABLE

     Neither Fifth Third Common Stock nor CitFed Bancorp Common Stock has subscription or conversion rights, and there are no mandatory redemption provisions applicable thereto. Shares of Fifth Third Common Stock issued to stockholders of CitFed Bancorp pursuant to the Affiliation Agreement will be validly issued, fully paid and non-assessable, and will not, upon such issuance, be subject to preemptive rights of any stockholder of Fifth Third.

CHANGE OF CONTROL PROVISIONS

     The Articles of Incorporation and Code of Regulations of Fifth Third and the Certificate of Incorporation and Bylaws of CitFed Bancorp contain various provisions which could make more difficult a change in control of each corporation or discourage a tender offer or other plan to restructure each corporation. The ability of each of Fifth Third and CitFed Bancorp to issue shares of Fifth Third Common Stock and CitFed Preferred Stock, respectively, may have the effect of delaying, deferring or preventing a change in control of the company. CitFed Bancorp's Certificate of Incorporation grants CitFed Bancorp's Board of Directors the authority to issue 5,000,000 shares of CitFed Bancorp Preferred Stock and to fix the designations, powers, preferences and rights of such shares and the qualifications, limitations or restrictions applicable thereto. CitFed Bancorp's Certificate of Incorporation also contains a super majority voting provision discussed under "-- Voting Rights" above, which may discourage the acquisition of the beneficial ownership, directly or indirectly, of more than 10% of CitFed Bancorp Common Stock.

     OHIO CONTROL SHARE ACQUISITION ACT. Section 1701.831 of the Ohio Revised Code, the Ohio Control Share Acquisition Act (the "Control Share Act"), provides that any "control share acquisition" of an Ohio issuing public corporation shall be made only with the prior authorization of the shareholders of the issuing public corporation in accordance with the provisions of the Control Share Act. A "control share acquisition" is defined under the Control Share Act to mean the acquisition, directly or indirectly, by any person of shares of an issuing public corporation that, when added to all other shares of the issuing public corporation such person owns, would entitle such person, directly or indirectly, to exercise voting power in the election of directors within the following ranges: more than 20%, more than 33 1/3%, and a majority.

     The Control Share Act also requires that the acquiring person must deliver an acquiring person statement to the Ohio issuing public corporation. The Ohio issuing public corporation must then call a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person statement, unless the acquiring person agrees to a later date.

     The Control Share Act further specifies that the shareholders of the Ohio issuing public corporation must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. In order to comply with the Control Share Act, the acquiring person may only acquire the Ohio issuing public corporation upon the affirmative vote of
(i) a majority of the voting power of the Ohio issuing public corporation that is represented in person or by proxy at the special meeting, and (ii) a majority of the voting power of the Ohio issuing public corporation that is represented in person or by proxy at the special meeting excluding those shares of the Ohio issuing public corporation deemed to be "interested shares" for purposes of the Control Share Act.

     "Interested shares" are defined under the Control Share Act to mean shares in respect of which the voting power is controlled by any of the following persons: (1) an acquiring person; (2) any officer of the Ohio issuing public corporation; and (3) any employee who is also a director of the Ohio issuing public corporation. "Interested shares" also include shares of the Ohio issuing public corporation that are acquired by any person after the date of the first public disclosure of the proposed merger and the date of the special meeting, if either (i) the aggregate consideration paid by such person, and any person acting in concert with him, for such shares exceeds $250,000, or (ii) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding shares of the Ohio issuing public corporation.

     OHIO MERGER MORATORIUM STATUTE. Chapter 1704 of the Ohio Revised Code prohibits an "Issuing Public Corporation" from engaging in a "Chapter 1704 Transaction" with an "Interested Shareholder" for a period of three years following the date on which the person become an Interested Shareholder unless, prior to such date, the directors of the Issuing Public Corporation approve either the Chapter 1704 Transaction or the acquisition of shares pursuant to which such person became an Interested Shareholder. Fifth Third is an Issuing Public Corporation for purposes of the statute. An Interested Shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the Issuing Public Corporation in the election of directors.

     A Chapter 1704 Transaction includes any merger, consolidation, combination, or majority share acquisition between or involving an Issuing Public Corporation and an Interested Shareholder or an affiliate or associate of an Interested Shareholder. A Chapter 1704 Transaction also includes certain transfers of property, dividends, and issuance or transfers of shares, from or by an Issuing Public Corporation or a subsidiary of an Issuing Public Corporation to, with, or for the benefit of an Interested Shareholder or an affiliate or associate of an Interested Shareholder unless such transaction is in the ordinary course of business of the Issuing Public Corporation on terms no more favorable to the Interested Shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions. Finally, Chapter 1704 Transactions include certain transactions which (a) increase the proportionate share ownership of an Interested Shareholder, (b) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs, or liquidation of the Issuing Public Corporation if such plan is proposed by or on behalf of the Interested Shareholder, or (c) pledge or extend the credit or financial resources of the Issuing Public Corporation to or for the benefit of the Interested Shareholder. After the initial three-year moratorium has expired, an Issuing Public Corporation may engage in a Chapter 1704 Transaction if (a) the acquisition of shares pursuant to which the person became an Interested Shareholder received the prior approval of the board of directors of the Issuing Public corporation,
(b) the Chapter 1704 Transaction is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the Issuing Public Corporation and by the holders of shares representing at least a majority of voting shares which are not beneficially owned by an Interested Shareholder or an affiliate or associate of an Interested Shareholder, or (c) the Chapter 1704 Transaction meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

     OHIO TENDER OFFER PROCEDURES. Ohio law also provides that an offeror may not make a tender offer or request or invitation for tenders that would result in the offeror beneficially owning more than ten percent of any class of the target company's equity securities unless such offeror files certain information with the Ohio Division of Securities (the "Securities Division") and provides such information to the target company and the offerees within Ohio. The Securities Division may suspend the continuation of the control bid if the Securities Division determines that the offeror's filed information does not provide full disclosure to the offerees of all material information concerning the control bid. The statute also provides that an offeror may not acquire any equity security of a target company within two years of the offeror's previous acquisition of any equity security of the same target company pursuant to a control bid unless the Ohio offerees may sell such security to the offeror on substantially the same terms as provided by the previous control bid. The statute does not apply to a transaction if either the offeror or the target company is a savings and loan holding company and the proposed transaction requires federal regulatory approval.

     DELAWARE PROVISIONS REGARDING BUSINESS COMBINATIONS. In connection with certain "Business Combinations" (as defined below) and related transactions between CitFed Bancorp and a "Related Person" (which generally includes any person or entity owning or controlling more than 10% of the outstanding voting stock of CitFed Bancorp), the CitFed Bancorp Certificate of Incorporation provides that any Business Combination involving any Related Person must be approved by at least two-thirds of all outstanding shares of voting stock, voting together as a single class, unless the transaction (i) is authorized by a majority of the directors of the CitFed Bancorp Board of Directors who are unaffiliated with the Related Person and who were directors prior to the time that the Related Person became a Related Person, or (ii) meets certain fair price requirements. If the CitFed Bancorp Board gives such approval or such fair price requirements are met, only the affirmative vote of the majority of the outstanding stock, voting as a single class, would be required.

     The CitFed Bancorp Certificate of Incorporation defines Business Combination as: (i) any merger or consolidation of CitFed Bancorp or any of its subsidiaries with or into any Related Person; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition other than in the ordinary course of business to or with a Related Person of any assets of CitFed Bancorp having an aggregate fair market value equal to or exceeding 25% or more of the combined assets of CitFed Bancorp and its subsidiaries; (iii) the issuance or transfer by CitFed Bancorp of any securities to any Related Person in exchange for cash, securities or other property (or combination thereof) having an aggregate fair market value equal to or exceeding 25% of the combined assets of CitFed Bancorp and its subsidiaries, except pursuant to an employee benefit plan of CitFed Bancorp; (iv) the adoption of any plan or proposal for the liquidation or dissolution of CitFed Bancorp or any of its subsidiaries proposed by, or on behalf of, a Related Person; or (v) any reclassification, recapitalization, merger or consolidation of CitFed Bancorp with any of its subsidiaries or any other transaction that would have the effect of increasing the voting power of a Related Person.

     Under Delaware law, absent such a super majority voting provision, Business Combinations, including mergers, consolidations and sales of substantially all of the assets of CitFed Bancorp must be approved by the vote of the holders of a majority of the outstanding shares of CitFed Bancorp Common Stock, subject to certain exceptions. The increased stockholder vote required to approve a Business Combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and may place the power to prevent such a merger or combination in the hands of a minority of stockholders.

     Delaware's anti-takeover provisions are embodied in Section 203 of the DGCL ("Section 203"). Section 203 provides that certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 shareholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203, (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interest stockholder with the approval of the majority of the corporation's directors.

     The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transaction which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporations' voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company. The CitFed Bancorp Certificate of Incorporation does not contain a provision electing not to be governed by the
Section 203.

STOCKHOLDER RIGHTS PROTECTION PLAN

     On October 21, 1994, the CitFed Bancorp Board of Directors adopted a Stockholder Protection Rights Plan (the "Rights Plan") and declared a dividend of one right ("Right") for each share of CitFed Bancorp Common Stock to stockholders of record as of October 24, 1994. The Rights Plan provides stockholders of CitFed Bancorp Common Stock with the right to purchase additional shares of CitFed Bancorp or those of an acquiring entity at a discount to the then-market value upon the occurrence of certain events which threaten CitFed Bancorp's ability to act in the best interest of its stockholders. The Rights may be redeemed by the CitFed Bancorp Board for $0.01 per Right if the CitFed Bancorp Board deems it in the best interest of the stockholders to terminate the Rights Plan. The Rights expire on October 24, 2004, unless earlier redeemed. CitFed Bancorp, as a condition to consummation of the Merger, will redeem all of the outstanding Rights in accordance with the Rights Plan. Fifth Third has not adopted any plan similar to the Rights Plan.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for CitFed Bancorp by Silver, Freedman & Taff, L.L.P., Washington, D.C. Counsel employed by The Fifth Third Bank has rendered his opinion that the shares of Fifth Third Common Stock to be issued to the stockholders of CitFed Bancorp in connection with the Merger have been duly authorized and, if issued pursuant to the Affiliation Agreement, will be validly issued, fully paid and non-assessable under the current laws of the State of Ohio.

                                    EXPERTS

     The consolidated financial statements incorporated in this Proxy Statement/Prospectus by reference from Fifth Third Bancorp's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements incorporated in this Proxy Statement/Prospectus by reference from CitFed Bancorp, Inc.'s Annual Report on Form 10-K for the year ended March 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph referring to CitFed Bancorp's change in its method of accounting for mortgage servicing rights in fiscal 1997 to conform with Statement of Financial Accounting Standards No. 122 and No. 125 and change in its method of accounting for impaired loans in fiscal 1996 to conform with Statement of Financial Accounting Standards No. 114), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    ANNEX A

               AFFILIATION AGREEMENT DATED AS OF JANUARY 13, 1998
                                    BETWEEN
                              FIFTH THIRD BANCORP
                                      AND
                                 CITFED BANCORP

                                                                         ANNEX A

                             AFFILIATION AGREEMENT

     This Affiliation Agreement ("Affiliation Agreement") dated as of January 13, 1998 is entered into by and between FIFTH THIRD BANCORP, a corporation organized and existing under the corporation laws of the State of Ohio with its principal office located in Cincinnati, Hamilton County, Ohio ("Fifth Third"), and CITFED BANCORP., INC., a corporation organized and existing under the corporation laws of the State of Delaware, with its principal office located in Dayton, Montgomery County, Ohio ("CitFed Bancorp").

                              W I T N E S S E T H:

     WHEREAS, Fifth Third is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and CitFed Bancorp is a unitary savings and loan holding company under Section 10 of the Home Owners Loan Act, as amended ("HOLA"), and Fifth Third and CitFed Bancorp desire to effect a merger under the authority and provisions of the corporation laws of the States of Ohio and Delaware pursuant to which at the Effective Time (as herein defined in Section IX) CitFed Bancorp will be merged into Fifth Third, with Fifth Third to be and become the surviving corporation (the "Merger");

     WHEREAS, CitFed Bancorp owns all of the outstanding stock of Citizens Federal Bank, F.S.B. ("Thrift Subsidiary") which, at the Effective Time, will be merged with and into Fifth Third's wholly-owned subsidiary The Fifth Third Bank of Western Ohio, an Ohio banking corporation ("Fifth Third Bank") with Fifth Third Bank to become the surviving corporation (the "Subsidiary Merger");

     WHEREAS, under the terms of this Agreement each of the issued and outstanding shares of the common stock, $.01 par value per share, of CitFed Bancorp which are issued and outstanding (excluding any treasury shares and preferred shares) immediately prior to the Effective Time will at the Effective Time be canceled and extinguished and in substitution therefor such CitFed Bancorp shares will, at the Effective Time, be converted into the right to receive shares of the common stock, without par value, of Fifth Third ("Fifth Third Common Stock"), all as more fully provided in this Agreement; and

     WHEREAS, as a condition and inducement to Fifth Third's willingness to enter into this Agreement, CitFed Bancorp and Fifth Third are entering into a Stock Option Agreement substantially in the form of Appendix B hereto (the "Stock Option Agreement").

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, Fifth Third and CitFed Bancorp, agree together as follows:

I.  MODE OF EFFECTUATING CONVERSION OF SHARES

     A. At the Effective Time (as defined in Article IX), all of the shares of Fifth Third Common Stock that are issued and outstanding or held by Fifth Third as treasury shares immediately prior to the Effective Time will remain unchanged and will remain outstanding or as treasury shares, as the case may be, of the Surviving Corporation (as defined in Section I.F.). Any stock options, subscription rights, warrants or other securities outstanding immediately prior to the Effective Time, entitling the holders to subscribe for purchase of any shares of the capital stock of any class of Fifth Third, and any securities outstanding at such time that are convertible into shares of the capital stock of any class of Fifth Third will remain unchanged and will remain outstanding, with the holders thereof entitled to subscribe for, purchase or convert their securities into the number of shares of the class of capital stock of Fifth Third to which they are entitled under the terms of the governing documents.

     B. Each of the shares of the common stock, $.01 par value per share, of CitFed Bancorp ("CitFed Bancorp Common Stock") that is issued and outstanding immediately prior to the Effective Time will, at the Effective Time, be converted by virtue of the Merger and without further action, into the right to receive .67 shares of Fifth Third Common Stock (the "Exchange Ratio"), subject to adjustment as provided in Section I.E. herein. All issued and outstanding shares of the preferred stock of CitFed Bancorp, if any, shall be canceled at the Effective Time.

     C. At the Effective Time, all of the shares of CitFed Bancorp Common Stock, whether issued or unissued (including treasury shares), will be canceled and extinguished and the holders of certificates for shares thereof shall cease to have any rights as shareholders of CitFed Bancorp, except as aforesaid, their sole rights as shareholders shall pertain to the Fifth Third Common Stock and cash in lieu of fractional shares, if any (as described in the immediately succeeding paragraph), into which their CitFed Bancorp Common Stock shall have been converted by virtue of the Merger.

     D. After the Effective Time, each holder of a certificate or certificates for shares of CitFed Bancorp Common Stock, upon surrender of the same duly transmitted to Fifth Third Trust Department, as Exchange Agent (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution of such documentation as may be reasonably required by Fifth Third), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of Fifth Third Common Stock into which such holder's shares of CitFed Bancorp Common Stock shall have been converted by the Merger, plus a cash payment for any fraction of a share to which the holder is entitled, in lieu of such fraction of a share, equal in amount to the product resulting from multiplying such fraction by the per share closing price of Fifth Third Common Stock as reported on the Nasdaq National Market on the date the Merger becomes effective (the "Applicable Market Value Per Share of Fifth Third Common Stock"). Within seven (7) business days after the Effective Time, the Exchange Agent will send a notice and transmittal form to each CitFed Bancorp shareholder of record at the Effective Time advising such shareholder of the effectiveness of the Merger and the procedures for surrendering to the Exchange Agent outstanding certificates formerly evidencing CitFed Bancorp Common Stock in exchange for new certificates of Fifth Third Common Stock. Until so surrendered, each outstanding certificate that prior to the Effective Time represented shares of CitFed Bancorp Common Stock shall be deemed for all corporate purposes to represent the right to receive the number of full shares of Fifth Third Common Stock (and cash in lieu of fractional shares) into which the same shall have been converted; provided, however, that dividends or distributions otherwise payable with respect to shares of Fifth Third Common Stock into which CitFed Bancorp Common Stock shall have been so converted shall be paid with respect to such shares only when the certificate or certificates evidencing shares of CitFed Bancorp Common Stock shall have been so surrendered (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution of such documentation as may be reasonably required by Fifth Third) and thereupon any such dividends and distributions shall be paid, without interest, to the holder entitled thereto subject however to the operation of any applicable escheat or similar laws relating to unclaimed funds.

     E. The Exchange Ratio shall be adjusted so as to give the CitFed Bancorp shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, distributions or combinations or subdivisions of Fifth Third Common Stock effected between the date of this Agreement and the Effective Time. In the event between the date of this Agreement and the Effective Time, Fifth Third has engaged in either the distribution of any of its assets (other than regular quarterly cash dividends), or caused the distribution of capital stock in a company which holds any asset(s) previously held by Fifth Third or in any affiliate thereof, to the Fifth Third shareholders, then the Exchange Ratio shall be increased in such amount so that the equivalent fair market value of such transaction shall also be distributed to the CitFed Bancorp shareholders, as of the Effective Time. Notwithstanding the provisions of this Section I.E., no adjustment to the Exchange Ratio will be required in the event Fifth Third issues shares of Fifth Third Common Stock in order to effect a pooling-of-interests transaction or issue shares in another merger or acquisition transaction prior to the Effective Time or is required to divest any of its assets as a condition to obtaining any regulatory approval required to consummate the Merger or any other merger or acquisition transaction.

     F. When all necessary documents have been filed and recorded in accordance with the laws of the States of Ohio and Delaware, and the Merger becomes effective, the separate existence of CitFed Bancorp shall cease and CitFed Bancorp shall be merged into Fifth Third (which will be the "Surviving Corporation"), and which shall continue its corporate existence under the laws of the State of Ohio under the name "Fifth Third Bancorp".

     G. The Second Amended Articles of Incorporation, as amended, of Fifth Third of record with the Secretary of State of Ohio as of the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until further amended as provided by law.

     H. The Directors of Fifth Third who are in office at the Effective Time shall be the directors of the Surviving Corporation, each of whom shall continue to serve as a Director for the term for which he was elected, subject to the Code of Regulations of the Surviving Corporation and in accordance with law. The officers of Fifth Third who are in office at the time the Merger becomes effective shall be the officers of the Surviving Corporation, subject to the Code of Regulations of the Surviving Corporation and in accordance with law.

     I. The Code of Regulations of Fifth Third at the Effective Time shall be the Code of Regulations of the Surviving Corporation, until amended as provided therein and in accordance with law.

     J. At the Effective Time, the effect of the Merger shall be as provided by the applicable provisions of the laws of Ohio and Delaware. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time: the separate existence of CitFed Bancorp shall cease; Fifth Third, as the Surviving Corporation, shall possess all assets and property of every description, and every interest therein, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as a private nature, of each of Fifth Third and CitFed Bancorp, and all obligations owing by or due each of Fifth Third and CitFed Bancorp shall be vested in, and become the obligations of, Fifth Third, as the Surviving Corporation, without further act or deed; and all rights of creditors of each of Fifth Third and CitFed Bancorp shall be preserved unimpaired, and all liens upon the property of each of Fifth Third and CitFed Bancorp shall be preserved unimpaired, on only the property affected by such liens immediately prior to the Effective Time.

     K. From time to time as and when requested by the Surviving Corporation, or by its successors or assigns, the officers and Directors of CitFed Bancorp in office at the Effective Time shall execute and deliver such instruments and shall take or cause to be taken such further or other action as shall be necessary in order to vest or perfect in the Surviving Corporation or to confirm of record or otherwise, title to, and possession of, all the assets, property, interests, rights, privileges, immunities, powers, franchises and authority of CitFed Bancorp and otherwise to carry out the purposes of this Agreement.

     L. This Agreement shall be filed (only if necessary) and recorded along with Articles or a Certificate of Merger in accordance with the requirements of the laws of the States of Ohio and Delaware. This Agreement (if necessary) or the applicable Articles or Certificate of Merger shall not be filed with the Secretary of the State of Ohio and the Secretary of State of Delaware until, but shall be filed promptly after, all of the conditions precedent to consummating the Merger as contained in Article VI of this Agreement shall have been fully met or effectively waived.

     M. The Merger is intended to be a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be a "plan of reorganization" within the meaning of the regulations promulgated under the code and for purposes of Sections 354 and 361 of the Code.

     N. The Merger is intended to qualify for pooling-of-interests accounting treatment.

II.  REPRESENTATIONS AND WARRANTIES OF CITFED BANCORP

     CitFed Bancorp represents and warrants to Fifth Third that as of the date hereof or as of the indicated date, as appropriate, and except as otherwise disclosed in Schedule 1 hereto delivered by CitFed Bancorp to Fifth Third prior to the execution of this Agreement by Fifth Third:

     A. CitFed Bancorp (i) is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Delaware and is a registered unitary savings and loan holding company under the HOLA;
(ii) is duly authorized to conduct the business in which it is engaged; (iii) has 20,000,000 shares, $.01 par value per share, of CitFed Bancorp Common Stock and 5,000,000 shares, $.01 par value per share, of preferred stock ("CitFed Bancorp Preferred Stock") authorized pursuant to its Certificate of Incorporation, which are the total number of shares CitFed Bancorp is authorized to have outstanding; (iv) has no outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of CitFed Bancorp of any kind, other than (a) 13,002,811 shares of CitFed Bancorp Common Stock, which presently are authorized, duly issued and outstanding and fully paid and nonassessable, (b) options to purchase a total of 520,155 shares of CitFed Bancorp Common Stock which were granted to and are currently held by the employees, officers and directors of CitFed Bancorp and/or its subsidiaries, (c) the option granted to Fifth Third pursuant to the Stock Option Agreement, and
(d) rights granted to holders of CitFed Bancorp Common Stock (the "Rights") pursuant to the Stockholder Protection Rights Agreement dated October 21, 1994 between the Company and Chemical Bank (the "Rights Plan"), and (e) CitFed Bancorp's 8.25% Subordinated Notes due September 1, 2003; (v)owns of record and beneficially free and clear of all liens and encumbrances, all of the 4,025,000 outstanding shares of the capital stock of the Thrift Subsidiary, $.01 par value per share; (vi) owns of record and beneficially free and clear of all liens and encumbrances, all of the 750 outstanding shares of the capital stock of CitFed Mortgage Corporation of America ("CMCA"), no par value per share; (vii) directly or through a subsidiary, owns of record and beneficially free and clear of all liens and encumbrances, all of the 10 outstanding shares of the capital stock of Dayton Financial Services, Inc. ("DFSI"), $50.00 par value per share; (viii) directly or through a subsidiary, owns of record and beneficially free and clear of all liens and encumbrances, all of the 75 outstanding shares of the capital stock of CF Property Management, Inc., doing business as "CitFed Investment Group" ("CIG"), no par value per share; and (ix) directly or through a subsidiary, owns of record and beneficially free and clear of all liens and encumbrances, all of the 247 outstanding shares of the Class B, non-voting common stock, no par value per share of CFX Insurance Strategies Agency, Inc. ("CFX"). The following three individuals own one share each of Class A voting common stock, no par value, each of which is subject to a stock redemption agreement at a purchase price of $500.00 per share: Jerry L. Kirby, Joseph E. Balmer and Lamar E. Smith. Other than as set forth herein or in Schedule 1, CitFed Bancorp does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly any shares of any equity securities or similar interests of any person or any interest in a partnership or joint venture of any kind (except for marketable securities and Federal Home Loan Bank stock). CitFed Bancorp has no direct or indirect subsidiaries other than Thrift Subsidiary, CMCA, DFSI, CIG and CFX (the Thrift Subsidiary, CMCA, DFSI, CIG and CFX are collectively referred to herein as the "Subsidiaries").

     B. 1. Thrift Subsidiary is duly incorporated, validly existing and in good standing as a federal savings bank under the laws of the United States, and has all the requisite power and authority to conduct the banking business as now conducted by it; and Thrift Subsidiary does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of any of the Thrift Subsidiary of any kind, other than 4,025,000 shares of the capital stock, $.01 par value per share, all owned of record and beneficially by CitFed Bancorp.

     2. CMCA is duly incorporated, validly existing and in good standing as a corporation under the laws of Ohio, and has all the requisite power and authority to conduct the business as now conducted by it; and CMCA does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of CMCA of any kind, other than 750 shares of the capital stock, no par value per share, all owned of record and beneficially by CitFed Bancorp or another Subsidiary.

     3. DFSI is duly incorporated, validly existing and in good standing as a corporation under the laws of Ohio, and has all the requisite power and authority to conduct the business as now conducted by it; and DFSI does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of DFSI of any kind, other than 10 shares of the capital stock, $50.00 par value per share, all owned of record and beneficially by CitFed Bancorp or another Subsidiary.

     4. CIG is duly incorporated, validly existing and in good standing as a corporation under the laws of Ohio, and has all the requisite power and authority to conduct the business as now conducted by it; and CIG does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of CIG of any kind, other than 75 shares of the capital stock, no par value per share, all owned of record and beneficially by CitFed Bancorp or another Subsidiary.

     5. CFX is duly incorporated, validly existing and in good standing as a corporation under the laws of Ohio, and has all the requisite power and authority to conduct the business as now conducted by it; and CFX does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights entitling another person to acquire any securities of CFX of any kind, other than 247 shares of the Class B, non-voting common stock, no par value per share, all owned of record and beneficially by CitFed Bancorp or another Subsidiary, and three shares of the Class A voting common stock, no par value per share, one share of which is owned of record and beneficially by each of Jerry L. Kirby, Joseph E. Balmer and Lamar E. Smith, for purposes of complying with applicable insurance laws and regulations.

     C. CitFed Bancorp has previously furnished to Fifth Third its audited, consolidated balance sheets, statements of operations, statements of stockholders' equity and cash flows as at March 31, 1995, 1996, and 1997 and for the years ended on March 31, 1996 and 1997, together with the opinions of its independent certified public accountants associated therewith. CitFed Bancorp also has previously furnished to Fifth Third the Thrift Financial Reports of the Thrift Subsidiary as at March 31, 1997 as filed with the Office of Thrift Supervision ("OTS"). CitFed Bancorp also has furnished to Fifth Third (i) its unaudited, consolidated financial statements as at June 30, 1997 and September 30, 1997, and for the three and six months then ended, and (ii) the Thrift Financial Reports as filed with the OTS of the Thrift Subsidiary for the quarters ended June 30, 1997 and September 30, 1997. Such audited and unaudited consolidated financial statements of CitFed Bancorp fairly present the consolidated financial condition of CitFed Bancorp as of the date thereof, and for the years or periods covered thereby in conformity with generally accepted accounting principles, consistently applied (except as stated therein and except for the omission of notes to unaudited statements and year-end adjustments to interim results). There are no material liabilities, obligations or indebtedness of CitFed Bancorp or the Subsidiaries required to be disclosed in the financial statements so furnished other than the liabilities, obligations or indebtedness disclosed in such financial statements (including footnotes). CitFed Bancorp shall furnish Fifth Third with unaudited, consolidated financial statements as at December 31, 1997, and for the quarter then ended as soon as practicable, and shall continue to furnish such financial information for subsequent monthly and quarterly periods to Fifth Third as soon as practicable until the Closing Date. In the event that the Closing Date does not occur before March 31, 1998, CitFed Bancorp shall furnish Fifth Third with its audited, consolidated financial statements as at March 31, 1998 and for the year then ended as soon as they are reasonably available.

     D. CitFed Bancorp and the Subsidiaries have good and marketable title to all of the material properties and assets reflected in their separate statements of financial condition as at March 31, 1997, and which are still owned by each and each has good and marketable title to all material properties and assets acquired by it after such date and still owned by it, subject to (i) any liens and encumbrances that do not materially adversely impair the use of the property, (ii) statutory liens for taxes not yet due and payable and (iii) minor defects and irregularities in title that do not materially adversely impair the use of the property.

     E. Except for events relating to the business environment in general: (i) Since March 31, 1997, to the date hereof there have been no material adverse changes in the financial condition, operations or business of CitFed Bancorp and the Subsidiaries on a consolidated or separate basis; (ii) CitFed Bancorp is not aware of any events which have occurred since March 31, 1997 to the date hereof or which as of the date hereof are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the financial condition, operations or business of CitFed Bancorp and the Subsidiaries on a consolidated or separate basis; and (iii) since March 31, 1997, to the date hereof there have been no material changes in the methods of business operations of CitFed Bancorp and the Subsidiaries.

     F. There are no actions, suits, proceedings, investigations or assessments of any kind pending, or to the best knowledge of CitFed Bancorp, threatened against CitFed Bancorp or any of the Subsidiaries which reasonably can be expected to result in any material adverse change in the financial condition, operations or business of CitFed Bancorp and the Subsidiaries on a consolidated or separate basis.

     G. Since March 31, 1997, to the date hereof CitFed Bancorp and each of the Subsidiaries has been operated in the ordinary course of business, has not made any changes in its respective capital or corporate structures, nor any material changes in its methods of business operations and has not provided any increases in employee salaries or benefits other than in the ordinary course of business. Since March 31, 1997, to the date hereof CitFed Bancorp has not declared or paid any dividends nor made any distributions of any other kind to its shareholders other than its regular quarterly cash dividends.

     H. CitFed Bancorp and each of the Subsidiaries have timely filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively. To the best knowledge of CitFed Bancorp, all tax returns filed by CitFed Bancorp or the Subsidiaries through the date hereof constitute complete and accurate representations of the tax liabilities of CitFed Bancorp and each of the Subsidiaries for such years and accurately set forth all items (to the extent required to be included or reflected in such returns) relevant to its future tax liabilities, including the tax basis of its properties and assets in all material respects. Neither CitFed Bancorp nor any of the Subsidiaries is currently under audit nor has any of them been contacted for an audit and neither CitFed Bancorp nor any of the Subsidiaries is engaged in any appeal proceeding in connection with any state, Federal, or local tax filing. As of the date hereof, neither CitFed Bancorp nor any of the Subsidiaries has reason to believe that any condition exists with respect to the business or operation of CitFed Bancorp or the Subsidiaries that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or for pooling-of-interests accounting treatment.

     I. Neither CitFed Bancorp nor any of the Subsidiaries is a party to (i) any written employment contracts or written contracts of any other kind with any of its officers, directors or employees or (ii) any material contract, lease or agreement of any other kind which is not assignable as a result of the merger provided for herein without the consent of another party, except for contracts, leases or agreements which do not have terms extending beyond six months from the date of this Agreement or contracts, leases or agreements (excluding contracts, leases and agreements pursuant to which credit has been extended by any of the Subsidiaries) which do not require the annual expenditure of more than $250,000.00 thereunder.

     J. Since March 31, 1997, to the date hereof none of the Subsidiaries has incurred any unusual or extraordinary loan losses which are material to CitFed Bancorp and the Subsidiaries on a consolidated basis; to the best knowledge of CitFed Bancorp and in light of the Subsidiaries' historical loan loss experience and the Subsidiaries' management's analysis of the quality and performance of its loan portfolio, as of September 30, 1997, reserves for loan losses were, in the opinion of CitFed Bancorp, adequate to absorb all known and reasonably anticipated losses as of such date.

     K. Neither CitFed Bancorp nor any of the Subsidiaries has, directly or indirectly, dealt with any broker or finder in connection with this transaction and none of them has incurred or will incur any obligation for any broker's or finder's fee or commission in connection with the transactions provided for in this Agreement. CitFed Bancorp shall be solely responsible for payment of any fees to any broker or finder purporting to represent CitFed Bancorp in the transactions provided for in this Agreement.

     L. 1. The directors of CitFed Bancorp, by resolution adopted by the unanimous vote of all directors present at a meeting duly called and held in accordance with applicable law, (a) have duly approved this Agreement, the Stock Option Agreement and the transactions contemplated herein and therein, (b) have directed that this Agreement be submitted to a vote of CitFed Bancorp's shareholders at the annual or a special meeting of the shareholders to be called for that purpose, and (c) have approved, and taken all action required by the terms of the Rights Plan, to authorize the redemption of such Rights prior to or at the Effective Time subject only to the payment of $.01 per Right to each holder of a Right, all in accordance with and as required by law and in accordance with the Certificate of Incorporation and Bylaws of CitFed Bancorp, and with respect to clause (c), the Rights Plan

     2. CitFed Bancorp has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to certain required regulatory and shareholder approvals. This Agreement, when executed and delivered, will have been duly authorized and will constitute the valid and binding obligation of CitFed Bancorp, enforceable against CitFed Bancorp in accordance with its terms, except to the extent that (i) enforceability thereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the availability of certain remedies may be precluded by general principles of equity; subject, however, to the receipt of requisite regulatory approvals and the approval of CitFed Bancorp's shareholders.

     3. Neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, (i) conflicts with, results in a breach of, violates or constitutes a default under, CitFed Bancorp's Certificate of Incorporation or Bylaws or, to the best knowledge of CitFed Bancorp, any federal, state or local law, statute, ordinance, rule, regulation or court or administrative order to which CitFed Bancorp or any of the Subsidiaries is subject or bound; (ii) to the best knowledge of CitFed Bancorp, results in the creation of or gives any person the right to create any material lien, charge, encumbrance, or security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to CitFed Bancorp or any of the Subsidiaries; (iii) conflicts with, results in a breach of, violates or constitutes a default under, terminates or gives any person the right to terminate, amend, abandon, or refuse to perform, any material agreement, arrangement or commitment to which CitFed Bancorp or any of the Subsidiaries is a party or by which CitFed Bancorp's or any of the Subsidiaries' rights, properties or assets are subject or bound; or (iv) to the best knowledge of CitFed Bancorp, accelerates or modifies, or gives any party thereto the right to accelerate or modify, the time within which, or the terms according to which, CitFed Bancorp or any of the Subsidiaries is to perform any duties or obligations or receive any rights or benefits under any material agreements, arrangements or commitments. For purposes of subparagraphs (iii) and (iv) immediately preceding, material agreements, arrangements or commitments exclude agreements, arrangements or commitments having a term expiring less than six months from the date of this Agreement or which do not require the annual expenditure of more than $250,000 (but shall include all agreements, arrangements or commitments pursuant to which credit has been extended by any of the Subsidiaries).

     M. Complete and accurate copies of the (i) Certificate of Incorporation and Bylaws of CitFed Bancorp and (ii) the Charter and Bylaws of the Thrift Subsidiary in force as of the date hereof have been delivered to Fifth Third.

     N. To the best knowledge of CitFed Bancorp, neither CitFed Bancorp nor any of the Subsidiaries nor any employee, officer or director of any of them has knowingly engaged in any activity or knowingly omitted to take any action which, in any material way, has resulted or could result in the violation of (i) any local, state or federal law (including without limitation the Bank Secrecy Act, the Community Reinvestment Act, applicable consumer protection and disclosure laws and regulations, including without limitation, Truth in Lending, Truth in Savings and similar disclosure laws and regulations, and equal employment and employment discrimination laws and regulations) or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either of which could reasonably be expected to have a material adverse effect on the financial condition of CitFed Bancorp or any of the Subsidiaries. To the best knowledge of CitFed Bancorp and each of the Subsidiaries possesses all licenses, franchises, permits and other governmental authorizations necessary for the continued conduct of its business without material interference or interruption.

     O. To the best knowledge of CitFed Bancorp, neither this Agreement nor any report, statement, list, certificate or other information furnished by CitFed Bancorp or any of the Subsidiaries to Fifth Third or its agents pursuant to this Agreement (including, without limitation, any information which shall be supplied with respect to their business operations and financial condition for inclusion in the proxy statement/prospectus and registration statement relating to the merger) contains or shall contain (or, in the case of information relating to the proxy statement/prospectus, at the time it is mailed, in the case of the registration statement, at the time it becomes effective and in the case of the proxy statement/prospectus and the registration statement, at the time the annual or special meeting of shareholders of CitFed Bancorp is held to consider the adoption of this Agreement) an untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

     P. There are no actions, proceedings or investigations pending before any environmental regulatory body, with respect to or threatened against or affecting CitFed Bancorp or any of the Subsidiaries in respect to any "facility" owned, leased or operated by any of them (but excluding any "facility" as to which sole interest of CitFed Bancorp or any of the subsidiaries is that of a lienholder or mortgagee, but including any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and including any "facility" in which CitFed Bancorp or any of the Subsidiaries ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or under any Federal, state, local or municipal statue, ordinance or regulation in respect thereof, in connection with any release of any toxic or "hazardous substance", pollutant or contaminant into the "environment" which, if adversely determined, (a) would require the payment by CitFed Bancorp or any of the Subsidiaries and/or require CitFed Bancorp or any of the Subsidiaries to incur expenses of more that $2,000,000 (whether or not covered by insurance) or (b) would otherwise have a material adverse effect on CitFed Bancorp any of the Subsidiaries, nor, to the best knowledge of CitFed Bancorp after reasonable inquiry, is there any reasonable basis for the institution of any such actions or proceedings or investigations which is probable of assertion, nor are there any such actions or proceedings or investigations in which CitFed Bancorp or any of the Subsidiaries is a plaintiff or compliant. Neither CitFed Bancorp nor any of the Subsidiaries is liable in any material respect under any applicable law for any release by any of them or for any release by any other "person" of a hazardous substance caused by the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of hazardous wastes or other chemical substances, pollutants or contaminants into the environment, nor is CitFed Bancorp or any of the Subsidiaries liable for any material costs (as a result of the acts or omissions of CitFed Bancorp or any of the Subsidiaries or, to the best knowledge of CitFed Bancorp, as a result of the acts or omissions of any other "person" of any remedial action including, without limitation, costs arising out of security, fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body having jurisdiction over CitFed Bancorp or any of the Subsidiaries to prevent or minimize any actual or threatened release by CitFed Bancorp or any of the Subsidiaries of any hazardous wastes or other chemical substances, pollutants and contaminants into the environment which would endanger the public health or the environment. To the best knowledge of CitFed Bancorp, no underground storage tank presently is located on, nor has any such tank ever been located on, any property owned by CitFed Bancorp or any of the Subsidiaries or any "facility" where CitFed Bancorp or any of the Subsidiaries has exercised any significant management role. All terms contained in quotation marks in this paragraph and the paragraph immediately following shall have the meaning ascribed to such terms, and defined in, CERCLA; in addition, toxic or hazardous substances, as used in this paragraph and all paragraphs of this Section II.P., shall mean any material or substance that is defined or classified as a "hazardous substance" pursuant to section 101 of CERCLA or Section 311 of the Federal Water Pollution Control Act (33 U.S.C. Section 1321); a "hazardous waste" pursuant to Section 1004 or Section 3001 of the Resource Conservation and Recovery Act (42 U.S.C. Sections 6803, 6921); a "toxic pollutant" under Section 307(a)(1) of the Federal Water Pollution Control Act (33 U.S.C. Section 1317(a)(1)); a "hazardous air pollutant" under Section 112 of the Clean Air Act (42 U.S.C. Section 7412); a "pesticide" under Section 1 of the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136); or a "hazardous material" under the Hazardous Materials Transportation Uniform Safety Act of 1990 (49 U.S.C. App.
Section 1802(4)).

     To the best knowledge of CitFed Bancorp each "facility" owned, leased or operated by CitFed Bancorp or any of the Subsidiaries (but excluding any "facility" as to which the sole interest of CitFed Bancorp or any of the Subsidiaries is that of a lienholder or mortgagee, but including any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and including any "facility" in which CitFed Bancorp or any of the Subsidiaries ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) is, in all material respects, in compliance with all applicable Federal, state, local or municipal statutes, ordinances, laws and regulations and all orders, rulings or other decisions of any court, administrative agency or other governmental authority relating to the protection of the environment, except to the extent a failure to comply would not have a material adverse effect on the business, operations and financial condition of CitFed Bancorp and the Subsidiaries taken as a whole.

     Q. 1. Benefit Plans. Schedule 1 lists the name and a short description of each Benefit Plan (as herein defined), together with an indication of its funding status (e.g., trust, insured or general company assets). For purposes hereof, the term "Benefit Plan" shall mean any plan, program, arrangement or system of employee or director benefits maintained by CitFed Bancorp or any of the Subsidiaries for the benefit of employees, former employees or Directors of CitFed Bancorp or any of the Subsidiaries and shall include (a) any qualified retirement plan such as a pension, profit sharing, stock bonus plan or employee stock ownership plan ("ESOP"), (b) any plan, program or arrangement providing deferred compensation, bonus deferral or incentive benefits, whether funded through trust or otherwise, and (c) any welfare plan, program or policy providing vacation, severance, salary continuation, supplemental unemployment, disability, life, health coverage, retiree health, Voluntary Employees' Beneficiary Association, medical expense reimbursement or dependent care assistance benefits, in any such foregoing case without regard to whether the Benefit Plan constitutes an employee benefit plan under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the number of employees covered under such Benefit Plan.

     2. Plan Documents, Reports and Filings. Except as disclosed on Schedule 1, CitFed Bancorp or the Subsidiaries has provided true, complete and correct copies of all plan documents, if any, comprising each Benefit Plan, together with, when applicable, (a) the most recent summary plan description, (b) the most recent actuarial and financial reports and the most recent annual reports filed with any governmental agency and (c) all Internal Revenue Service ("IRS") or other governmental agency rulings and determination letters or any open requests for IRS rulings or letters with respect to Benefit Plans.

     3. Qualified Retirement Plan Compliance. With respect to each Benefit Plan which is an employee pension benefit plan (as defined in section 3(2) of ERISA) other than any such plan that meets the "top-hat" exception under section 201(1) of ERISA (a "Qualified Benefit Plan"), except as disclosed on Schedule 1: (a) the IRS has issued a determination letter which determined that such Qualified Benefit Plan satisfied the requirements of section 401(a) of the Internal Revenue Code of 1986, as amended through the date hereof (the "Code"), as amended by all of the laws referred to in Section 1 of Revenue Procedure 93-39, such determination letter has not been revoked or threatened to be revoked by the IRS, and the scope of such determination letter is complete and does not exclude consideration of any of the requirements or matters referred to in sections 4.02 through 4.04 of Revenue Procedure 93-39; (b) to the best knowledge of CitFed Bancorp, such Qualified Benefit Plan is in material compliance with all qualification requirements of Section 401(a) of the Code; (c) to the best knowledge of CitFed Bancorp, such Qualified Benefit Plan is in substantial compliance with all notice, reporting and disclosure requirements of ERISA and the Code; (d) any Qualified Benefit Plan which is an ESOP as defined in Section 4975(e)(7) of the Code (an "ESOP Qualified Benefit Plan") is in material compliance with the applicable qualification requirements of Section 409 of the Code; and (e) any previously terminated Qualified Benefit Plan was terminated in material compliance with the requirements of ERISA and the Code, has received a favorable determination letter therefor, and the liabilities of such Qualified Benefit Plan and the requirements of the Pension Benefit Guaranty Corporation ("PBGC") were fully satisfied.

     4. Welfare Plan Compliance. With respect to each Benefit Plan which is an employee welfare benefit plan (as defined in Section 3(1) of ERISA) (a "Welfare Benefit Plan"), except as noted on Schedule 1: (a) such Welfare Benefit Plan, if it is intended to provide favorable tax benefits to plan participants, has been, to the best knowledge of CitFed Bancorp, in compliance with applicable Code provisions; (b) such Welfare Benefit Plan has been, to the best knowledge of CitFed Bancorp, operated in substantial compliance with all applicable notice, reporting and disclosure requirements of ERISA and the Code; and (c) such Welfare Benefit Plan, if a group health plan subject to the requirements of
Section 4980B of the Code ("COBRA"), has been, to the best knowledge of CitFed Bancorp, operated in substantial compliance with such COBRA requirements.

     5. Prohibited Transactions. To the best knowledge of CitFed Bancorp, no prohibited transaction under Section 406 of ERISA and not exempt under Section 408 of ERISA has occurred with respect to any Benefit Plan which would result, with respect to any person, in (a) the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or (b) material fiduciary liability under Section 409 of ERISA. No ESOP Qualified Benefit Plan is leveraged.

     6. Lawsuits or Claims. No material actions, suits or claims (other than routine claims of benefits) are pending or, to the best knowledge of CitFed Bancorp, threatened against any Benefit Plan or against CitFed Bancorp or any of the Subsidiaries with respect to any Benefit Plan.

     7. Disclosure of Unfunded Liabilities. All material Unfunded Liabilities with respect to each Benefit Plan have been recorded and disclosed on the most recent financial statement of CitFed Bancorp and the Subsidiaries or, if not, in
Schedule 1. For purposes hereof, the term "Unfunded Liabilities" shall mean any amounts properly accrued to date under generally accepted accounting principles in effect as of the date of this Agreement (GAAP), or amounts not yet accrued for GAAP purposes but for which an obligation (which has legally accrued and cannot legally be eliminated and which is subject to reasonable estimate) exists for payment in the future which is attributable to any Benefit Plan, including but not limited to (a) severance pay benefits, (b) deferred compensation or unpaid bonuses, (c) any liabilities on account of the change in control which will result from this Agreement, including any potential 20% excise tax under
Section 4999 of the Code relating to excess parachute payments under Section 280G of the Code, (d) any unpaid pension contributions for the current plan year or any accumulated funding deficiency under Section 412 of the Code and related penalties under Section 4971 of the

Code, including unpaid pension contributions or funding deficiencies owed by members of a controlled group of corporations which includes CitFed Bancorp or any of the Subsidiaries and for which CitFed Bancorp or any of the Subsidiaries is liable under applicable law, (e) any authorized but unpaid profit sharing contributions or contributions under Section 401(k) and Section 401(m) of the Code, (f) retiree health benefit coverage and (g) unpaid premiums for contributions required under any group health plan to maintain such plan's coverage through the Effective Time.

     8. Defined Benefit Pension Plan Liabilities. CitFed Bancorp and each of the Subsidiaries (or any pension plan maintained by any of them) have not incurred any material liability to the PBGC or the IRS with respect to any Benefit Plan which is a defined benefit pension plan, except for the payment of PBGC premiums pursuant to Section 4007 of ERISA, all of which if due prior to the date of this Agreement have been fully paid, and no PBGC reportable event under Section 4043 of ERISA has occurred with respect to any such pension plan. Except as otherwise disclosed in Schedule 1, the benefit liabilities, as defined in Section 4001(a)(16) of ERISA, of each Benefit Plan subject to Title IV of ERISA, using the actuarial assumptions that would be used by the PBGC in the event of termination of such plan, do not exceed the fair market value of the assets of such plan. Neither CitFed Bancorp, any of the Subsidiaries nor any controlled group member of CitFed Bancorp or any of the Subsidiaries participates in, or has incurred any liability under Sections 4201, 4063 or 4064 of ERISA for a complete or partial withdrawal from a multiple employer plan or a multiemployer plan (as defined in Section 3(37) of ERISA).

     9. Independent Trustee. CitFed Bancorp and the Subsidiaries (a) have not incurred any asserted or, to the best knowledge of CitFed Bancorp, unasserted material liability for breach of duties assumed in connection with acting as an independent trustee of any employee pension plan (as defined in Section 3(2) of ERISA) which is intended to be qualified under Section 401(a) of the Code and which is maintained by an employer unrelated in ownership to CitFed Bancorp or any of the Subsidiaries, (b) have not authorized nor knowingly participated in a material prohibited transaction under Section 406 of ERISA and not exempt under
Section 408 of ERISA and (c) have not received notice of any material actions, suits or claims (other than routine claims for benefits) pending or threatened against the unrelated employer or against them.

     10. Retiree Benefits. Except as listed on Schedule 1 and identified as "Retiree Liability", neither CitFed Bancorp nor any of the Subsidiaries have any obligation to provide medical benefits, or life insurance benefits to or with respect to retirees, former employees or any of their relatives.

     11. Right to Amend and Terminate. Except as listed on Schedule 1, CitFed Bancorp or one of the Subsidiaries has all power and authority necessary to amend or terminate each Qualified Benefit Plan without incurring any penalty or liability provided that, in the case of an employee pension benefit plan (as defined in section 3(2) of ERISA), benefits accrued as of the date of amendment or termination are not reduced.

     R. The investment portfolios of CitFed Bancorp and each of the Subsidiaries consist of securities in marketable form. Since March 31, 1997 to the date hereof neither CitFed Bancorp nor any of the Subsidiaries has incurred any unusual or extraordinary losses in its investment portfolio, and, except for events relating to the business environment in general, including market fluctuations, CitFed Bancorp is not aware of any events which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the quality or performance of CitFed Bancorp's and the Subsidiaries' investment portfolio on a consolidated basis.

     S. There are no actions, suits, claims, proceedings, investigations or assessments of any kind pending, or to the best knowledge of CitFed Bancorp, threatened against any of the directors or officers of CitFed Bancorp or any of the Subsidiaries in their capacities as such, and no director or officer of CitFed Bancorp or any of the Subsidiaries currently is being indemnified or seeking to be indemnified by either CitFed Bancorp or any of the Subsidiaries pursuant to applicable law or CitFed Bancorp's Certificate of Incorporation or Bylaws or the Thrift Subsidiary's Charter or Bylaws, or the organization documents of any of the other Subsidiaries.

     T. There is no "business combination," "moratorium," "control share," or other state antitakeover statute or regulation or any agreement to which CitFed Bancorp is a party which (i) prohibits or restricts CitFed Bancorp's ability to perform its obligations under this Agreement, or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement, or any provisions hereof, or (iii) would subject Fifth Third to any impediment or condition in connection with the exercise of any of its rights under this Agreement.

     U. CitFed Bancorp has taken all action required to be taken by it in order to exempt this Agreement and the Stock Option Agreement (as hereinafter defined) and the transactions contemplated hereby and thereby from, and this Agreement and the Stock Option Agreement are exempt from the requirements of any such law or regulation, including, without limitation, the laws of the State of Delaware, including Section 203 of the General Corporation Law of the State of Delaware.

     V. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for CitFed Bancorp's own account or for the account of one or more of the Subsidiaries or their customers, were entered into (i) in accordance with prudent banking practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of CitFed Bancorp or one of the Subsidiaries, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect. Neither CitFed Bancorp or any of the Subsidiaries, nor to CitFed Bancorp's knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

III.  REPRESENTATIONS AND WARRANTIES OF FIFTH THIRD

     Fifth Third represents and warrants to CitFed Bancorp that as of the date hereof or as of the indicated date, as appropriate:

     A. Fifth Third is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Ohio, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is duly authorized to conduct the business in which it is engaged, and The Fifth Third Bank is duly incorporated, validly existing and in good standing as a corporation under the laws of the State of Ohio and is duly authorized to conduct the business in which it is engaged.

     B. Pursuant to Fifth Third's Second Amended Articles of Incorporation, as amended, the total number of shares of capital stock it is authorized to have outstanding is 300,500,000 of which 300,000,000 shares are classified as Fifth Third Common Stock and 500,000 shares are classified as preferred stock without par value ("Fifth Third Preferred Stock"). As of the close of business on November 30, 1997, 155,163,554 shares of Fifth Third Common Stock were issued and outstanding and 3,677,597 shares were held in its treasury. As of the date of this Agreement, no shares of Fifth Third Preferred Stock have been issued. Fifth Third does not have outstanding any stock options, subscription rights, warrants or other securities entitling the holders to subscribe for or purchase any shares of its capital stock other than options granted and to be granted to employees and directors under its stock option plans. At November 30, 1997, 7,059,640 shares of Fifth Third Common Stock were reserved for issuance in connection with outstanding options granted under its stock option plans and 2,116,683 shares were reserved for issuance under options to be granted in the future.

     C. All shares of Fifth Third Common Stock to be received by the shareholders of CitFed Bancorp as a result of the Merger shall be, upon transfer or issuance, validly issued, fully paid and nonassessable, and will not, upon such transfer or issuance, be subject to the preemptive rights of any shareholder of Fifth Third.

     D. Fifth Third has furnished to CitFed Bancorp its audited consolidated financial statements as at December 31, 1994, December 31, 1995 and December 31, 1996 and for the respective years then ended together with the opinions of its independent public accountants associated therewith. Such consolidated financial statements fairly present the consolidated financial condition of Fifth Third as of their respective dates and for the respective periods covered thereby in conformity with generally accepted accounting principles consistently followed throughout the periods covered thereby. Neither Fifth Third nor any significant subsidiaries of Fifth Third have any material liabilities, obligations or indebtedness required to be disclosed in such financial statements other than the liabilities, obligations and indebtedness disclosed in such financial statements (including footnotes). Fifth Third will furnish to CitFed Bancorp its audited consolidated financial statements as at

December 31, 1997 and for the year then ended together with the opinions of its independent public accountants associated therewith as soon as such statements are publicly available. Fifth Third has also furnished to CitFed Bancorp its unaudited consolidated financial statements as at September 30, 1997, and for the nine (9) months then ended, and shall continue to furnish information for subsequent calendar quarter periods to CitFed Bancorp as soon as such becomes publicly available until the Closing Date.

     E. Except for events relating to the business environment in general, the effects of any acquisition transactions publicly announced by Fifth Third, and the issuance by Fifth Third Capital Trust I of its 8.136% Capital Securities, Series A and the related issuance by Fifth Third of its 8.136% Junior Subordinated Deferrable Interest Debentures, Series A: (i) since December 31, 1996, to the date hereof there have been no material adverse changes in the consolidated financial condition, operations or business of Fifth Third; (ii) the chief executive officer and the chief financial officer of Fifth Third are not aware of any events which have occurred since December 31, 1996, or which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the consolidated financial condition, operations or business of Fifth Third; and (iii) since December 31, 1996, to the date hereof there have been no material changes in the methods of business operations of Fifth Third and its subsidiaries.

     F. 1. The Executive Committee of the Board of Directors of Fifth Third, by resolution adopted by the members present at a meeting duly called and held, at which meeting a quorum was at all times present and acting, has approved this Agreement, including reserving for issuance to CitFed Bancorp shareholders in accordance with this Agreement, a sufficient number of shares of Fifth Third Common Stock. Approval and adoption of this Agreement by the shareholders of Fifth Third is not required under Ohio law or under the Second Amended Articles of Incorporation, as amended, or Code of Regulations of Fifth Third. No other corporate action is necessary or required, including but not limited to approval of this Agreement or the transaction contemplated herein by the Board of Directors of Fifth Third.

     2. Fifth Third has corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to certain required regulatory approvals. This Agreement, when executed and delivered, will have been duly authorized and will constitute the valid and binding obligation of Fifth Third, enforceable in accordance with its terms, except to the extent that
(i) enforceability thereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the availability of certain remedies may be precluded by general principles of equity; subject, however, to the receipt of requisite regulatory approvals.

     3. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, (i) conflicts with, results in a breach of, violates or constitutes a default under, Fifth Third's Second Amended Articles of Incorporation, as amended, or Code of Regulations or, to the best knowledge of its chief executive officer and chief financial officer, any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative orders to which Fifth Third is subject or bound; (ii) to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, result in the creation of or give any person the right to create any material lien, charge, encumbrance, security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to Fifth Third or any of its subsidiaries other than such rights as may be given the shareholders of CitFed Bancorp pursuant to the provisions of Sections 1701.84 and 1701.85 of the Ohio Revised Code; (iii) conflicts with, results in a breach of, violates or constitutes a default under, terminate or give any person the right to terminate, amend, abandon, or refuse to perform, any material agreement, arrangement or commitment to which Fifth Third is a party or by which Fifth Third's rights, properties or assets are subject or bound; or (iv) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Fifth Third is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangements or commitments.

     G. Complete and accurate copies of (i) the Second Amended Articles of Incorporation, as amended, and (ii) the Code of Regulations of Fifth Third in force as of the date hereof have been delivered to CitFed Bancorp.

     H. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, neither Fifth Third nor any of its subsidiaries, nor any employee, officer or director of any of them, has knowingly engaged in any activity or omitted to take any action which, in any material way, has resulted or could result in the violation of (i) any local, state or federal law or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either of which could reasonably be expected to have a material adverse effect on the financial condition Fifth Third and its subsidiaries taken as a whole. To the best knowledge of Fifth Third, Fifth Third and its subsidiaries possess all licenses, franchises, permits and other governmental authorizations necessary for the continued conduct of their businesses without material interference or interruption.

     I. 1. To the best knowledge of Fifth Third, neither this Agreement nor any report, statement, list, certificate or other information furnished or to be furnished by Fifth Third to CitFed Bancorp or its agents pursuant to this Agreement (including, without limitation, any information which shall be supplied with respect to its business operations and financial condition for inclusion in the proxy statement/prospectus and registration statement relating to the merger) contains or shall contain (in the case of information relating to the proxy statement/prospectus, at the time it is mailed, and, in the case of the registration statement, at the time it becomes effective and, in the case of the proxy statement/prospectus and the registration statement, at the time the annual or special meeting of shareholders of CitFed Bancorp is held to consider the adoption of this Agreement) an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

     2. Fifth Third has furnished to CitFed Bancorp or its agents true and complete copies (including all exhibits and all documents incorporated by reference) of the following documents as filed by Fifth Third with the SEC:

          a. Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1996;

          b. Fifth Third's Quarterly Reports on From 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

          c. any Current Report on Form 8-K with respect to any event occurring after December 31, 1996, and prior to the date of this Agreement, including, but not limited to, Fifth Third's Form 8-K dated March 20, 1997;

          d. any report filed by Fifth Third to amend or modify any of the reports described above; and

          e. all proxy statements prepared in connection with meetings of Fifth Third's shareholders held or to be held subsequent to December 31, 1996.

The information set forth in the documents described in this Section III.I.2. (including all exhibits thereto and all documents incorporated therein by reference) did not, as of the dates on which such reports were filed with the SEC and/or mailed to shareholders, (a) contain any untrue statement of a material fact, (b) omit any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading, or (c) omit any material exhibit required to be filed therewith. Prior to the date hereof no event has occurred subsequent to September 30, 1997 which Fifth Third is required to describe in a Current Report on Form 8-K other than the Current Reports heretofore furnished by Fifth Third to CitFed Bancorp. Fifth Third timely shall furnish CitFed Bancorp with copies of all reports filed by Fifth Third with the SEC subsequent to the date of this Agreement and until the Closing Date.

     J. There are no actions, suits, proceedings, investigations or assessments of any kind pending or, to the best knowledge of Fifth Third, threatened against Fifth Third or any Fifth Third subsidiary, which reasonably can be expected to result in any material adverse change in the consolidated financial condition, operations or business of Fifth Third.

     K. Since December 31, 1996, to the date hereof, none of Fifth Third's banking subsidiaries and thrift subsidiaries has incurred any unusual or extraordinary loan losses which would be material to Fifth Third on a consolidated basis; and to the best knowledge and belief of the chief executive officer and chief financial officer of Fifth Third, and in the light of such banking subsidiaries' and thrift subsidiary's historical loan loss experience and their managements' analysis of the quality and performance of their respective loan portfolios, as of September 30, 1997, their consolidated reserves for loan losses are adequate to absorb all known and reasonably anticipated losses as of such date.

     L. Fifth Third and its subsidiaries have filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively. To the best knowledge of Fifth Third, all tax returns filed by Fifth Third and its subsidiaries through the date hereof constitute complete and accurate representations of the tax liabilities of Fifth Third and each of such subsidiaries for such years and accurately set forth all items (to the extent required to be included or reflected in such returns) relevant to its future tax liabilities, including the tax basis of its properties and assets in all material respects. Neither Fifth Third nor any of its subsidiaries is currently under audit nor has any of them been contacted for an audit and neither Fifth Third nor any of its subsidiaries is engaged in any appeal proceeding in connection with any state, Federal, or local tax filing, which audit or appeal, if decided adversely to Fifth Third, would have a material adverse affect on Fifth Third or any of its subsidiaries.

     M. Except for dealings with Salomon Brothers Inc and Smith Barney Inc. (collectively doing business as "Salomon Smith Barney"), Fifth Third has not, directly or indirectly, dealt with any broker or finder in connection with this transaction and has not incurred and will not incur any obligation for any broker's or finder's fee or commission in connection with the transactions provided for in this Agreement. Fifth Third shall be solely responsible for payment to Salomon Smith Barney of any fees incurred in connection with the transactions provided for in this Agreement.

     N. Fifth Third has no unfunded liabilities with respect to any Benefit Plan (as such term is defined in Section II.Q.1. hereof, but applied to Fifth Third, its subsidiaries and affiliates) that are material, either individually or in the aggregate, to Fifth Third on a consolidated basis and that have not been recorded and disclosed as required by generally accepted accounting principles
(GAAP) in the most recent year-end, audited financial statements of Fifth Third supplied to CitFed Bancorp pursuant to Section III.D. hereof.

     O. The investment portfolios of Fifth Third and its subsidiaries and affiliates consist of securities in marketable form. Since December 31, 1996, to the date hereof Fifth Third and its affiliates, on a consolidated basis, have not incurred any unusual or extraordinary losses in their respective investment portfolios, and, except for events relating to the business environment in general, including market fluctuations, the management of Fifth Third is not aware of any events which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the quality or performance of the investment portfolios of Fifth Third and its affiliates on a consolidated basis.

     P. As of the date hereof, Fifth Third has no reason to believe that any condition exists with respect to the business or operation of Fifth Third that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (other than the reissuance of shares of Fifth Third Common Stock held as treasury shares) for pooling-of-interests accounting treatment.

     Q. There is no "business combination," "moratorium," "control share," or other state antitakeover statute or regulation or any agreement to which Fifth Third is a party which (i) prohibits or restricts Fifth Third's ability to perform its obligations under this Agreement, or its ability to consummate the transactions contemplated hereby, (ii) would have the effect of invalidating or voiding this Agreement, or any provisions hereof, or (iii) would subject CitFed Bancorp to any impediment or condition in connection with the exercise of any of its rights under this Agreement.

     R. Fifth Third and its subsidiaries have good and marketable title to all of the material properties and assets reflected in their separate statements of financial condition as at December 31, 1996, and which are still owned by each and each has good and marketable title to all material properties and assets acquired by it after such date and still owned by it, subject to (i) any liens and encumbrances that do not materially adversely impair the use of the property, (ii) statutory liens for taxes not yet due and payable and (iii) minor defects and irregularities in title that do not materially adversely impair the use of the property.

     S. There are no actions, proceedings or investigations pending before any environmental regulatory body, with respect to or threatened against or affecting Fifth Third or any of its subsidiaries in respect to any "facility" owned, leased or operated by any of them (but excluding any "facility" as to which sole interest of Fifth Third or any of its subsidiaries is that of a lienholder or mortgagee, but including any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and including any "facility" in which Fifth Third or any of its subsidiaries ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or under any Federal, state, local or municipal statue, ordinance or regulation in respect thereof, in connection with any release of any toxic or "hazardous substance", pollutant or contaminant into the "environment" which, if adversely determined, (a) would require the payment by Fifth Third or any of its Subsidiaries and/or require Fifth Third or any of its subsidiaries to incur expenses of more than $2,000,000 (whether or not covered by insurance) or (b) would otherwise have a material adverse effect on Fifth Third or any of its Subsidiaries, nor, to the best knowledge of Fifth Third after reasonable inquiry, is there any reasonable basis for the institution of any such actions or proceedings or investigations which is probable of assertion, nor are there any such actions or proceedings or investigations in which Fifth Third or any of its subsidiaries is a plaintiff or complainant. Neither Fifth Third nor any of its subsidiaries is liable in any material respect under any applicable law for any release by any of them or for any release by any other "person" of a hazardous substance caused by the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of hazardous wastes or other chemical substances, pollutants or contaminants into the environment, nor is Fifth Third or any of its subsidiaries liable for any material costs (as a result of the acts or omissions of Fifth Third or any of its subsidiaries or, to the best knowledge of Fifth Third, as a result of the acts or omissions of any other "person") of any remedial action including, without limitation, costs arising out of security fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body having jurisdiction over Fifth Third or any of its subsidiaries to prevent or minimize any actual or threatened release by Fifth Third or any of its subsidiaries of any hazardous wastes or other chemical substances, pollutants and contaminants into the environment which would endanger the public health or the environment. To the best knowledge of Fifth Third, no underground storage tank presently is located on, nor has any such tank ever been located on, any property owned by Fifth Third or any of its subsidiaries or any "facility" where Fifth Third or any of its subsidiaries has exercised any significant management role. All terms contained in quotation marks in this paragraph and the paragraph immediately following shall have the meaning ascribed to such terms, and defined in, CERCLA; in addition, toxic or hazardous substances, as used in this paragraph and all paragraphs of this Section II.P., shall mean any material or substance that is defined or classified as a "hazardous substance" pursuant to section 101 of CERCLA or Section 311 of the Federal Water Pollution Control Act (33 U.S.C.
Section 1321); a "hazardous waste" pursuant to Section 1004 or Section 3001 of the Resource Conservation and Recovery Act (42 U.S.C. Sections 6803, 6921); a "toxic pollutant" under Section 307(a)(1) of the Federal Water Pollution Control Act (33 U.S.C. Section 1317(a)(1)); a "hazardous air pollutant" under Section 112 of the Clean Air Act (42 U.S.C. Section 7412); a "pesticide" under Section 1 of the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section
136); or a "hazardous material" under the Hazardous Materials Transportation Uniform Safety Act of 1990 (49 U.S.C. App. Section 1802(4)).

To the best knowledge of Fifth Third each "facility" owned, leased or operated by Fifth Third or any of its subsidiaries (but excluding any "facility" as to which the sole interest of Fifth Third or any of its subsidiaries is that of a lienholder or mortgagee, but including any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and including any "facility" in which Fifth Third or any of its subsidiaries ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) is, in all material respects, in compliance with all applicable Federal, state, local or municipal statutes, ordinances, laws and regulations and all orders, rulings or other decisions of any court, administrative agency or other governmental authority relating to the protection of the environment, except to the extent a failure to comply would not have a material adverse effect on the business, operations and financial condition of Fifth Third and its subsidiaries taken as a whole.

     T. All representations and warranties contained in this Section III shall expire at the Effective Time, and thereafter, neither Fifth Third nor any officer or Director of Fifth Third shall have any further liability or obligation with respect thereto, except for any misrepresentations, breaches of warranties or violations of covenants that were made with intent to defraud.

IV. OBLIGATIONS OF CITFED BANCORP BETWEEN THE DATE OF THIS AGREEMENT AND THE EFFECTIVE TIME

     A. CitFed Bancorp, in consultation with Fifth Third, will take all actions necessary to call and hold its annual or a special meeting of its shareholders as soon as practicable after the Fifth Third registration statement relating to the shares of Fifth Third Common Stock to be issued in the Merger has been declared effective by the SEC and under all applicable state securities laws for the purpose of adopting this Agreement and any other documents or actions necessary to the consummation of the Merger provided for herein pursuant to law. The Board of Directors of CitFed Bancorp intends to inform the shareholders of CitFed Bancorp in the proxy materials relating to the annual or special meeting that all directors of CitFed Bancorp presently intend to vote all shares of CitFed Bancorp Common Stock which they own of record in favor of approving this Agreement and any such other necessary documents or actions, and all Directors will recommend approval of this Agreement to the other shareholders of CitFed Bancorp, subject only to such Directors' fiduciary obligations, receipt of an updated fairness opinion from Keefe, Bruyette & Woods, Inc. dated as of the date immediately prior to the date of the Proxy Statement, and their review of Fifth Third's registration statement to be filed with the SEC as set forth in Section V herein, and their reasonable satisfaction with the information set forth therein.

     B. (i) The Merger is intended to be structured to qualify for treatment under present accounting rules as a pooling of interests and CitFed Bancorp agrees to take no action which would disqualify the Merger for such treatment under generally accepted accounting principles. Consistent with generally accepted accounting principles, CitFed Bancorp agrees that on or before the Effective Time based on a review of the Subsidiaries loan losses, current classified assets and commercial, multi-family and residential mortgage loans and investment portfolio, CitFed Bancorp will work with Fifth Third with the goal of establishing collection procedures, internal valuation reviews, credit policies and practices and general valuation allowances which are consistent with the guidelines used within the Fifth Third holding company system (collectively, "Fifth Third Procedures"), and CitFed Bancorp agrees to work with Fifth Third after the execution of this Agreement and prior to the Effective Time so that the Fifth Third Procedures can be implemented by CitFed Bancorp, after all conditions to closing the Merger have been satisfied, so as to be in place on the Effective Time. Fifth Third shall provide such assistance and direction to CitFed Bancorp as is necessary in conforming to such polices, practices, procedures and asset dispositions which are mutually agreeable between the date of this Agreement until the Effective Time; and (ii) from the date of this Agreement until the Effective Time, CitFed Bancorp and the Subsidiaries each will be operated in the ordinary course of business, and none of them will, without the prior written consent of Fifth Third, which consent shall not be unreasonably withheld: make any changes in its Certificate of Incorporation, Bylaws, capital or corporate structures (other than to redeem the outstanding Rights); issue any additional shares of its Common Stock other than pursuant to the exercise of options granted prior to the date hereof or pursuant to the Stock Option Agreement; issue any other equity securities, other than pursuant to the exercise of options granted prior to the date hereof; or, issue as borrower any long term debt (other than Federal Home Loan Bank advances having maturities not exceeding one year) or convertible or other securities of any kind, or right to acquire any of its securities; make any material changes in its method of business operations; make, enter into any agreement to make, or become obligated to make, any capital expenditures in excess of the amounts set forth in CitFed Bancorp's capital expenditures budget as delivered to Fifth Third prior to the date hereof; make, enter into or renew any agreement for services to be provided to CitFed Bancorp or the Subsidiaries or permit the automatic renewal of any such agreement, except any agreement for services in the ordinary course of business consistent with past practices, provided that CitFed Bancorp will consult with Fifth Third prior to the renewal of any such agreement requiring the annual expenditure of more than $150,000 (for this purpose the phrase "permit the automatic renewal" includes the failure to send a notice of termination of such contract if such failure would constitute a renewal); open for business any branch office which has been approved by the appropriate regulatory authorities but not yet opened or apply to the appropriate regulatory authorities to establish a new branch office or expand any existing branch office; acquire, become obligated to acquire, or enter into any agreement to acquire, any banking or non-banking company or any branch offices of any such companies; make, declare, pay or set aside for payment any cash dividends on its own stock other than normal and customary cash dividends not to exceed $0.09 per quarter through June 30, 1998, and $0.10 per quarter thereafter, paid in such amounts and at such times as CitFed Bancorp historically has done on its common stock, provided this covenant shall only apply to CitFed Bancorp and provided further that notwithstanding anything to the contrary herein, Fifth Third and CitFed Bancorp shall cooperate in selecting the Effective Time to ensure that the holders of CitFed Bancorp

Common Stock do not become entitled to receive both a dividend in respect of their CitFed Bancorp Common Stock and a dividend in respect of the Fifth Third Common Stock or fail to be entitled to receive any dividend with respect to any quarterly period or portion thereof in which the Effective Time occurs; make, declare, pay or set aside for payment any stock dividends or make any other distributions on its stock other than cash dividends as described in the immediately preceding clause; change or otherwise amend any Benefit Plans other than as required by law or as contemplated herein; and provide any increases in employee salaries or benefits other than in the ordinary course of business. CitFed Bancorp agrees that it will not sell or otherwise dispose of or encumber any of the shares of the capital stock of any of the Subsidiaries which are now owned by it.

     C. Except as required by applicable law or regulation, CitFed Bancorp and the Subsidiaries shall not (a) implement or adopt any material change in their interest rate risk management policies, procedures or practices; (b) fail to follow its existing policies or practices with respect to managing their exposure to interest rate risk; or (c) fail to use commercially reasonable means to avoid any material increase in their aggregate exposure to interest rate risk.

     D. Not later than the 15th day prior to the mailing of CitFed Bancorp's proxy statement with respect to the Merger, CitFed Bancorp shall deliver to Fifth Third a list of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the annual or special meeting called to approve the Merger, deemed an "affiliate" of it as that term is used in Rule 145 under the Securities Act of 1933, as amended, or SEC Accounting Series Releases 130 and 135 (the "CitFed Affiliates"). CitFed Bancorp shall use its best efforts to cause each CitFed Affiliate to execute and deliver to Fifth Third on or before the mailing of such proxy statement an agreement in the form of Appendix IV.D hereto.

V.  COOPERATION AND OTHER OBLIGATIONS AND OTHER COVENANTS

     A. Fifth Third will prepare and cause to be filed at its expense such applications and other documents with the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Ohio Division of Banks, the OTS, and any other governmental agencies as are required to secure the requisite approval of such agencies to the consummation of the transactions provided for in this Agreement, and the parties shall cooperate in the preparation of an appropriate registration statement, including the prospectus, proxy statement, and such other documents necessary to comply with all federal and state securities laws relating to the registration and issuance of the shares of Fifth Third Common Stock to be issued to the shareholders of CitFed Bancorp in this transaction (the expenses thereof, other than accounting, legal, investment banking, financial consulting and associated expenses of CitFed Bancorp and its affiliates, to be paid by Fifth Third), and any other laws applicable to the transactions provided for in this Agreement. Fifth Third shall use all reasonable efforts to file all regulatory applications within forty-five
(45) days of the date of this Agreement and the Registration/Proxy Statement within sixty(60) days of the date of this Agreement, and to secure all such approvals as promptly as practicable. CitFed Bancorp agrees that it will, as promptly as practicable after request and at its own expense, provide Fifth Third with all information and documents concerning CitFed Bancorp and the Subsidiaries, as shall be required in connection with preparing such applications, registration statements and other documents and in connection with securing such approvals. Prior to filing any such applications or other documents with the applicable governmental agencies, Fifth Third shall provide copies thereof to CitFed Bancorp. CitFed Bancorp shall have the right to review, comment on and approve the proxy statement and any amendments thereto included in the registration statement in an appropriate manner prior to being filed. CitFed Bancorp also shall have the right to review and comment on all regulatory applications and responses in an appropriate manner prior to being filed. Fifth Third agrees that it will, as promptly as practicable after request and at its own expense, provide CitFed Bancorp with all information and documents concerning Fifth Third and its subsidiaries as shall be required in connection with preparing such applications, registration statements and other documents which are to be prepared and filed by CitFed Bancorp and in connection with approvals required to be obtained by CitFed Bancorp hereunder. Prior to filing any such applications, statements or other documents with the applicable governmental agency, CitFed Bancorp shall provide copies thereof to Fifth Third.

     B. Fifth Third will take no action or omit to take any action that could
(i) delay consummation of the Merger, (ii) diminish the likelihood of the Merger receiving all regulatory approvals or otherwise being consummated; or (iii) prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code or for treatment under present accounting rules as a pooling-of-interests.

     C. Each of the parties hereto agrees to use its best efforts and to cooperate with the other party in all reasonable respects in order to carry out and consummate the transactions contemplated by this Agreement at the earliest practicable time including, without limitation, the filing of applications, notices and other documents with, and obtaining approval from, appropriate governmental regulatory agencies.

     D. CitFed Bancorp agrees to permit Fifth Third, its officers, employees, accountants, agents and attorneys, and Fifth Third agrees to permit CitFed Bancorp, its officers, employees, accountants, agents and attorneys, to have reasonable access during business hours to their respective books, records and properties, and those of their respective subsidiaries, for the purpose of making a detailed examination, or updating and amplifying prior examinations, of the financial condition, assets, liabilities, legal compliance, affairs and the conduct of the business of CitFed Bancorp and the Subsidiaries or Fifth Third and its subsidiaries, as the case may be, prior to the Effective Time, and also to permit the monitoring of the foregoing on an ongoing basis (such rights of examination and monitoring to be subject to the confidentiality obligations set forth in Section VII.D. hereof); provided, however, that any such examination by Fifth Third or CitFed Bancorp shall not relieve Fifth Third or CitFed Bancorp from any responsibility or liability for any material misrepresentation or material breach of warranty hereunder discovered in the course of or subsequently to such examination and prior to the Effective Time.

     E. All outstanding stock options under the CitFed Bancorp stock option plan as of the Effective Time (the "Existing Stock Options") shall be amended to provide that (i) upon exercise such holder shall receive that number of shares of Fifth Third Common Stock determined by multiplying the Exchange Ratio by the number of shares of CitFed Bancorp Common Stock subject to the Existing Stock Option, and (ii) the exercise price under such Existing Stock Option will be determined by dividing the exercise price per share under the Existing Stock Option in effect immediately prior to the Effective Time by the Exchange Ratio, and rounding the exercise price thus determined to the nearest whole cent (a half-cent shall be rounded to the next higher whole cent). All other terms and conditions of the Existing Stock Options shall remain in full force and effect, except as the context may require the substitution of Fifth Third for CitFed Bancorp. Fifth Third shall continue the separate existence of the CitFed Stock Option Plan, provided, however, that Fifth Third may, in its sole discretion, combine the CitFed Bancorp Stock Option Plan as a separate and distinct part of any other stock based employee incentive plan that Fifth Third may utilize from time to time. All such actions shall be taken consistent with Section 424(a) of the Code and the applicable regulations thereunder.

     F. (1) CitFed Bancorp and its Subsidiaries, if applicable, shall take all actions necessary to freeze the CitFed defined benefit pension plan as of the Effective Time. In conjunction therewith, CitFed Bancorp and its Subsidiaries, if applicable, may at any time make amendments to the CitFed defined benefit pension plan to adjust the formula and qualifications for determining benefits thereunder in a manner selected by it to assure that any excess funding in such plan as of the Effective Time (calculated on a plan termination basis and as agreed to by Fifth Third's actuaries) inures solely to the benefit of participants in such plan or their beneficiaries and to fully vest all benefits of participants as of the Effective Time, provided that such changes are undertaken in a manner that does not adversely affect the qualified status of such plan. Excess funding shall be determined as of the Effective Time disregarding and without reduction for cash balance credits implemented at the request of Fifth Third pursuant to Section V.F.5 below.

     (2) Neither CitFed Bancorp nor any of its Subsidiaries, without the advance written consent of Fifth Third shall (1) except to the extent necessary to carry out the terms of this Agreement, or as required by applicable law, adopt any amendments to the Qualified Benefit Plans after the date of this Agreement; or
(2) make any contributions to any Qualified Benefit Plan after the date of this Agreement, except in the ordinary course of business consistent with past practices.

     (3) CitFed Bancorp or one or more of the Subsidiaries shall provide to Fifth Third at least sixty (60) days prior to the Effective Time, documentation reasonably satisfactory to Fifth Third demonstrating that the requirements of Sections 404, 412, 415, 401(k) and (m) of the Code have been satisfied by all of its Qualified Benefit Plans.

     (4) With respect to any Benefit Plan that provides for vesting of benefits, there shall be no discretionary acceleration of vesting without Fifth Third's consent whether or not such discretionary acceleration of vesting is provided under the terms of the Benefit Plan; provided that a Benefit Plan which pursuant to its terms provides for an acceleration of vesting upon a change of control of CitFed Bancorp shall not be deemed to involve a discretionary acceleration of vesting and vesting thereunder shall accelerate as of the Effective Time.

     (5) If Fifth Third so requests, CitFed Bancorp or one or more of the Subsidiaries shall have amended CitFed Bancorp's defined benefit plan in the manner directed by Fifth Third in order to provide for employees of CitFed Bancorp and the Subsidiaries such cash balance credits as Fifth Third determines would approximate the projected profit sharing plan contributions such employees would receive after closing under the Fifth Third Bancorp Master Profit Sharing Plan for a number of years determined by Fifth Third.

VI.  CONDITIONS PRECEDENT TO CLOSING

     A.  Conditions to the Obligations of Each of the Parties:

     The obligation of each of the parties hereto to consummate the transactions provided for herein is subject to the fulfillment on or prior to the Effective Time of each of the following conditions:

          1. The shareholders of CitFed Bancorp shall have duly adopted this Agreement in accordance with and as required by law and in accordance with its Certificate of Incorporation and Bylaws.

          2. All necessary governmental and regulatory orders, consents, clearances and approvals and requirements shall have been secured and satisfied for the consummation of such transactions, including without limitation, those of the Federal Reserve System, the Ohio Division of Banks, the OTS and the Federal Deposit Insurance Corporation to the extent required.

          3. Prior to or at the Effective Time, no material investigation by any state or federal agency shall have been threatened or instituted seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby and no material governmental action or proceeding shall have been threatened or instituted before any court or government body or authority, seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby other than investigations, actions and proceedings which have been withdrawn prior to or at the Effective Time without material adverse effect to Fifth Third or CitFed Bancorp and other than regularly-scheduled regulatory examinations.

          4. Any waiting period mandated by law in respect of the final approval by any applicable Federal regulator(s) of the transaction contemplated herein shall have expired.

     B.  Conditions to the Obligations of Fifth Third:

     The obligation of Fifth Third to consummate the transactions provided for herein is subject to the fulfillment at or prior to the Effective Time of each of the following conditions unless waived by Fifth Third in a writing delivered to CitFed Bancorp which specifically refers to the condition or conditions being waived:

          1. All of the representations and warranties of CitFed Bancorp set forth in Section II of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date (as hereinafter defined) as if each such representation and warranty was given on and as of the Closing Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (ii) for inaccuracies of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the business or operations of CitFed Bancorp or the Subsidiaries taken as a whole.

          2. CitFed Bancorp shall have performed all of the obligations required of it under the terms of this Agreement in all material respects, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of CitFed Bancorp and the Subsidiaries taken as a whole.

          3. Silver, Freedman & Taff, L.L.P., counsel for CitFed Bancorp and the Subsidiaries, shall have delivered an opinion addressed to Fifth Third in substantially the form appended hereto as Appendix A.

          4. The aggregate amount of consolidated shareholders' equity (including Common Stock, Additional Paid-In Capital and Retained Earnings and excluding Treasury Stock) of CitFed Bancorp immediately prior to the Effective Time, as shown by and reflected in its books and records of accounts on a consolidated basis in accordance with generally accepted accounting principles, consistently applied, shall not be less than $212,000,000. For purposes of this paragraph VI.B.4., any expenses or accruals after the date hereof relating to (i) the adjustments contemplated by paragraph IV.B. of this Agreement, (ii) expenses associated with this Agreement or the Merger; or (iii) expenses or losses associated with the valuing of CitFed Bancorp or the Subsidiaries' investments at current market value as required by generally accepted accounting principles (including without limitation the requirement of accounting rule SFAS 115) shall be excluded for purposes of calculation of CitFed Bancorp's shareholders' equity as contemplated herein.

          5. Fifth Third's independent certified public accountants shall have reviewed the unaudited consolidated financial statements of CitFed Bancorp as at the end of the month immediately preceding the Effective Time, as well as the unaudited separate financial statements of the Subsidiaries as of the same date, performed such other auditing procedures as may be requested by Fifth Third and reported in good faith that they are not aware of any material modifications which would have a material adverse effect on the financial condition of CitFed Bancorp or any of the Subsidiaries that should be made in order for such financial statements to (i) be in conformity with generally accepted accounting principles, consistently applied, excluding the presentation of footnotes, and (ii) accurately state the financial condition and results of operations of CitFed Bancorp and each of the Subsidiaries, and such modifications, in either case, would have a material adverse effect on the financial condition of CitFed Bancorp or any of the Subsidiaries.

          6. The receipt of a certificate from CitFed Bancorp and each of the Subsidiaries, executed by the chief executive officer and chief financial officer of each, dated the Closing Date, certifying to their best knowledge and belief that: (i) all of the representations and warranties set forth in
     Section II hereof were true and correct as of the date of this Agreement and as of the Closing Date in all material respects, except (y) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (z) for inaccuracies of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the business or operations of CitFed Bancorp and the Subsidiaries taken as a whole; and (ii) it has met and fully complied in all material respects with all of the obligations required of it under the terms of this Agreement, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of CitFed Bancorp and the Subsidiaries taken as a whole.

          7. The total issued and outstanding shares of CitFed Bancorp Common Stock shall not exceed 13,522,966 shares on a fully diluted basis , including shares that may be issued upon the exercise of the Existing Stock Options.

          8. Fifth Third shall have received a letter from Deloitte & Touche, LLP, as Fifth Third's independent public accountant, and CitFed shall have received a letter from Deloitte & Touche, LLP, as CitFed's independent public accountant, to the effect that the Merger will qualify for "pooling of interest" accounting treatment.

          9. Simultaneously with the execution of this Agreement, CitFed Bancorp shall have executed and delivered to Fifth Third the Stock Option Agreement granting Fifth Third a stock option to acquire 19.9% of shares of CitFed Bancorp Common Stock in accordance with the terms thereof.

          10. CitFed Bancorp shall have redeemed the Rights at a price of $.01 per Right, in the manner required by the Rights Plan.

     C.  Conditions to the Obligations of CitFed Bancorp:

     The obligation of CitFed Bancorp to consummate the transactions provided for herein is subject to the fulfillment at or prior to the Effective Time of each of the following conditions unless waived by CitFed Bancorp in a writing delivered to Fifth Third which specifically refers to the condition or conditions being waived:

          1. All of the representations and warranties of Fifth Third set forth in Section III of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as if each such representation and warranty was given on and as of the Closing Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (ii) for inaccuracies of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the consolidated business or operations of Fifth Third.

          2. Fifth Third shall have performed all of the obligations required of it under the terms of this Agreement in all material respects, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the consolidated business or operations of Fifth Third.

          3. Paul L. Reynolds, counsel for Fifth Third, shall have delivered an opinion addressed to CitFed Bancorp in substantially the form appended hereto as Appendix C.

          4. The receipt of a certificate from Fifth Third, executed by its chief executive officer and chief financial officer, dated the Closing Date, certifying to their best knowledge and belief that: (i) all of the representations and warranties set forth in Section III were true and correct as of the date of this Agreement and as of the Closing Date, except
     (y) for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date and (z) for inaccuracies of representations and warranties which would not have, or would not reasonably be expected to have, a material adverse effect on the consolidated business or operations of Fifth Third; and, (ii) Fifth Third has met and fully complied in all material respects with all of the obligations required of it under the terms of this Agreement, except for breaches of obligations which would not have, or would not reasonably be expected to have, any material adverse effect on the business or operations of Fifth Third.

          5. Fifth Third shall have registered its shares of Common Stock to be issued to the CitFed Bancorp shareholders hereunder with the SEC pursuant to the Securities Act of 1933, as amended, and with all applicable state securities authorities. The registration statement with respect thereto shall have been declared effective by the SEC and all applicable state securities authorities and no stop order shall have been issued. The shares of Fifth Third Common Stock to be issued to the CitFed Bancorp shareholders hereunder shall have been authorized for trading on the Nasdaq National Market upon official notice of issuance.

          6. Fifth Third shall have executed and delivered the Fifth Third Employment Contracts (as defined in Section VII.B.4 below) and provide, or make provision for payment of any and all severance payments described in
     Section VII below.

VII. ADDITIONAL COVENANTS

     A. The Thrift Subsidiary shall be merged with and into Fifth Third Bank, to be effective the Effective Time. The parties hereto agree to cooperate with one another to effect the Subsidiary Merger. Upon consummation of the Subsidiary Merger, the separate corporate existence of the Thrift Subsidiary shall cease by operation of law.

     B. 1. (a) Fifth Third intends (but is not obligated) to employ at Fifth Third or other Fifth Third subsidiaries or affiliates as many of the CitFed Bancorp and the Subsidiaries employees who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies; provided that such continuing employees will not be subject to any exclusion or penalty for preexisting conditions that were covered under the Subsidiaries' health and welfare plan immediately prior to the Effective Time or any waiting period relating to coverage under Fifth Third's health and welfare plan. Except as provided in (b) below, each employee of CitFed Bancorp and the Subsidiaries who becomes an employee of Fifth Third or any of its subsidiaries or affiliates at or immediately subsequent to the Merger shall be entitled to participate in all employee benefit plans sponsored by Fifth Third or its subsidiaries or affiliates on the same terms and to the same extent as similarly situated employees. Fifth Third shall merge the CitFed Federal Savings Bank 401(k) Profit Sharing Plan into the Fifth Third Bancorp Master Profit Sharing Plan on or as soon as reasonably practicable after the Effective Time if Fifth Third determines in good faith that such merger will not jeopardize the tax exempt status of the Fifth Third Bancorp Master Profit Sharing Plan. Except as provided in (b) below, if the CitFed Federal Savings Bank 401(k) Profit Sharing Plan is merged into the Fifth Third Bancorp Master Profit Sharing Plan, then upon said merger, service taken into account under the CitFed Federal Savings Bank 401(k) Profit Sharing Plan shall count as service taken into account for all purposes under the Fifth Third Bancorp Master Profit Sharing Plan. If the CitFed Federal Savings Bank 401(k) Profit Sharing Plan is not merged into the Fifth Third Bancorp Master Profit Sharing Plan as of the Effective Time, it shall either (i) be continued on a separate plan basis to the extent permissible under the Code and ERISA until a subsequent merger of such plans takes place and the CitFed Federal Savings Bank 401(k) Profit Sharing Plan shall in such case be amended as of the Effective Time so as to provide employer contribution levels on a comparable and equivalent basis to the benefits being provided under the Fifth Third Bancorp Master Profit Sharing Plan but subject to the provisions of Section V.F.5 hereof, or (ii) be terminated retroactive to the Effective Time and all continuing employees of CitFed Bancorp and its Subsidiaries shall become participants in the Fifth Third Bancorp Master Profit Sharing Plan at or as soon as practicable after the Effective Time and shall be given credit for past service for eligibility and vesting but not for benefit accrual purposes but subject to the provisions of Section V.F.5 hereof. Employees shall receive past service credit under the Fifth Third Bancorp Master Retirement Plan for eligibility and vesting but not for benefit accrual purposes. For all other purposes other than the qualified benefit plans discussed above, prior service with CitFed Bancorp or any of the Subsidiaries shall be taken into account for purposes of determining eligibility and vesting, if applicable, of benefits and the level or amount of benefits in the case of vacation, sick pay and other benefits generally available to employees within the Fifth Third holding company system on a uniform or classification basis.

     (b) If, in accordance with Section V.F.5, Fifth Third requests CitFed Bancorp or one or more of the Subsidiaries to amend the CitFed Bancorp defined benefit plan, employees of CitFed Bancorp and the Subsidiaries who become employees of Fifth Third or any of its subsidiaries or affiliates at or immediately subsequent to the Merger shall be subject to reduced employer contribution levels under the Fifth Third Bancorp Master Profit Sharing Plan or the continuing CitFed Federal Savings Bank 401(k) Profit Sharing Plan for such period of time as Fifth Third determines such employees have received cash balance credits under the CitFed Bancorp defined benefit plan to equitably adjust for the value of such cash balance credits.

     2. Any officer of CitFed Bancorp or any of the Subsidiaries who has an employment or severance agreement with CitFed Bancorp or any of the Subsidiaries (each a "Contract Officer") shall receive as of the Effective Time, the severance or termination payments provided for in their respective employment agreements as of December 18, 1997 ("Contract Payments") as their sole severance payments from CitFed Bancorp and Fifth Third in connection with the Merger and in the case of officers with employment agreements, in the amounts set forth in Appendix VII.B.2(b). As a condition to receiving their Contract Payments each Contract Officer shall sign and deliver to Fifth Third a termination and release agreement, except as to any obligation of Fifth Third to make future payments under such agreements. All such agreements shall be in the form attached hereto as Appendix VII.B.2(a).

     3. Subject to normal credit evaluation and standard loan guidelines, a Fifth Third subsidiary bank will provide financing to qualified option holders to allow them to fully exercise all outstanding options as set forth herein.

     4. Fifth Third agrees to enter into an employment contract effective as of the Effective Time with each of Jerry L. Kirby, William M. Vichich, Mary L. Larkins, John H. Curp, Gerald E. Miller, Sebastion J. Melluzzo, Nancy A. Hussong and Richard E. Berg in the form of Appendices VII.B.4(a), (b), (c), (d), (e),
(f), (g) and (h), respectively, providing for the payments described therein (each a "Fifth Third Employment Contract" and collectively, the "Fifth Third Employment Contracts").

     5. Fifth Third agrees (a) to offer to appoint each of Jerry L. Kirby and Allen M. Hill to the Fifth Third Board of Directors and, if such person's initial term on the Fifth Third Board of Directors expires prior to the Fifth Third annual meeting of stockholders in the year 2001, to nominate such person for a second term on the Board of Directors, and (b) to offer to appoint Jerry
L. Kirby as the Chairman of the Board of Fifth Third Bank of Western Ohio.

     6. Those employees of CitFed Bancorp and the Subsidiaries who do not have an employment or severance agreement and who are not to be employed by Fifth Third or its subsidiaries, or who are terminated or voluntarily resign after being notified that as a condition of employment such employee must work at a location more than thirty (30) miles from such employee's former location of employment or that such employee's salary will be decreased, in any case and in both cases, within six months after the Effective Time, and who sign and deliver a termination and release agreement in the form attached as Appendix VII.B.6 hereto, shall be entitled to severance pay in accordance with the applicable written policy of CitFed Bancorp or the applicable Subsidiary as in effect on the date hereof.

     7. Fifth Third agrees to allow CitFed Bancorp to renew the severance agreements with Messrs. Collier, Weeks and Hilt on April 1, 1998 for a period of one year, such renewed agreements to be on the same terms and conditions as are currently in place other than for the expiration date.

     8. Fifth Third agrees that it will honor, assume and perform the obligations of CitFed Bancorp and/or its Subsidiaries under supplemental retirement agreements or plans dated December 28, 1993 including Amendments No. 1 thereto between CitFed Bancorp and the Thrift Subsidiary or another Subsidiary with each of Jerry L. Kirby, William M. Vichich, Mary L. Morris-Larkins, John H. Curp, Richard Berg and Gerald E. Miller (the "SERPs") and the associated Executive Insurance Agreements dated December 28, 1993 and the First Amendments thereto, and in the case of retirees Hazel L. Eichelberger and Donald D. Brown their respective Amended and Restated Supplemental Benefits Agreement and Amended and Restated Insurance Agreement, each dated December 19,1997. Final Average Compensation under the SERPs shall be calculated as of March 31, 1998, and Compensation applicable to the period after March 31, 1998 shall not be taken into account for purposes of calculating Final Average Compensation. Years of Service for purposes of increasing benefit percentage accruals under the SERPs shall not be taken into account after March 31, 1998. The parties will cooperate with each other to assure that payments under the SERPs do not result in an "excess parachute payment" (as defined in Section 280G of the Code) and to diminish the likelihood of any payments under the SERPs result in a "parachute payment" (as defined in Section 280G of the Code) in connection with or arising from the Merger. CitFed Bancorp and/or its Subsidiaries may amend the Executive Life Insurance Agreements to provide for post employment termination death benefits provided any such amendment does not result in an additional financial expense and does not violate the covenants of CitFed Bancorp contained in the first sentence of Section IV.B.(i). Capitalized terms used in this paragraph that are not otherwise defined in this Agreement shall have the meaning ascribed to them under the SERPs.

     C. (i) From and after the Effective Time, Fifth Third shall assume the obligations of CitFed Bancorp and the Subsidiaries arising under applicable Delaware and Federal law in existence as of the date hereof or as amended prior to the Effective Time and under the CitFed Bancorp Certificate of Incorporation and Bylaws; the Thrift Subsidiary Charter or Bylaws; and the organizational documents of any of the other Subsidiaries, as in effect on the date hereof to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who become, prior to the Effective Time, an officer, director or employee of CitFed Bancorp, or any of the Subsidiaries (the "Indemnified Parties") against losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgements or amounts that are paid in settlement (which settlement shall require the prior written consent of Fifth Third) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of CitFed Bancorp, of any of the Subsidiaries if such Claim pertains to any matter or fact arising, existing or occurring prior to the Effective Time (including, without limitation, the Merger and the transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time. Fifth Third's assumption of the indemnification obligations of CitFed Bancorp, or any of the Subsidiaries as provided herein shall continue for a period of five years after the Effective Time or, in the case of claims asserted prior to the fifth anniversary of the Effective Time until such matters are finally resolved. Any Indemnified Party wishing to claim indemnification under this provision, upon learning of any Claim shall notify Fifth Third (but the failure to so notify Fifth Third shall not relieve Fifth Third from any liability which Fifth Third may have under this section except to the extent Fifth Third is materially prejudiced thereby). Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with resect to each matter under this section unless there is, under applicable standards of professional conduct, a conflict on any one significant issue between the positions of any two or more Indemnified parties.

     (ii) From and after the Effective Time, the directors, officers and employees of CitFed Bancorp and its Subsidiaries who become directors, officers or employees of Fifth Third or any of its subsidiaries, except for the indemnification rights set forth in subparagraph (i) above, shall have indemnification rights with prospective application only. The prospective indemnification rights shall consist of such rights to which directors, officers or employees of Fifth Third or the subsidiary by which such person is employed are entitled under the provisions of the Articles of Incorporation of Fifth Third or similar governing documents of Fifth Third or its applicable subsidiaries, as in effect from time to time after the Effective Time, as applicable, and provisions of applicable law as in effect form time to time after the Effective Time.

     (iii) The obligations of Fifth Third provided under this Section VII.C. are intended to benefit, and be enforceable against Fifth Third directly by, the Indemnified parties, and shall be binding on all respective successors of Fifth Third.

     (iv) Fifth Third shall also purchase and keep in force for a three year period, a policy of directors' and officers' liability insurance to provide coverage for acts or omissions of the type currently covered by CitFed Bancorp's existing directors' and officers' liability insurance for acts or omission occurring on or prior to the Effective Time, but only to the extent such insurance may be purchased or kept in full force on commercially reasonable terms taking into account the cost thereof and the benefits provided thereby. It is agreed that such costs shall be commercially reasonable so long as the annual cost does not exceed 150% of the annual cost currently paid for such coverage by CitFed Bancorp and its Subsidiaries.

     D. Fifth Third will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence, to the extent legally permissible, any non-public, confidential information disclosed to it by CitFed Bancorp concerning CitFed Bancorp or the Subsidiaries. CitFed Bancorp will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence, to the extent legally permissible, any non-public, confidential information disclosed to it concerning Fifth Third or any of its affiliates. In the event the Merger is not completed, all non-public financial statements, documents and materials, and all copies thereof, shall be returned to CitFed Bancorp or Fifth Third, as the case may be, and shall not be used by Fifth Third or CitFed Bancorp, as the case may be, in any way detrimental to CitFed Bancorp or Fifth Third.

     E. All notices under this Agreement shall be in writing and shall be sufficient in all respects if delivered in person or mailed by certified mail, return receipt requested, with postage prepaid and addressed, if to CitFed Bancorp to Jerry L. Kirby, Chairman, President and Chief Executive Officer, CitFed Bancorp, Inc., One Citizens Federal Centre, Dayton, Ohio 45402, with a copy to Silver, Freedman & Taff, L.L.P., Attention: James S. Fleischer, Esq. and Barry P. Taff, Esq.; if to Fifth Third, to Mr. George A. Schaefer, Jr., President and Chief Executive Officer, Fifth Third Bancorp, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, with a copy to Paul L. Reynolds, Esq., Vice President and General Counsel, Fifth Third Bank, Legal Division, 38 Fountain Square Plaza, 2nd Floor, Cincinnati, Ohio 45263. Such notices shall be deemed to be received when delivered in person or when deposited in the mail by certified mail, return receipt requested with postage prepaid.

     F. This Agreement, together with the written instruments specifically referred to herein and such other written agreements delivered by Fifth Third or CitFed Bancorp to each other pursuant hereto constitute the entire agreement between the parties with regard to the transactions contemplated herein and supersede any prior agreements, whether oral or in writing, including all prior letters and summary term sheets. This Agreement may be hereafter amended only by a written instrument executed by each of the parties pursuant to Section X hereof.

     G. During the period from the date of this Agreement to the Effective Time, except with the prior approval of Fifth Third, CitFed Bancorp shall not, and shall not permit its representatives to, directly or indirectly, subject to the exercise by the directors of CitFed Bancorp of their fiduciary duties, initiate, solicit, negotiate with, encourage discussions with, provide information to, or agree to a transaction with, any corporation, partnership, person or other entity or group concerning any merger of either CitFed Bancorp or any of the Subsidiaries or any sale of substantial assets, sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or similar transaction involving CitFed Bancorp or any of the Subsidiaries (any such transaction being referred to herein as an "Acquisition Transaction"). CitFed Bancorp shall immediately cease and cause to be terminated any activities, discussions or negotiations concerning, or provide any confidential information to, or have any discussion with, any person relating to any Acquisition Transaction. CitFed Bancorp promptly shall communicate to Fifth Third the terms of any proposal which it may receive in respect of an Acquisition Transaction and any request by or indication of interest on the part of any third party with respect to initiation of any Acquisition Transaction or discussions with respect thereto.

     H. Fifth Third and CitFed Bancorp shall each indemnify and hold the other harmless for any claim, liability or expense (including reasonable attorneys' fees) arising from a misstatement or omission in the applications submitted to regulatory agencies for approval of the transaction contemplated by this Agreement relating to the indemnifying party which is based or made in reliance upon any representation, warranty, or covenant of such party in this Agreement or any certification, document, or other information furnished or to be furnished by such party pursuant to this Agreement. From and after Closing Date, this Section VII.H. shall be of no further force or effect.

     I. Following the satisfaction of all conditions to closing the Merger, other than the expiration of any waiting period required by any regulatory agency after its approval of the Merger is issued before the transaction may be consummated and conditions which are only capable of being satisfied at closing, upon the request of Fifth Third and at the sole option of Fifth Third, CitFed Bancorp and the Subsidiaries shall execute and deliver to Midwest Payment Systems, Inc. ("MPS") an agreement to convert all electronic funds transfer ("EFT") related services to MPS and the Jeanie(R) system. Such Agreement shall provide that MPS will be the exclusive provider of such services to CitFed Bancorp and the Subsidiaries for a period of five (5) years from the date such agreements are executed. Fifth Third agrees that the cost of the conversion of CitFed Bancorp and the Subsidiaries to EFT provided by MPS and conversion to the Jeanie(R) system (including, without limitation, the cost of all card reissue, signage and penalties relating to terminating its current EFT relationships) will be paid by Fifth Third. Fifth Third further agrees that the costs and fees to CitFed Bancorp and the Bank Subsidiaries for the Jeanie(R) service shall not exceed those charged by the current EFT service provider of CitFed Bancorp and the Subsidiaries, subject to any increases in such costs and fees which would otherwise be permitted under their current EFT processing agreements. In no event shall CitFed Bancorp or the Subsidiaries be required to take any actions pursuant to this Section VII.I. or otherwise under this Agreement that are contrary to any applicable law, regulation, rule or order or which constitute a breach of the fiduciary duties of the directors of CitFed Bancorp or the Subsidiaries.

     J. Following the satisfaction of all conditions to closing the Merger, other than the expiration of any waiting period required by any regulatory agency after its approval of the Merger is issued before the transaction may be consummated and conditions which are only capable of being satisfied at closing,
(a) CitFed Bancorp and the Subsidiaries shall deliver an agreement with Fifth Third or an affiliate of Fifth Third which will provide the transfer to any such entity of the performance of any and all data processing services, including, without limitation, items processing and application processing, and (b) at Fifth Third's discretion, CitFed Bancorp and the Subsidiaries shall notify any and all vendors currently providing such services of such transfer. CitFed Bancorp and the Subsidiaries shall fully cooperate with Fifth Third in the preparation for such transfer. In the event that Fifth Third determines that a third party should provide such services to CitFed Bancorp and/or the Subsidiaries, CitFed Bancorp and the Subsidiaries, as applicable, agree to have such services provided after the Effective Time by the third party recommended for such purposes by Fifth Third. In the event this Agreement is terminated pursuant to Section VIII hereof for any reason except a material breach or default by CitFed Bancorp, and if, in such instance, CitFed Bancorp desires to convert to another provider of data processing services, including, without limitation, item processing and application processing, Fifth Third shall pay all costs and expenses associated with such conversion.

     K. Fifth Third and CitFed Bancorp shall agree with each other as to the form and substance of any press release related to this Agreement or the transactions contemplated hereby, and shall consult with each other as to the form and substance of other public disclosures related thereto, provided, however, that nothing contained herein shall prohibit either party from making any disclosure which its counsel deems required by law.

     L. Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees, costs and expenses of its own financial consultants, investment bankers, accountants and counsel, without reduction or modification in the number of shares of Fifth Third Common Stock to be issued hereunder. The expenses of printing and mailing the prospectus/proxy statement shall be paid by Fifth Third.

     M. 1. Between the date hereof and the Closing Date, CitFed Bancorp shall promptly advise Fifth Third in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent, and which in each case, would be likely to have a material adverse effect on CitFed Bancorp and its Subsidiaries, taken as a whole; provided, however, that no information so disclosed to Fifth Third shall be deemed an admission by CitFed Bancorp that such fact would be likely to have a material adverse effect on CitFed Bancorp and its Subsidiaries, taken as a whole, nor shall such information so disclosed to Fifth Third be deemed an exception to any representation, warranty or covenant made by CitFed Bancorp herein unless Fifth Third, in its sole discretion, agrees in writing to accept such an exception.

     2. Between the date hereof and the Closing Date, Fifth Third shall promptly advise CitFed Bancorp in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent, and which in each case, would be likely to have a material adverse effect on CitFed Bancorp and its subsidiaries, taken as a whole; provided, however, that no information so disclosed to Cit Fed Bancorp shall be deemed an admission by Fifth Third that such fact would be likely to have a material adverse effect on Fifth Third and its subsidiaries, taken as a whole, nor shall such information so disclosed to CitFed Bancorp shall be deemed an exception to any representation, warranty or covenant made by Fifth Third unless CitFed Bancorp, in its sole discretion, agrees in writing to accept such an exception.

VIII. TERMINATION

     A. This Agreement may be terminated at any time prior to the Effective Time by written notice delivered by Fifth Third to CitFed Bancorp or by CitFed Bancorp to Fifth Third in the following instances:

          1. By Fifth Third or CitFed Bancorp, if there has been to the extent contemplated in Section VI.B.1. and 2. and Section VI.C.1. and 2. herein, a material misrepresentation, a material breach of warranty or a material failure to comply with any covenant on the part of the other party with respect to the representations, warranties, and covenants set forth herein and such misrepresentations, breach or failure to comply has not been cured (if capable of cure) within thirty (30) days after receipt of written notice, provided, the party in default shall have no right to terminate for its own default.

          2. By Fifth Third or CitFed Bancorp if the business or assets or financial condition of the other party, in each case taken as a whole, shall have materially and adversely changed from that in existence at September 30, 1997, other than any such change attributable to or resulting from any change in law, regulation or generally accepted accounting principles, changes in interest rates, economic, financial or market conditions affecting the banking or thrift industry generally or changes that may occur as a consequence of actions or inactions that either party hereto is expressly obligated to take under this Agreement (including without limitation the payment by either party of its transaction expenses related to the actions contemplated by this Agreement).

          3. By Fifth Third or CitFed Bancorp, if the merger transaction contemplated herein has not been consummated by September 30, 1998, provided the terminating party is not in material breach or default of any representations, warranty or covenant contained herein on the date of such termination.

          4. By the mutual written consent of Fifth Third and CitFed Bancorp.

          5. By Fifth Third if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of Fifth Third to effect the Merger set forth in Sections VI.A. and B. herein and non-compliance is not waived by Fifth Third.

          6. By CitFed Bancorp if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of CitFed Bancorp to effect the Merger as set forth in Sections VI.A. and C. herein and non-compliance is not waived by CitFed Bancorp.

          7. By CitFed Bancorp if it determines by a vote of the majority of the members of its Board of Directors, and notifies Fifth Third, at any time during the five (5) day period commencing two (2) business days after the Determination Date and if both of the following conditions are satisfied:

             (i) the Average Closing Price of Fifth Third Common Stock is less than $64.40 (adjusted as set forth in the last sentence of this paragraph VIII.A.7.); and

             (ii) (x) the number obtained by dividing the Average Closing Price on the Determination Date by the Starting Price (such number being referred to herein as the "Fifth Third Ratio") shall be less than (y) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.20 from the quotient in this clause (ii)(y) (such number being referred to herein as the "Index Ratio");

     If CitFed Bancorp elects to terminate this Agreement pursuant to this
Section VIII.A.7., it shall give notice to Fifth Third within the aforementioned five (5) day period, provided such notice may be withdrawn at any time. During the five (5) day period commencing with its receipt of such notice, Fifth Third shall have the option of adjusting the Exchange Ratio to equal the lesser of (i) a number equal to a quotient (rounded to the nearest one-thousandth), the numerator of which is the product of $64.40 multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price, and
(ii) a number equal to a quotient (rounded to the nearest onethousandth), the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Fifth Third Ratio. If Fifth Third makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to CitFed Bancorp of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section VIII.A.7 and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this
Section VIII.A.7.

     For purposes of this Paragraph VIII.A.7, the following terms shall have the meaning indicated:

     "Average Closing Price" shall mean the average of the per share closing prices of the Fifth Third Common Stock as reported on the NASDAQ National Market System for the 20 consecutive trading days ending on the Determination Date as reported by The Wall Street Journal, expressed in decimal figures carried to five figures.

     "Determination Date" means the tenth (10th) trading day prior to the Closing Date.

     "Index Group" means the nineteen (19) bank holding companies listed below, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal since the Starting Date and before the Determination Date for any such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company is removed from the Index Group, the weights (which shall be determined based upon the number of outstanding shares of common stock) shall be redistributed proportionately for purposes of determining the Index Price. The nineteen (19) bank holding companies and the weights attributed to them are as follows:

                                                                SHARES
                                                              OUTSTANDING
                                                                 AS OF
                    BANK HOLDING COMPANY                        9/30/97      WEIGHTING %
                    --------------------                      -----------    -----------
                                                              ($ MILLION)
Northern Trust Corp.........................................   109,139.3         4.89
Star Banc Corp..............................................    85,296.2         3.82
First Tennessee National Corp...............................    64,059.8         2.87
State Street Corp...........................................   160,808.0         7.20
Marshall & Ilsley Corp......................................    88,872.4         3.98
BB&T Corporation............................................   134,308.5         6.02
Mercantile Bancorp..........................................   130,289.0         5.83
First American Corp.........................................    58,379.1         2.61
Summit Bancorp..............................................   175,735.2         7.87
South Trust Corp............................................    99,793.6         4.47
First Security Corp.........................................   115,838.0         5.19
Comerica Inc................................................   105,239.7         4.71
AmSouth Bancorporation......................................    80,706.2         3.61
Union Planters Corp.........................................    67,211.6         3.01
Regions Financial Corp......................................   136,320.5         6.11
Firstar Corporation.........................................   144,655.2         6.48
Crestar Financial Corp......................................   110,188.1         4.93
Synovus Financial Corp......................................   174,984.1         7.84
Huntington Bancshares, Inc..................................   191,133.7         8.56
                                                                               ------
                                                                               100.00%

     "Index Price," on a given date, means the weighted average (weighted in accordance with the Weighting Factors above, which were calculated with reference to the outstanding shares listed above) of the closing prices on such date of the common stock of the companies comprising the Index Group.

     "Starting Date" means January 13, 1998.

     "Starting Price" means $80.50 per share.

     If Fifth Third or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Paragraph VIII.A.7.

     B. If CitFed Bancorp shareholders, acting at a meeting held for the purpose of voting upon this Agreement, fail to adopt the Agreement in the manner required by law, then this Agreement shall be deemed to be automatically terminated, provided that CitFed Bancorp must be in compliance with Section IV.A.

     C. Upon termination as provided in this Section, this Agreement, except for the provisions of Sections VII.D., H., J. and K. hereof shall be void and of no further force or effect, and, except as provided in Section VII.H. hereof, neither party hereto not in material breach or default of its representations, warranties and covenants hereunder shall have any liability of any kind to the other party including but not limited to liability for expenses incurred by the other party in connection with this transaction; provided that no such termination shall relieve a breaching party from liability for any uncured willful breach of a covenant, undertaking, representation or warranty giving rise to such termination.

     D. Fifth Third and CitFed Bancorp agree that irreparable damage would occur and that neither Fifth Third nor CitFed Bancorp would have any adequate remedy at law in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or were otherwise breached. If any action is brought by either party to enforce this Agreement, the other party shall waive the defense that there is an adequate remedy at law. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Ohio or in Ohio state court, this being in addition to any other remedy to which they are entitled at law or in equity.

IX. CLOSING AND EFFECTIVE TIME

     The consummation of the transactions contemplated by this Agreement shall take place at a closing to be held at the offices of Fifth Third in Cincinnati, Ohio on a Friday which is as soon as is reasonably possible following the date that all of the conditions precedent to closing set forth in Section VI hereof, including the waiting period required by any banking or bank holding company regulatory agency after its approval of the Merger is issued before the transaction may be consummated, have been fully met or effectively waived (the "Closing Date"). Fifth Third agrees that upon the satisfaction of such conditions, it will not willfully delay the closing to a date after Fifth Third's next dividend record date, provided, however, Fifth Third shall not be required to take any extraordinary action to effect such closing nor to effect such closing at a time that Fifth Third reasonably believes would be adverse to the interests of Fifth Third and its stockholders. Pursuant to the filing of articles or a certificate of merger (which shall be acceptable to CitFed Bancorp and Fifth Third) with the Secretaries of the States of Ohio and Delaware in accordance with law and this Agreement, the Merger provided for herein shall become effective at the close of business on said day (the "Effective Time"). By mutual agreement of the parties, the closing may be held at any other time or place or on any other date and the effectiveness of the Merger (and the Effective Time) may be changed by such mutual agreement. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for agreements of the parties which by their terms are intended to be performed after the Effective Time.

X. AMENDMENT

     This Agreement may be amended, modified or supplemented by the written agreement of CitFed Bancorp and Fifth Third upon the authorization of each company's respective Board of Directors at any time before or after adoption of this Agreement by the shareholders of CitFed Bancorp, but after any such adoption by the shareholders of CitFed Bancorp no amendment shall be made (without further shareholder action) which changes in any manner adverse to such shareholders the form or amount of consideration to be provided to such shareholders pursuant to this Agreement, or the tax characterization of the transactions as structured pursuant to this Agreement.

XI. GENERAL

     This Agreement was made in the State of Ohio and shall be interpreted under the laws of the United States and the State of Ohio. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns but except as specifically set forth herein or as contemplated in Sections V.D., V.E.1, and VII, none of the provisions hereof shall be binding upon and inure to the benefit of any other person, firm or corporation whomsoever. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred by operation of law or otherwise by any party hereto without the prior written consent of the other party hereto; provided, however, that the merger or consolidation of Fifth Third shall not be deemed an assignment hereunder if Fifth Third is the surviving corporation in such merger or consolidation and its Common Stock shall thereafter continue to be publicly traded and issuable to CitFed Bancorp shareholders pursuant to the terms of this Agreement.

XII. COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original for all purposes but such counterparts taken together shall constitute one and the same instrument.

                           [Signatures on Next Page]

     IN WITNESS WHEREOF, the parties hereto have executed this Affiliation Agreement as of the date hereinabove set forth.

                                          FIFTH THIRD BANCORP

(SEAL)                                    By:   /s/ GEORGE A. SCHAEFER, JR.
                                            ------------------------------------
                                            George A. Schaefer, Jr.
                                            President and Chief Executive
                                              Officer

                                          Attest:    /s/ PAUL L. REYNOLDS
                                              ----------------------------------
                                              Paul L. Reynolds
                                              Assistant Secretary

                                          CITFED BANCORP, INC.

(SEAL)                                    By:        /s/ JERRY L. KIRBY
                                            ------------------------------------
                                            Name: Jerry L. Kirby
                                            Title: Chairman and CEO

                                          Attest:      /s/ JOHN H. CURP
                                              ----------------------------------
                                              Name: John H. Curp
                                              Title: Secretary

                                    ANNEX B

              STOCK OPTION AGREEMENT DATED AS OF JANUARY 13, 1998
                                    BETWEEN
                        FIFTH THIRD BANCORP, AS GRANTEE,
                                      AND
                           CITFED BANCORP, AS ISSUER

                                                                         ANNEX B

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of January 13, 1998, between CITFED BANCORP., INC., a corporation organized and existing under the corporation laws of the State of Delaware ("Issuer"), and FIFTH THIRD BANCORP, an Ohio corporation ("Grantee").

                              W I T N E S S E T H:

     WHEREAS, Grantee and Issuer have entered into an Affiliation Agreement (the "Merger Agreement");

     WHEREAS, as an inducement to the willingness of Grantee to continue to pursue the transactions contemplated by the Merger Agreement, Issuer has agreed to grant Grantee the Option (as hereinafter defined); and

     WHEREAS, the Board of Directors of Issuer has approved the grant of the Option and the Merger Agreement prior to the date hereof;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to an aggregate of 3,230,411 fully paid and nonassessable shares of the common stock, par value $.01 per share, of Issuer ("Common Stock") at a price per share equal to the last reported sale price per share of Common Stock as reported on the NASDAQ National Market System on January 13, 1998; provided, however, that in the event Issuer issues or agrees to issue any shares of Common Stock (other than shares of Common Stock issued pursuant to stock options granted prior to the date hereof) at a price less than such price per share (as adjusted pursuant to subsection (b) of Section 5), such price shall be equal to such lesser price (such price, as adjusted if applicable, the "Option Price"); provided, further, that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

     (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in
Section 5(a) hereof), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section l(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares in breach any provision of the Merger Agreement.

     2. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within six (6) months following such Subsequent Triggering Event (or such later period as provided in Section 10). Each of the following shall be an Exercise Termination Event: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Grantee pursuant to Section VIII(A)(1) of the Merger Agreement (but only if the breach giving rise to the termination was willful) (a "Listed Termination"); or (iii) the passage of eighteen (18) months (or such longer period as provided in Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, the Option may not be exercised at any time when Grantee shall be in material breach of the Merger Agreement such that Issuer shall be entitled to terminate the Merger Agreement pursuant to Section

VIII(A)(1) thereof and (ii) this Agreement shall automatically terminate upon the proper termination of the Merger Agreement by Issuer pursuant to either (x)
Section VIII(A)(1) thereof as a result of the material breach by Grantee or (y)
Section VIII.A.7.

     (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date hereof:

          (i) Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer (the "Issuer Board") shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of this Agreement, (a) "Acquisition Transaction" shall mean
     (x) a merger or consolidation, or any similar transaction, involving Issuer or any Issuer Subsidiary (other than mergers, consolidations or similar transactions (i) involving solely Issuer and/or one or more wholly-owned (except for directors' qualifying shares and a de minimis number of other shares) Subsidiaries of the Issuer, provided, any such transaction is not entered into in violation of the terms of the Merger Agreement or (ii) in which the shareholders of Issuer immediately prior to the completion of such transaction own at least 50% of the Common Stock of the Issuer (or the resulting or surviving entity in such transaction) immediately after completion of such transaction, provided any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of Issuer or any Issuer Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Issuer Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

          (ii) Any person other than the Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

          (iii) The shareholders of Issuer shall have voted and failed to adopt the Merger Agreement at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been cancelled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been cancelled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or publicly disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

          (iv) The Issuer Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Grantee its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement, or Issuer or any Issuer Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

          (v) Any person other than Grantee or any Grantee Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

          (vi) Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction, and following such breach Grantee would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both);

          (vii) Any person other than Grantee or any Grantee Subsidiary shall have filed an application or notice with the Office of Thrift Supervision (the "OTS") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction; or

          (viii) Any person other than Grantee or any Grantee Subsidiary shall have made a proposal to Issuer or its shareholders to engage in an Acquisition Transaction and such proposal shall have been publicly announced.

     (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

          (i) The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

          (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (z) of the second sentence thereof shall be 25%.

     (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

     (e) In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the OTS or any other regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify Issuer of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

     (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall (i) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer and (ii) present and surrender this Agreement to Issuer at its principal executive offices, provided that the failure or refusal of the Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude the Holder from exercising the Option.

     (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

     (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

          "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement, dated as of January 13, 1998, between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of Counsel to the Holder; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

     (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed subject to the receipt of any necessary regulatory approvals to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

     3. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer;
(iii) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (y) in the event, under the Savings and Loan Holding Company Act ("SLHCA"), or the Change in Bank Control Act of 1978, as amended, or any state or other federal banking law, prior approval of or notice to the OTS or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the OTS or such state or other federal regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

     4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     5. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5.

     (a) In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it equals 19.9% of the number of shares of Common Stock then issued and outstanding.

     (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

     6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within twelve (12) months (or such later period as provided in Section
10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer's attorneys' fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration and the twelve (12) month period referred to in the first sentence of this section shall be increased to twenty-four (24) months. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

     7. (a) At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of Issuer's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to Issuer.

     (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this
Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

     (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option and/or the Option Shares whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price and/or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, and/or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

     (d) For purposes of this Section 7, a "Repurchase Event" shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

          (i) the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

          (ii) the consummation of any Acquisition Transaction described in
     Section 2(b)(i) hereof, except that the percentage referred to in clause
     (z) shall be 50%.

     8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or a Grantee Subsidiary and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquiror in such plan of exchange, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or the Issuer Subsidiary's assets or deposits to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either
(x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

     (b) The following terms have the meanings indicated:

          (i) "Acquiring Corporation" shall mean (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer),
     (ii) the acquiring person in a plan of exchange in which Issuer is acquired, (iii) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person, and (iv) the transferee of all or a substantial part of Issuer's assets or deposits (or the assets or deposits of the Issuer Subsidiary).

          (ii) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

          (iii) "Assigned Value" shall mean the market/offer price, as defined in Section 7.

          (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

     (c) The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

     (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

     (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

     (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

     9. (a) At the request of the holder of the Substitute Option (the "Substitute Option Holder"), the issuer of the Substitute Option (the "Substitute Option Issuer") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

     (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and/or certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this
Section 9. As promptly as practicable and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

     (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Option Repurchase Price and/or the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its reasonable best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder and/or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, and/or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period.

     10. The 30-day, 6-month, 12-month, 18-month or 24-month periods for exercise of certain rights under Sections 2, 6, 7, 9, 12 and 14 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

     11. Issuer hereby represents and warrants to Grantee as follows:

     (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Issuer Board prior to the date hereof and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

     (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant thereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

     12. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder; provided, however, that until the date 15 days following the date on which the OTS has approved an application by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer,
(iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf or (iv) any other manner approved by the OTS.

     13. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, applying to the OTS under the SLHCA for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.

     14. (a) Grantee may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10), relinquish the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price; provided, however, that Grantee may not exercise its rights pursuant to this Section 14 if Issuer has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7. The "Surrender Price" shall be equal to $30 million (i) plus, if applicable, Grantee's purchase price with respect to any Option Shares and (ii) minus, if applicable, the excess of (B) the net cash amounts, if any, received by Grantee pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) Grantee's purchase price of such Option Shares.

     (b) Grantee may exercise its right to relinquish the Option and any Option Shares pursuant to this Section 14 by surrendering to Issuer, at its principal office, a copy of this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to relinquish the Option and Option Shares, if any, in accordance with the provisions of this Section 14 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

     (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that it is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 14 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying to Grantee the Surrender Price in full, (i) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (c) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and
(ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 14(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section
14).

     15. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. In connection therewith both parties waive the posting of any bond or similar requirement.

     16. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to

Section 1(b) or Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

     17. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

     18. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof (except to the extent that mandatory provisions of Federal law are applicable).

     19. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     20. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     21. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

     22. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

     23. Grantee agrees that for so long as this Option Agreement is in effect and for a period of one year following the termination of this Option Agreement pursuant to Section 2(a) hereof, Grantee shall not seek to engage in an Acquisition Transaction with Issuer or an Issuer Subsidiary absent the approval of Issuer's Board of Directors.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          FIFTH THIRD BANCORP

                                          By:   /s/ GEORGE A. SCHAEFER, JR.
                                            ------------------------------------
                                          Its: President and Chief Executive
                                               Officer
                                            ------------------------------------

                                          CITFED BANCORP, INC.

                                          By:        /s/ JERRY L. KIRBY
                                            ------------------------------------
                                          Its: President and CEO
                                            ------------------------------------

                                    ANNEX C

          FORM OF FAIRNESS OPINION OF KEEFE, BRUYETTE AND WOODS, INC.
                                              , 1998

Board of Directors
CitFed Bancorp, Inc.
One Citizens Federal Centre
Dayton, OH 45402

Members of the Board:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the common stockholders of CitFed Bancorp Inc. ("CitFed Bancorp") of the consideration to be received by such stockholders in the proposed merger (the "Merger") of CitFed Bancorp with and into Fifth Third Bancorp. ("Fifth Third"), pursuant to the Agreement and Plan of Merger ("Agreement") dated as of January 13, 1998, between CitFed Bancorp and Fifth Third (the "Agreement"). Under the terms of the Merger, stockholders of CitFed Bancorp will receive 0.67 shares of Fifth Third's common stock, subject to adjustment as described in the Agreement (the "Consideration") for each of their shares of common stock, par value $.01 per share of CitFed Bancorp. It is our understanding that the Merger will be accounted for as a pooling accounting transaction under generally accepted accounting practices.

     Keefe, Bruyette & Woods, Inc. as part of its investment banking business, is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, CitFed Bancorp and Fifth Third and as a market maker in securities we may from time to time have a long or short position in, and buy or sell, debt or equity securities of CitFed Bancorp and Fifth Third for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of CitFed Bancorp in rendering this fairness opinion and will receive a fee from CitFed Bancorp for our services.

     In rendering our opinion, we have (i) reviewed, among other things, the Merger Agreement, Annual Reports to stockholders and Annual Reports on Form 10-K of CitFed Bancorp for the four years ended March 31, 1997 and Annual Reports to stock holders and Annual Reports on Form 10-K of Fifth Third for the four years ended December 31, 1996, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of CitFed Bancorp and certain interim reports and Quarterly Reports on Form 10-Q of Fifth Third and certain internal financial analyses and forecasts for CitFed Bancorp prepared by management; (ii) held discussions with members of senior management of CitFed Bancorp and Fifth Third regarding past and current business operations, regulatory relationships, financial condition and future prospects of the respective companies; (iii) compared certain financial and stock market information for Fifth Third with similar information for certain other companies the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations in the savings industry; and (v) performed such other studies and analyses as we considered appropriate.

CitFed Bancorp Inc.
Board of Directors
Page  2

     In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying any of such information. We have relied upon the management of CitFed Bancorp as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of CitFed Bancorp and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have also assumed, without independent verification, that the aggregate allowances for loan losses for CitFed Bancorp and Fifth Third are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of CitFed Bancorp or Fifth Third, nor have we examined any individual credit files.

     We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of CitFed Bancorp and Fifth Third; (ii) the assets and liabilities of CitFed Bancorp and Fifth Third; and (iii) the nature and terms of certain other merger transactions involving thrift and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the common stockholders of CitFed Bancorp.

                                            Very truly yours,

                     INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1701.13(E) of the Ohio Revised Code provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful. Section 1701.13(E)(2) further specifies that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of (a) any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent, that the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper, and (b) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code concerning unlawful loans, dividends and distribution of assets. In addition, Section 1701.13(E) requires a corporation to pay any expenses, including attorney's fees, of a director in defending an action, suit, or proceeding referred to above as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both (i) repay such amount if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and (ii) reasonably cooperate with the corporation concerning the action, suit, or proceeding. The indemnification provided by
Section 1701.13(E) shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Second Amended Articles of Incorporation or Code of Regulations of Fifth Third.

     The Code of Regulations of Fifth Third provides that Fifth Third shall indemnify each director and each officer of Fifth Third, and each person employed by Fifth Third who serves at the written request of the President of Fifth Third as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, to the full extent permitted by Ohio law. Fifth Third may indemnify assistant officers, employees and others by action of the Board of Directors to the extent permitted by Ohio law.

     Fifth Third carries directors' and officers' liability insurance coverage which insures its directors and officers and the directors and officers of its subsidiaries in certain circumstances.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

                                                                       PAGE NUMBER IN SEQUENTIAL
                        DOCUMENT                            EXHIBIT         NUMBERING SYSTEM
                        --------                            -------    -------------------------
Affiliation Agreement (excluding exhibits) and related
Agreement of Merger, both dated as of January 13, 1998
by and between Fifth Third Bancorp and CitFed Bancorp,
Inc. (set forth in Annex A to the Proxy
Statement/Prospectus included in this Registration
Statement)..............................................    2.1       Included in Annex A
Affiliation Agreement (excluding exhibits) and related
Agreement of Merger, both dated as of January 2, 1998 by
and between Fifth Third Bancorp and State Savings
Company.................................................    2.2       Incorporated by Reference(1)
Seconded Amended Articles of Incorporation of Fifth
Third Bancorp, as amended...............................    3.1       Incorporated by Reference(2)
Code of Regulations of Fifth Third Bancorp, as
amended.................................................    3.2       Incorporated by Reference(2)
Stock Option Agreement (excluding exhibits) dated as of
January 13, 1998 between CitFed Bancorp, Inc., as issuer
and Fifth Third Bancorp, as grantee (set forth in Annex
B to the Proxy Statement/Prospectus, included in this
Registration Statement).................................    4         Included in Annex B
Form of Opinion of counsel employed by Fifth Third
Bancorp as to the legality of the securities being
issued..................................................    5
Fifth Third Bancorp 1982 Stock Option Plan..............    10.1      Incorporated by Reference(3)
Fifth Third Bancorp 1987 Stock Option Plan..............    10.2      Incorporated by Reference(4)
Fifth Third Bancorp Unfunded Deferred Compensation Plan
for Non-Employee Directors..............................    10.3      Incorporated by Reference(5)
Fifth Third Bancorp Nonqualified Deferred Compensation
Plan....................................................    10.4      Incorporated by Reference(6)
Fifth Third Bancorp 1990 Stock Option Plan..............    10.5      Incorporated by Reference(7)
Fifth Third Bancorp Variable Compensation Plan..........    10.6      Incorporated by Reference(8)
Fifth Third Bancorp 1998 Long-Term Incentive Stock
Plan....................................................    10.7      Incorporated by Reference(8)
Form of Employment Agreement between Fifth Third Bancorp
and Jerry L. Kirby......................................    10.8
Form of Employment Agreement between Fifth Third Bancorp
and David E. Reese......................................    10.9      Incorporated by Reference(1)
Form of Employment Agreement between Fifth Third Bancorp
and Donald B. Shackelford...............................    10.10     Incorporated by Reference(1)
1997 Annual Report to Stockholders of Fifth Third
Bancorp.................................................    13        Incorporated by Reference
Subsidiaries of Fifth Third Bancorp.....................    21        Incorporated by Reference(8)
Consent of Deloitte & Touche LLP (with respect to Fifth
Third Bancorp)..........................................    23.1
Consent of Deloitte & Touche LLP (with respect to CitFed
Bancorp, Inc.)..........................................    23.2
Form of Consent of Keefe, Bruyette & Woods, Inc. .......    23.3
Consent of counsel employed by Fifth Third Bancorp......    23.5      Included in Exhibit 5
A power of attorney where various individuals authorize
the signing of their names to any and all amendments to
this Registration Statement and other documents
submitted in connection herewith is contained on the
first page of the signature pages following Part II of
this Registration Statement.............................    24
Form of Fairness Opinion of Keefe, Bruyette & Woods,
Inc. (set forth in Annex C to the Proxy
Statement/Prospectus included in this Registration
Statement)..............................................    99.1      Included in Annex C
Form of Proxy Card......................................    99.2
Form of Letter to CitFed Bancorp Stockholders...........    99.3
Form of Notice of Special Meeting of CitFed Bancorp
  Stockholders..........................................    99.4

                                                                       PAGE NUMBER IN SEQUENTIAL
                        DOCUMENT                            EXHIBIT         NUMBERING SYSTEM
                        --------                            -------    -------------------------
Form of Consent of Jerry L. Kirby.......................    99.5
Form of Consent of Allen M. Hill........................    99.6

---------------
(1) Filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-4, Registration No. 333- .

(2) Filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-4, Registration No. 33-63966.

(3) Filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-2, Registration No. 2-98550.

(4) Filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-2, Registration No. 33-13252.

(5) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1985.

(6) Filed with the Securities and Exchange Commission as Exhibit 10.4 to a Registration Statement on Form S-4, Registration No. 33-21139.

(7) Filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form S-8, Registration No. 33-34075.

(8) Incorporated by reference to the Registrant's Proxy Statement dated February 9, 1998.

(9) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1997.

UNDERTAKINGS

     (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (3) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (5) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (6) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (7) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on March 16, 1998.

                                          FIFTH THIRD BANCORP

                                               /s/ GEORGE A. SCHAEFER, JR.
                                          --------------------------------------
                                          By: George A. Schaefer, Jr.
                                          President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints GEORGE A. SCHAEFER, JR. his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and execute on behalf of the undersigned any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with any such amendments, as fully to all intents and purposes as he might or could do in person, and does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            Principal Executive Officer:

             /s/ GEORGE A. SCHAEFER, JR.                 Date: March 16, 1998
-----------------------------------------------------
               George A. Schaefer, Jr.
        President and Chief Executive Officer

            Principal Financial Officer:

                 /s/ NEAL E. ARNOLD                      Date: March 16, 1998
-----------------------------------------------------
                   Neal E. Arnold
        Chief Financial Officer and Treasurer

            Principal Accounting Officer:

                  /s/ ROGER W. DEAN                      Date: March 16, 1998
-----------------------------------------------------
                    Roger W. Dean
                     Controller

              Directors of the Company:

                 /s/ DARRYL F. ALLEN                    Date: March 16, 1998
------------------------------------------------------
                   Darryl F. Allen

                                                        Date:
------------------------------------------------------
                   John F. Barrett

                                                        Date:
------------------------------------------------------
                Milton C. Boesel, Jr.

                 /s/ GERALD V. DIRVIN                   Date: March 16, 1998
------------------------------------------------------
                   Gerald V. Dirvin

                /s/ THOMAS B. DONNELL                   Date: March 16, 1998
------------------------------------------------------
                  Thomas B. Donnell

                /s/ RICHARD T. FARMER                   Date: March 16, 1998
------------------------------------------------------
                  Richard T. Farmer

                   /s/ IVAN W. GORR                     Date: March 16, 1998
------------------------------------------------------
                     Ivan W. Gorr

               /s/ JOSEPH H. HEAD, JR.                  Date: March 16, 1998
------------------------------------------------------
                 Joseph H. Head, Jr.

                /s/ JOAN R. HERSCHEDE                   Date: March 16, 1998
------------------------------------------------------
                  Joan R. Herschede

                /s/ WILLIAM G. KAGLER                   Date: March 16, 1998
------------------------------------------------------
                  William G. Kagler

                 /s/ JAMES D. KIGGEN                    Date: March 16, 1998
------------------------------------------------------
                   James D. Kiggen


                /s/ MITCHEL LIVINGSTON                  Date: March 16, 1998
------------------------------------------------------
                  Mitchel Livingston

                 /s/ ROBERT B. MORGAN                   Date: March 16, 1998
------------------------------------------------------
                   Robert B. Morgan

                 /s/ JAMES E. ROGERS                    Date: March 16, 1998
------------------------------------------------------
                   James E. Rogers

                  /s/ BRIAN H. ROWE                     Date: March 16, 1998
------------------------------------------------------
                    Brian H. Rowe

             /s/ GEORGE A. SCHAEFER, JR.                Date: March 16, 1998
------------------------------------------------------
               George A. Schaefer, Jr.

               /s/ JOHN J. SCHIFF, JR.                  Date: March 16, 1998
------------------------------------------------------
                 John J. Schiff, Jr.

             /s/ DENNIS J. SULLIVAN, JR.                Date: March 16, 1998
------------------------------------------------------
               Dennis J. Sullivan, Jr.

                  /s/ DUDLEY S. TAFT                    Date: March 16, 1998
------------------------------------------------------
                    Dudley S. Taft
